2025 PROXY STATEMENT



jetBlue®





MESSAGE FROM OUR CHIEF EXECUTIVE OFFICER

April 2, 2025

Dear Fellow Stockholders:

On behalf of the JetBlue Board of Directors, I am pleased to invite you to join our virtual annual meeting of stockholders on Wednesday, May 14, 2025 at 9:00 a.m. Eastern Daylight Time. This year's event can be accessed at www.virtualshareholdermeeting.com/jblu2025.

2024 was a year of transformation for JetBlue as we launched JetForward, our multi-year strategy to return to sustained profitability. With clear priorities and disciplined execution, JetForward is a back-to-basics approach grounded in four priority moves to enhance reliability, expand our East Coast leisure network, invest in products and perks our customers value, and position JetBlue for a secure financial future.

JetForward is designed to help us navigate a shifting competitive landscape, evolving customer preferences, and rising industry costs—ensuring long-term success and a path back to sustained profitability. Since JetForward's launch, our new leadership team and crewmembers across JetBlue have remained laser-focused on execution, delivering measurable progress. Highlights of our early momentum include:

Reliable & Caring Service

- Substantially improved reliability in every operational metric including a notable 6-point jump in on-time arrivals performance in 2024 vs. 2023.

- Improved customer satisfaction as measured by the Net Promoter Score (NPS) by nearly 10 points vs. 2023 - best in industry.

- Ranked 6th overall in The Wall Street Journal's 2024 Airline Rankings, a three-spot improvement from the prior year.

- Earned The Points Guy's top spot for best U.S. economy class for the fifth time.

Best East Coast Leisure Network

- Redeployed about 20% of our prior network into areas of strength, including the Northeast, Florida and the Caribbean, and ended operations at 15 airports.

- Launched or announced service to 15 locations across the U.S., Caribbean, Latin America, and Europe.

Products & Perks Customers Value

- Implemented successful new revenue streams like preferred seating and an enhanced BlueBasic offering.

- Bolstered our TrueBlue loyalty program with more perks and partners, and launched a new premium credit card.

- Announced plans to introduce a domestic first class cabin on all non-Mint® aircraft beginning in 2026, rounding out a full spectrum of offerings for customers including Blue Basic, EvenMore, and Mint®.

A Secure Financial Future

- Met 2024 full-year cost guide despite headwinds, achieving top end of $175 - $200 million structural cost program target with $190 million of total program savings and setting the foundation for continued cost control through JetForward.

- Raised over $3 billion of strategic financing to retire debt, pre-fund capital expenditures in 2024 and 2025, and provide runway to execute on our JetForward strategy.

- Deferred ~$3 billion of aircraft capital expenditures to 2030 and beyond to help restore our balance sheet and improve JetBlue's trajectory to free cash flow.

Our dedicated and highly qualified Board of Directors ("Board") plays an integral role in guiding our overall long-term strategy. Their independent thought leadership and deep experience in risk oversight and strategy development offers valuable insight into important issues facing JetBlue.

Looking ahead to 2025, we remain steadfast in executing our JetForward strategy and delivering the JetBlue experience that people know and love. We will continue making disciplined investments in our operation, enhancing the customer experience, and reinforcing our financial foundation to ensure JetBlue remains not only a vibrant airline, but also a valuable investment for our stockholders.

On behalf of the Board of Directors, thank you for your continued investment and support of JetBlue.

Very truly yours,

Joanna Geraghty

Joanna Geraghty
Chief Executive Officer and Director

TABLE OF CONTENTS

jetBlue®

TO BE HELD ON MAY 14, 2025

9:00 a.m. (Eastern Daylight Time)

via the Internet at
www.virtualshareholdermeeting.com/jblu2025

JETBLUE AIRWAYS CORPORATION
27-01 Queens Plaza North
Long Island City, New York 11101

NOTICE
of Annual Meeting of Stockholders

This notice of annual meeting, proxy statement and form of proxy for JetBlue Airways Corporation ("JetBlue" or the "Company") are being distributed and made available on or about April 2, 2025.

TIME AND DATE

9:00 a.m., Eastern Daylight Time, on Wednesday, May 14, 2025

PLACE

Online at *www.virtualshareholdermeeting.com/jblu2025*

ITEMS OF BUSINESS

1. To elect the thirteen directors named in this proxy statement;
2. To approve, on an advisory basis, the compensation of our named executive officers ("say-on-pay" vote);
3. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and
4. Such other business as may properly come before the annual meeting and any postponement(s) or adjournment(s) thereof.

ADJOURNMENTS AND POSTPONEMENTS

Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

RECORD DATE

You are entitled to vote only if you were a JetBlue stockholder as of the close of business on March 21, 2025.

By order of the Board of Directors

Eileen McCarthy
General Counsel and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 14, 2025

The notice of annual meeting, the proxy statement and our 2024 Annual Report to Stockholders are available on our website at *http://investor.jetblue.com*. Additionally, in accordance with the Securities and Exchange Commission rules, you may access our proxy materials at *www.proxyvote.com*.

VOTE IN ADVANCE OF THE MEETING:

If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.



BY INTERNET
Vote your shares at
www.proxyvote.com
Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number needed to vote.



BY TELEPHONE
Call 1-800-690-6903
(toll-free)
Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number needed to vote.



BY MAIL
Sign, date and return the enclosed proxy card or voting instruction form
If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

VOTING

Your vote is very important. Regardless of whether you plan to attend the virtual annual meeting, we hope you will vote as soon as possible. You may vote your shares over the Internet or via a toll-free telephone number. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the annual meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. In addition, stockholders of record and beneficial owners will be able to vote their shares electronically during the annual meeting. For specific instructions on how to vote your shares, please refer to the section entitled *Questions and Answers About the Annual Meeting and Voting* beginning on page 83 of the Proxy Statement.

VIRTUAL MEETING ADMISSION

Stockholders of record as of March 21, 2025 will be able to participate in the virtual annual meeting by visiting our annual meeting website *www.virtualshareholdermeeting.com/jblu2025*.

To participate in the 2025 virtual annual meeting, you will need the 16-digit control number included on your Notice of Internet Availability of the proxy materials, on your proxy card or on the instructions that accompanied your proxy materials.

The 2025 virtual annual meeting will begin promptly at 9:00 a.m., Eastern Daylight Time, on May 14, 2025. Online check-in will begin at 8:50 a.m., Eastern Daylight Time. Please allow ample time for the online check-in procedures.

ANNUAL MEETING WEBSITE AND PRE-MEETING PORTAL

We believe the online format for the 2025 annual meeting allows us to communicate more effectively with you. Stockholders can access our pre-meeting portal, where you can submit questions in advance of the annual meeting, by visiting our annual meeting website at *www.proxyvote.com* and logging in with your 16-digit control number. Stockholders can also access copies of our Proxy Statement and 2024 Annual Report to Stockholders at the annual meeting website.

PROXY STATEMENT SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER. PLEASE READ THE ENTIRE PROXY STATEMENT CAREFULLY BEFORE YOU VOTE.

Annual Stockholders Meeting


Date & Time
May 14, 2025
9:00 a.m. EDT


Place
Via the Internet at
www.virtualshareholdermeeting.com/jblu2025


Record Date
March 21, 2025

Voting Matters

Proposals	Board Recommends	See Page
1. **Election of Directors** The Board and its Governance and Nominating Committee believe each of the thirteen director nominees possesses the skills and experience to effectively monitor performance, provide oversight and advise leadership on the Company's long-term strategy.	Vote **FOR** each nominee	28
2. **Advisory Vote on Executive Compensation** ("say-on-pay") Our executive compensation programs demonstrate the execution of our pay for performance philosophy.	Vote **FOR**	39
3. **Ratify Ernst & Young LLP ("EY") as our Independent Registered Public Accounting Firm** Based on the Audit Committee's assessment of EY's qualifications and performance, the Board and the Audit Committee believe EY's retention for fiscal year 2025 is in the best interests of the Company and its stockholders.	Vote **FOR**	79

HOW DO I VOTE?


BY INTERNET
Vote your shares at
www.proxyvote.com
Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number needed to vote.


BY TELEPHONE
Call 1-800-690-6903
(toll-free)
Have your Notice of Internet Availability or proxy card in hand for the 16-digit control number needed to vote.


BY MAIL
Sign, date and return the enclosed proxy card or voting instruction form
If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.


AT THE MEETING
Vote online during the meeting
See p. 83 "Questions and Answers About the Annual Meeting and Voting" for details about voting at the meeting.

Our Director Nominees

Our Governance and Nominating Committee and our Board have determined that the director nominees possess a broad range of attributes, viewpoints and experiences to effectively oversee JetBlue's long-term business strategy. The following table provides summary information about each director nominee. Detailed information about each director nominee's qualifications, experience and expertise can be found in their biographies starting on page 28.

					Committee Memberships as of 2025 Annual Meeting				
Name	Age	Director since	Independent	Other Public Boards	Audit	Comp	Airline Safety	G&N	Finance
Peter Boneparth *Independent Board Chair*	65	2008	Y	—		Member		Member	Chair
Monte Ford	65	2021	Y	3			Member		
Joanna Geraghty	52	2024	N	1			Member		
Ellen Jewett	66	2011	Y	1	Member, Financial Expert			Chair	Member
Robert Leduc	69	2020	Y	2	Chair, Financial Expert		Member		Member
Jesse Lynn	54	2024	Y	1	Member			Member	Member
Teri McClure	61	2019	Y	3		Chair		Member	
Sean Menke	56	2024	Y	1	Member, Financial Expert		Member		Member
Steven Miller	36	2024	Y	1	Member, Financial Expert				Member
Nik Mittal	53	2022	Y	—	Member, Financial Expert				Member
Sarah Robb O'Hagan	52	2018	Y	—		Member			
Vivek Sharma	50	2019	Y	—		Member			
Thomas Winkelmann	65	2013	Y	—		Member	Chair	Member	

Chair
Member
Financial Expert

COMPOSITION



AGE

8%
35-49
46%
50-59
31%
60-65
15%
65+

GENDER

69%
Male
31%
Female

BOARD TENURE

23%
>10 years
54%
0-4 years
23%
5-10 years

RACE/ETHNICITY

8%
Prefer not to say
15%
African American
15%
Asian American
62%
White

Stockholder Engagement and Response to 2024 "Say-on-Pay Vote"

We have a history of strong shareholder support for our Board's pay-for-performance philosophy and the 2024 say-on-pay vote differed significantly. In response, we conducted extensive outreach throughout 2024 to actively listen to stockholder concerns, provide greater clarity on our 2024 and previous compensation practices, and integrate feedback into our program design.

Our outreach program in 2024 targeted our top 25 stockholders representing nearly 76% of our outstanding shares, including stockholders who voted against last year's say-on-pay vote. Stockholders representing approximately 59% of our outstanding shares responded and engaged.

Teri McClure, our independent Compensation Committee Chair, played a central role in our stockholder engagement and participated in the majority of meetings with stockholders.

In these meetings, several stockholders expressed concerns with the structure and quantum of the pandemic era retention awards ("RAs") and Spirit-related transaction incentive awards. As a reminder, these awards were paid out in 2024 pursuant to contractual commitments made to our leaders between 2021 and 2023 due to the then-tumultuous environment. We do not intend to issue new pandemic RAs or Spirit-related transaction incentive awards, as the circumstances that triggered those awards are over.

In those engagement discussions, we also discussed with our stockholders an overview of our developing plan to respond to the 2024 Say-on-Pay vote, including the creation of a cross-functional group, comprised of management, compensation, legal and investor relations, to review feedback and identify recommendations for the Compensation Committee and the Board to assess. We have also enhanced our compensation-related disclosure in this proxy statement and our Compensation Committee continues to review our executive compensation program for resiliency going forward.

The table below outlines the key areas of feedback we received from stockholders and the specific actions we have taken in response. A fulsome discussion of our stockholder outreach can be found under "Stockholder Engagement and Response" of the "Compensation Discussion and Analysis" on page 42.

WHAT WE HEARD FROM STOCKHOLDERS	WHAT WE DID
Enhance disclosure for: - Pandemic era retention awards - Ms. Geraghty's special equity award - Spirit-related transaction incentive awards - Incentive metrics	**Provided additional context and disclosures in this year's CD&A** relating to the pandemic era retention awards, Ms. Geraghty's special equity award, Spirit-related transaction incentive awards and Long Term Incentive ("LTI") metrics including timing, circumstances and criteria. *See the "Historical Compensation Awards" section of the Compensation Discussion & Analysis on page 44.*
Create a closer tie to individual performance and financial and operational performance for the Short Term Incentive ("STI") program	**Proactively capped 2024 bonuses** – limited 2024 STI payouts to 100% to reinforce pay-for-performance alignment in light of overall financial performance. *See the "2024 Annual Incentive Payout" section of the Compensation Discussion & Analysis on page 54.*
Provide transparency relating to individual performance and what factors are included in goal assessment	**Added specific individual goal assessments** to provide further clarity on contributions of each NEO. *See the "Individual Performance" section of the Compensation Discussion & Analysis on page 53.*
More performance based LTI pay mix	**LTI grant mix was updated to 50% RSUs and 50% PSUs** for the CEO and majority of NEOs, whereas in 2023, LTI grant mix was on average weighted more on RSUs. *See the "Long Term Incentives" section of the Compensation Discussion & Analysis on page 54.*

Compensation That Supports Our Business Strategy

Our executive compensation program is designed to drive achievement of our business strategy by incentivizing and rewarding our executives for performance of corporate goals so they remain focused on long-term growth of the Company and enhancing stockholder value. Specifically, it is structured to:

- Attract, motivate and retain the highest level of executive talent to guide our business and successfully execute our strategy.

- Provide performance-based incentives to reward achievement of short- and long-term business goals and strategic objectives, which align with our operating plan, while recognizing individual contributions.

- Align the interests of our executives with those of our stockholders, including by placing more than 85% of our CEO's and 78% of our NEO's 2024 total compensation opportunity "at-risk".



2024 COMPENSATION PAY MIX AT TARGET*

CEO** Only — Base 14%, PSU 31%, Bonus 24%, RSU 31% — **86%** At-Risk

All Other NEOs*** — Base 22%, PSU 28%, Bonus 22%, RSU 28% — **78%** At-Risk

The Compensation Committee establishes challenging performance goals under our annual and long-term incentive plans to drive JetBlue's business strategy and maximize value for our stockholders. As more fully described in the "Pay for Performance" section of the "Compensation Discussion and Analysis" on page 47, this disciplined approach ensures that compensation outcomes reflect both company performance and stockholder returns, reinforcing our strong pay-for-performance culture.

---

*   *The compensation for 2024 is reported in the Summary Compensation Table at page 60. This includes target compensation, defined as base salary, target bonus and target long term incentives. Other NEOs includes an average of base salary, target bonus and target long term incentives for Marty St. George, Ursula Hurley, Warren Christie and Carol Clements.*

**   *Does not include Mr. Hayes' compensation. Mr. Hayes, our former Chief Executive Officer, left JetBlue on February 12, 2024.*

***   *Does not include Mr. Nelson's compensation. Mr. Nelson, our former General Counsel and Corporate Secretary, left JetBlue on August 5, 2024.*

Business Overview



JETFORWARD

Four Priority Moves

Reliable & caring service
drives choice, satisfaction and cost savings

Best East Coast leisure network
where our value proposition is positioned to win

Products and perks customers value
to capture growing share of premium customers

A secure financial future
that sustains our cost advantage to our peers & restores our balance sheet

JetBlue took to the skies in 2000 with a radical mission of bringing humanity back to air travel. The airline's founders had a simple recipe: keep costs low, and deliver low fares with great service backed up by the best people and culture in the business. For 25 years the airline has been committed to its customer-centric approach, combining award-winning service, industry-leading comfort, and innovative products. With a focus on our JetForward strategy, we are leaning into our strengths and setting a course for sustained profitability and long-term success.

A Differentiated Travel Experience

JetBlue is known for redefining the travel experience with key differentiators, including:

- **More Comfort in Every Cabin** – Our spacious seating, free high-speed Wi-Fi, and seatback entertainment set us apart in the industry.

- **Award-Winning Customer Service** – We continue to be recognized for our caring, customer-first approach, including receiving the best industry-wide NPS score and top ranking by *The Points Guy's* top for U.S. economy class for a fifth time in 2024.

- **Premium Travel Options** – Our Mint® product continues to raise the bar, we have made enhancements to our EvenMore experience, and we announced plans to introduce a domestic first-class product starting in 2026. New lounges opening in 2025 at JFK and 2026 in Boston Logan will further enhance the premium travel experience.

- **A Loyalty Program That Delivers** – TrueBlue® offers flexible rewards and valuable perks, with a new premium credit card that launched in early 2025.

Executing on JetForward for a Sustainable Future

In 2024, we launched **JetForward**, our multi-year roadmap designed to drive operational reliability, customer loyalty, and financial resilience. JetForward is built on four priority moves:

1. **Reliable & Caring Service** – Driving operational excellence, reducing delays, and improving customer satisfaction.
2. **Best East Coast Leisure Network** – Optimizing our route network to focus on high-demand markets where the JetBlue brand resonates and we have historically been successful.
3. **Products & Perks Customers Value** – Enhancing revenue streams (including new premium offerings), investing in loyalty, and elevating the customer experience.
4. **A Secure Financial Future** – Committed to cost discipline, enabling free cash flow and improving our balance sheet.

Financial and Operational Discipline

As we execute JetForward, we are focused on financial sustainability, making disciplined decisions to ensure JetBlue remains a strong competitor in the airline industry and valuable investment for our stockholders. In 2024, we successfully:

- Improved operational performance, with a 6-point increase in on-time performance year-over-year.

- Generated about $395 million in new revenue initiatives.

- Delivered $190 million in structural cost savings.

- Raised over $3 billion in strategic financing and deferred $3 billion in aircraft capital expenditures to strengthen liquidity.

Our 2024 full-year results were as follows:



OPERATING MARGIN
GAAP: (7.4)%
NON-GAAP(1)*: (1.0)%

REVENUE PER AVAILABLE
SEAT MILE (RASM)
YEAR-OVER-YEAR
0.0%

CASM (EX-FUEL)(2)*
YEAR-OVER-YEAR
6.6%

CAPACITY
YEAR-OVER-YEAR
(3.5)%

$9.3 BILLION
OPERATING REVENUE

$144 MILLION
CASH FLOW
FROM OPERATIONS

$3.9 BILLION
LIQUIDITY

$2.75
AVERAGE COST
OF FUEL
PER GALLON

4.9%
COST PER AVAILABLE
SEAT MILE (CASM)
YEAR-OVER-YEAR

25
AIRCRAFT
DELIVERIES

NET (LOSS)
GAAP: ($795)M
NON-GAAP(1)*: ($245)M

NET (LOSS) PER SHARE
GAAP: ($2.30)
NON-GAAP(1)*: ($0.71)

(1) *Excluding special items and net (loss) gain on investments.*
(2) *Cost per available seat mile, excluding aircraft fuel, other non-airline operating expenses, and special items.*
*   *Non-GAAP financial measure. For more information on the non-GAAP measures, please refer to Appendix A "Non-GAAP Financial Measures."*

Looking Ahead

With a clear JetForward strategy and disciplined execution, we believe JetBlue is positioned for a successful future. We remain committed to bringing humanity back to air travel while delivering value to our customers, crewmembers, and stockholders. As we move forward, our focus on reliability, customer experience, and financial strength will ensure that JetBlue remains a vibrant airline brand in an industry we believe is dominated by four large airlines.

CORPORATE GOVERNANCE AT JETBLUE

JetBlue's mission is to Bring Humanity Back to Air Travel. We believe that strong corporate governance, informed by engaging directly with our stakeholders, creates the foundation that allows us to pursue our mission. Corporate governance at JetBlue is designed to promote the long-term interests of our stockholders, maintain internal checks and balances, strengthen leadership accountability, and foster responsible decision-making.

Corporate Governance

Highlights

BOARD STRUCTURE AND INDEPENDENCE

- Engaged and autonomous independent Chair of the Board of Directors
- All directors are independent except the CEO
- Highly skilled Board that provides a range of viewpoints
- Annual review of optimal Board leadership structure for the Company
- Annual Board and committee self-assessments
- Demonstrated commitment to Board refreshment
- Directors attended at least 75% of Board and committee meetings
- Risk oversight by full Board and committees
- Limits on other public company board and audit committee service
- Mandatory retirement age of 72 for Board members
- Wide-ranging and comprehensive director onboarding program along with robust continuing educational programs

STOCKHOLDER RIGHTS AND STRONG GOVERNANCE

- Annual election of all directors
- Majority voting for directors in uncontested elections
- Stockholder representing at least 20% of outstanding shares are able to call special meetings
- Proxy access rights
- Responsive, active and ongoing stockholder engagement process
- Annual review of committee charters, Corporate Governance principles and related policies
- Significant stock ownership requirements for directors and executive officers
- Comprehensive clawback policies for senior executives
- Annual "say-on-pay" vote
- Maintain an Insider Trading Policy
- Prohibition of hedging and pledging transactions by executive officers and directors

The Board of Directors

Board Leadership

Our Board has determined that it is in the best interests of the Company and its stockholders to maintain a separate independent Board Chair and CEO. Our Board believes that our current structure, with an independent Board Chair who is well-versed in the needs of a complex business and has strong, well-defined governance duties, gives our Board a strong independent leadership, risk oversight and corporate governance structure that best serves the needs of JetBlue and its stockholders. Our Board believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between leadership and the independent members of our Board. The Board expects to continue to evaluate its leadership structure on an ongoing basis and may make changes as appropriate to leadership for JetBlue and its future needs.

Since the Company's May 2020 annual meeting, Peter Boneparth has served as our independent Board Chair. Mr. Boneparth's extensive executive and public company experience, along with his long tenure serving on our Board that has allowed him to gain deep knowledge of the Company's operations and strategy, provide him the skills and expertise to serve in this role. In our independent Board Chair, our CEO has a counterpart who can be a thought partner. We believe this corporate structure also permits the Board to have a healthy dynamic that enables its members to function to the best of their abilities, individually and as a unit.

In alignment with our commitment to strong governance and effective leadership, the Board has determined that an exception to our tenure policy provided in our Corporate Governance Guidelines is warranted for Mr. Boneparth, should he be reelected to the Board by the Company's stockholders at the 2025 annual meeting.

This decision reflects the Board's recognition of Mr. Boneparth's leadership during this critical period for the Company, as a result of his deep institutional knowledge, industry expertise and valuable contributions to the Board in his role as independent Board Chair. Given the CEO transition, new leadership team, strategic transformation and industry challenges that the Company faces, the Board believes that maintaining leadership continuity at the board level is essential to ensuring stability and sustained progress on our JetForward initiatives.

The Board remains committed to sound succession planning and board refreshment and intends to continue to evaluate its composition to balance experienced leadership with fresh perspectives. This exception is a measured and strategic decision to support the Company's long-term success while upholding our governance principles. If re-elected, the Board intends to evaluate whether to continue to waive the Board tenure policy for Mr. Boneparth in 2026 based on its ongoing succession planning efforts as well as assessment of the new leadership team, strategic transformation, and the other critical factors noted above.

INDEPENDENT BOARD CHAIR

Key responsibilities of the Board Chair include:

- Calling meetings of the Board and executive sessions with independent directors.

- Setting the agenda for Board meetings in consultation with other directors, the CEO, and the Corporate Secretary.

- Chairing executive sessions of the independent directors.

- Working with the Chairs of the Compensation Committee and the Governance and Nominating Committee with regard to the annual CEO performance evaluation.

- Working with the Governance and Nominating Committee to (1) oversee assessments of the Board and its committees and (2) recommend changes to enhance Board, committee and director effectiveness.

- Engaging with stockholders.

- Acting as an advisor to the CEO on strategic aspects of the CEO role with regular consultations on major developments and decisions likely to be of interest to the Board.

- Setting and maintaining Board culture.

- Performing other duties specified in the Corporate Governance Guidelines or as assigned by the Board.

INDEPENDENT BOARD

- *12 of 13 director nominees are independent* – We are committed to maintaining a substantial majority of directors who are independent of the Company and leadership. Except for our CEO, Joanna Geraghty, all directors are independent, including with respect to enhanced independence requirements for members of the Audit Committee and Compensation Committee, as applicable.

- *Quarterly executive sessions of independent directors* – At each quarterly Board meeting, the independent directors meet in executive session without Company leadership present. Additional executive sessions are held, as needed.

- *Strategy* – The independent directors meet in executive session at an annual strategy meeting.

Board Composition

Ensuring the Board is composed of directors who bring diverse viewpoints and exhibit a variety of skills, professional experiences and backgrounds is a top priority of the Board and the Governance and Nominating Committee. The Board and the Governance and Nominating Committee believe that different perspectives are critical to a forward-looking and strategic Board, as is the ability to benefit from the valuable experience and familiarity that longer-serving directors bring. When recommending to the Board the slate of director nominees for election at the annual meeting, the Governance and Nominating Committee strives to maintain an appropriate balance of skills, experience and tenure on the Board to effectively represent the long-term interests of stockholders.

In September 2024, Mr. Baldanza, who served on the Board since 2018, submitted his resignation. He passed away in November 2024. Mr. Baldanza was a transformative leader in the airline industry, whose judgment, counsel, insights and capabilities were invaluable to our Board. The Board benefited greatly from his judgment and counsel. In connection with our succession planning, and to fill Mr. Baldanza's vacancy, the Governance and Nominating identified and reviewed a comprehensive list of director candidates. As a result of this robust process, the Board appointed Sean Menke as a director in September 2024.

BOARD SKILLS AND EXPERIENCE MATRIX

The chart below depicts the current skills, qualifications and expertise represented on our Board.

SKILLS AND EXPERIENCE	Boneparth	Ford	Geraghty	Jewett	Leduc	Lynn	McClure	Menke	Miller	Mittal	Robb O'Hagan	Sharma	Winkelmann
INTERNATIONAL			●				●	●			●	●	●
AVIATION		●	●	●			●	●	●				●
CEO	●		●		●		●				●	●	●
CORP GOV	●	●	●	●	●	●	●	●	●	●			●
FINANCE/ CAPITAL	●		●	●		●		●	●	●			
OPERATIONS I LOGISTICS		●	●				●	●					●
DIGITAL		●						●			●	●	
FINANCIAL LITERACY/ACCOUNTING	●		●	●		●		●	●	●	●		
HUMAN CAPITAL MANAGEMENT	●	●	●				●				●	●	●
MARKETING/BRAND	●	●	●				●				●		●
RISK MANAGEMENT	●		●		●	●	●		●				●
GOVT/ PUBLIC POLICY	●		●				●						●
IT/SYSTEM		●						●			●	●	
INFRASTRUCTURE		●	●	●	●			●					
CYBER		●						●				●	

The skills and experience categories reflect self-identification by the director nominees standing for election at the 2025 annual meeting. Information in this chart is presented as of March 2025.

Board Committees

To support effective corporate governance, the Board delegates certain responsibilities to its committees, which regularly report on their activities to the Board.

- *Restructured Board Committees for Enhanced Efficiency and Oversight* – As part of the Board's ongoing commitment to strong corporate governance and operational efficiency, the Board and Governance and Nominating Committee recently undertook a comprehensive review of its committee structure. Following this review, the Board determined to change the committee structure to streamline decision-making, enhance oversight to the full Board of key topics, and ensure the most effective use of resources. The Board decided to dissolve the Technology Committee and ESG Subcommittee, transitioning their responsibilities to the full Board, Audit Committee and Governance and Nominating Committee, as applicable. These changes reflect the Board's focus on aligning governance practices with the Company's strategic priorities. The Board and Governance and Nominating Committee remain committed to evaluating governance structures regularly to support the long-term success of the Company and its stakeholders.

- *Five Standing Committees* – Following the committee restructuring, our Board has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee, an Airline Safety Committee and a Finance Committee. Each committee has a charter setting forth its specific responsibilities, which can be found on the investor relations page on our website. The table below provides membership for each Board committee as of the 2025 annual meeting.

- *Committees Are Independent* – Our Audit Committee, Compensation Committee, Governance and Nominating Committee and Finance Committee are composed of exclusively independent directors. Our CEO serves on the Airline Safety Committee.

- *Regular Committee Executive Sessions of Independent Directors* – Members of the Audit Committee, Compensation Committee and Governance and Nominating Committee regularly meet in executive session.

- *Committees Have Authority to Engage Legal Counsel or Other Advisors or Consultants* – Each committee is authorized to retain advisors or consultants as it deems appropriate to carry out its responsibilities.

- *Independent Compensation Consultant* – The Compensation Committee retains Pay Governance LLC ("Pay Governance") to advise on marketplace trends in executive compensation, leadership proposals for compensation programs, and executive officer compensation decisions. Pay Governance also evaluates compensation for non-employee directors, our senior leadership team, and equity compensation programs generally. The Compensation Committee consults with Pay Governance about the Compensation Committee's recommendations to the Board on CEO compensation. Pay Governance is directly accountable to the Compensation Committee. To maintain its independence, Pay Governance does not provide any services for JetBlue other than those described above.

- *The Compensation Committee Consultant Maintains Its Independence* – Annually, the Compensation Committee assesses the independence of its compensation consultant considering the following factors:

  - That the consultant is retained and terminated by, has its compensation fixed by, and reports solely to the Compensation Committee;

  - The consultant maintains and adheres to its independence policy to prevent conflicts of interest;

  - Whether the consultant (or any individual employee of the consultant providing services) owns JetBlue common stock;

  - That the consultant will not perform any work for Company leadership except at the request of the Compensation Committee Chair and in the capacity as the Compensation Committee's agent;

  - Whether the consultant provides any unrelated services or products to the Company, its affiliates, or leadership, except for surveys purchased from the consultant firm;

  - Whether the consultant (or any individual employee of the consultant providing services) has any business or personal relationship with a Board member or with an executive officer of JetBlue; and

  - The fees received by the consultant for the JetBlue engagement, as a percentage of the consultant's annual revenues.

The Compensation Committee believes that Pay Governance has been independent during its engagement as a consultant to the Compensation Committee.

- *Audit Committee Financial Experts* – The Board has determined that each current Audit Committee member has sufficient knowledge of financial and auditing matters to serve on the Audit Committee. The current members of the Audit Committee meet the Nasdaq Stock Market ("Nasdaq") listing standard of financial sophistication and Messrs. Leduc, Menke, Miller and Mittal, and Ms. Jewett are considered "audit committee financial experts" under Securities and Exchange Commission ("SEC") rules.

Board Committee Responsibilities*

The charter for each Board Committee listed below is available on our website at ***http://investor.jetblue.com***.

AUDIT	
Members: Robert Leduc (Chair) Ellen Jewett Jesse Lynn Sean Menke Steven Miller Nik Mittal **Meetings held in 2024: 9**	Pursuant to its charter, the Audit Committee oversees: ■ the quality and integrity of our financial statements, ■ the appointment, compensation, qualifications, independence and performance of our independent registered public accounting firm, ■ compliance with ethics policies and procedures and legal and regulatory requirements, ■ our overall risk management profile, ■ the performance of our internal audit function, ■ our accounting, financial reporting and disclosure process and the adequacy of systems of disclosure and internal accounting and financial controls, ■ management's assessment of cybersecurity and sustainability risks, and ■ other items, including risk assessment and compliance. The Audit Committee is also responsible for review and approval of any related person transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. The responsibilities and activities of the Audit Committee are further described in the "Audit Committee Report" set forth elsewhere in this Proxy Statement and the Audit Committee charter. The Board has determined that each current member of the Audit Committee is an independent director within the meaning of the applicable rules and regulations of the SEC and Nasdaq. The Board has determined that each member of the Audit Committee is financially literate within the meaning of the Nasdaq listing standards. In addition, the Board determined that each of Messrs. Leduc, Menke, Miller and Mittal and Ms. Jewett is an "audit committee financial expert" as defined under applicable SEC rules. The Audit Committee meets a minimum of four times a year, and holds such additional meetings as it deems necessary to perform its responsibilities.

GOVERNANCE AND NOMINATING	
Members: Ellen Jewett (Chair) Peter Boneparth Jesse Lynn** Teri McClure Thomas Winkelmann **Meetings held in 2024: 6**	Pursuant to its charter, the Governance and Nominating Committee is responsible for: ■ developing corporate governance guidelines, policies and procedures, and recommending those policies and procedures to the Board for adoption, ■ making recommendations to the Board regarding the size, structure and functions of the Board and its committees, and identifying and recommending new director nominees in accordance with selection criteria established by the Board, ■ conducting the annual evaluation of the performance of the Board and its committees, ensuring that the Audit, Compensation, and Governance and Nominating Committees of the Board and all other Board committees are composed of qualified directors, developing and recommending a succession plan for the CEO, ■ evaluating director independence, ■ providing oversight of the Company's environmental, social and governance issues, and ■ providing oversight of the Company's political contributions and lobbying activities. Each member of the Governance and Nominating Committee is an independent director within the meaning of the applicable Nasdaq rules. The Governance and Nominating Committee meets a minimum of four times a year, and holds such additional meetings as it deems necessary to perform its responsibilities.

* *Each Director listed under the respective Committee was a member of such Committee in 2024 and as of the 2025 annual meeting unless otherwise specified.*
** *Director joined Governance and Nominating Committee in 2025.*

COMPENSATION

Members:
Teri McClure (Chair)
Peter Boneparth
Sarah Robb O'Hagan
Vivek Sharma
Thomas Winkelmann

Meetings held in 2024: 7

Pursuant to its charter, the Compensation Committee is responsible for:

- determining our compensation policies and the level and forms of compensation provided to our Board members and executive officers (as discussed more fully under "Compensation Discussion and Analysis" beginning on page 40 of this Proxy Statement),
- evaluating the performance of our named executive officers,
- assessing and mitigating risks associated with our compensation plans,
- reviewing and recommending to the Board compensation for our non-employee directors,
- reviewing and approving stock-based compensation for our directors, officers and crewmembers,
- overseeing the administration of our 2020 Omnibus Equity Incentive Plan ("Omnibus Plan") and 2020 Crewmember Stock Purchase Plan and predecessor or successor plans,
- preparing and recommending to the full Board for inclusion in this Proxy Statement a Compensation Committee report,
- assisting the Board in succession planning and development of the senior leadership team and assisting the Board and Governance and Nominating Committee in CEO succession planning, and
- overseeing and reviewing with management strategies, policies and practices with respect to human capital management and talent development.

The Compensation Committee is authorized to retain and terminate compensation consultants, legal counsel or other advisors to the Compensation Committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or appropriate after specifically analyzing the independence of any such consultant retained by the Compensation Committee. The Board has determined that each current Compensation Committee member is an independent director within the meaning of the applicable Nasdaq rules, including the enhanced independence requirements applicable to members of compensation committees. The Compensation Committee meets a minimum of four times a year, and holds such additional meetings as it deems necessary to perform its responsibilities.

Compensation Committee Interlocks and Insider Participation

None of the current members of our Compensation Committee is, or has ever been, an officer or employee of the Company or any of its subsidiaries. In addition, during the last fiscal year, no executive officer of the Company served as a member of the Board or the compensation committee of any other entity that has one or more executive officers serving on the Board or our Compensation Committee.

AIRLINE SAFETY

Members:
Thomas Winkelmann (Chair)
Monte Ford
Joanna Geraghty
Robert Leduc
Sean Menke

Meetings held in 2024: 4

Pursuant to its charter, the Airline Safety Committee is responsible for:

- monitoring and review of management's efforts to promote our flight operations safety management system, and
- monitoring and assisting management in creating and maintaining a safety culture within the Company's flight.

The Airline Safety Committee meets a minimum of four times a year, and holds such additional meetings as it deems necessary to perform its responsibilities.

FINANCE

Members:
Peter Boneparth (Chair)
Ellen Jewett
Robert Leduc
Jesse Lynn*
Sean Menke*
Steven Miller*
Nik Mittal

Meetings held in 2024: 8

Pursuant to its charter, the Finance Committee is responsible for:

- providing leadership with advice and counsel regarding the Company's financial condition, financing activities, capital plan and budget, investor relations activities and related matters, and
- approving pricing and financing terms for specific deals previously approved by the Board and providing updates to the Board of such transactions.

*   *Director joined Finance Committee in 2025.*

ESG SUBCOMMITTEE*	
Members:** **Meetings held in 2024: 3**	Pursuant to its charter, the ESG Subcommittee was previously responsible for: ■ providing leadership to the Board and leadership on environmental and sustainability initiatives, social issues.

TECHNOLOGY*	
Members***: **Meetings held in 2024: 4**	Pursuant to its charter, the Technology Committee was previously responsible for: ■ reviewing significant emerging and competing technologies relevant to the Company and adjacent industries, ■ considering risks and opportunities of new technology and digital strategies, ■ monitoring overall trends in the deployment of technologies in the travel industry, and ■ reviewing technology and innovation policies.

*   The ESG Subcommittee and Technology Committee was each dissolved in early 2025 subsequent to a comprehensive review of our Committee structure, transitioning their responsibilities to the full Board, Governance and Nominating Committee, and Audit Committee, as applicable.

**   Prior to its dissolution, members of the ESG Subcommittee were Ellen Jewett (Chair), Teri McClure, Nik Mittal and Thomas Winkelmann, each of whom participated in the 2024 meetings.

***   Prior to its dissolution, members of the Technology Committee were Vivek Sharma, Monte Ford, Joana Geraghty and Sarah Robb O'Hagan, each of whom participated in the 2024 meetings.

Board Oversight

Stockholders elect the Board to oversee leadership of the Company and to serve stockholders' long-term interests. Leadership is responsible for leading the Company towards achieving our mission, delivering on our strategy, creating our culture, inspiring an innovative customer experience, establishing accountability, and controlling risk. The Board and its committees work closely with leadership to balance and align strategy, risk and other areas while considering feedback from stakeholders. Essential to the Board's oversight role is a transparent and active dialogue between the Board and its committees, and leadership. To support that dialogue, the Board and its committees have access to, receive presentations from, and conduct regular meetings with the senior leadership team, other business and function leaders, subject matter experts, the Company's enterprise risk management and internal audit teams, and external experts and advisors.

Through oversight, review, and counsel, our Board works with leadership to establish and promote business goals, organizational objectives, and a strategy that is mindful of how our business affects and is affected by the broader environment.

Board Oversight of Strategy

One of the Board's primary responsibilities is overseeing leadership's establishment and execution of the Company's strategy. As JetBlue continues to innovate the entire customer experience, the Board works with leadership to respond to a dynamically changing environment. At least quarterly, the CEO, the senior leadership team, and leaders from across JetBlue provide detailed business and strategy updates to the Board. At least annually, the Board conducts an even more in-depth review of the Company's overall strategy. At all of these reviews, the Board engages with the senior leadership team and other business leaders regarding business objectives, technology updates, the competitive landscape, economic trends, and public policy and regulatory developments. At meetings occurring throughout the year, the Board also assesses the competitive landscape, the Company's budget and capital plan, and performance for alignment to our strategy. The Board looks to the focused expertise of its committees to inform strategic oversight in their areas of focus.

Board Oversight of Risk

Our Board oversees the management of risk inherent in the operation of the Company's businesses and the implementation of its strategic plan by relying on several different levels of review.



FULL BOARD

- The risk management processes designed and implemented by management are adapted to the overall corporate strategy;
- Those processes are functioning effectively;
- Management communicates material risks to the Board or the appropriate committee; and
- Actions are being taken to continue to foster a strong culture of compliance and risk-adjusted decision-making throughout JetBlue.

Audit Committee	Governance & Nominating Committee	Compensation Committee	Airline Safety Committee	Finance Committee
- Accounting, controls and financial disclosure - Cybersecurity and sustainability risks - Internal audit matters	- Board structure, governance, and independence - Succession planning for Board and executives - Effectiveness of governance practices - Evaluation of Board and its committees - Oversight of political contribution activity	- Annual risk assessment of compensation policies and practices - Sets performance criteria under compensation program - Recruitment and retention	- Safety and operational compliance	- Financial condition, financing activities, budget and capital planning

The Technology Committee and ESG Subcommittee were dissolved in early 2025 following a comprehensive review of our Committee structure, previously discussed in the "Board Committees" section on page 14. Their responsibilities were transitioned to the full Board, Audit Committee and Governance & Nominating Committee, as applicable.

In connection with its reviews of the operations of the Company's business and corporate functions, the Board regularly reviews and addresses the primary and emerging risks associated with those business and corporate functions. The Board also reviews certain entity level type risks, including cybersecurity, environmental and sustainability risks.

The Board appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. With respect to cybersecurity, the Board receives regular reports from Company leadership, including updates on the internal and external cybersecurity threat landscape, incident response, assessment and training activities, and relevant legislative, regulatory, and technical developments.

Each of the Board's committees oversees the management of Company risks that fall within that committee's areas of responsibility. In performing this function, each committee has full access to and meets with leadership to review known risks and identify emerging risks, as well as the ability to engage advisors and experts. In addition, the Board monitors the ways in which the Company attempts to prudently mitigate risks, to the extent reasonably practicable and consistent with the Company's long-term strategy.

The Audit Committee oversees the operation of the Company's ethics and compliance program. In addition, the Audit Committee oversees the operation of the Company's enterprise risk management program, including the identification of the primary risks to the Company's business, such as financial, operational, privacy, cybersecurity, business continuity, legal and regulatory, and reputational risks, and reviews the steps leadership has taken to monitor and control these exposures. The Audit Committee also periodically monitors and evaluates the primary risks associated with particular business units and functions. The Audit Committee may, in its business judgment, escalate certain risks to the Board as a whole. The Company's Corporate Audit team assists leadership in identifying, evaluating and implementing risk management controls and methodologies to address identified risks. In connection with its risk management role, at each of its meetings, the Audit Committee meets privately with representatives from the Company's independent registered public accounting firm and the head of Corporate Audit, as it deems appropriate, and may meet with other members of leadership. The Audit Committee provides reports to the Board which describe these activities and related conclusions.

The Compensation Committee assesses, on an annual basis, a review conducted by leadership of the risks presented by the Company's compensation practices and programs to determine if the compensation practices present a risk that could materially adversely affect the Company. The Compensation Committee believes that for the substantial majority of our crewmembers, the incentive for risk-taking is low, because their compensation consists largely of fixed cash salary and a cash bonus that has a capped payout. Furthermore, the majority of these crewmembers do not have the authority to take action on our behalf that could expose us to significant business risks.

Compensation Risk Analysis

In early 2025, the Compensation Committee reviewed the 2024 cash and equity incentive programs for senior leaders and concluded that certain aspects of the programs reduce the likelihood of excessive risk taking. These aspects include (i) the use of long-term equity awards to create incentives for senior leaders to promote long-term growth of the Company, (ii) our clawback policy, (iii) limiting the incentive to take excessive risk for short-term gains by imposing caps on annual cash incentive awards, and (iv) vesting the Compensation Committee with authority to exercise discretion to reduce payouts under our annual cash incentive awards program.

For these reasons, we believe that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us.

Board Effectiveness and Annual Assessment

Governance and Nominating Committee	QUESTIONNAIRE	ONE-ON-ONE DISCUSSIONS	SUMMARY OF RESULTS	FOLLOW UP
Annually examines our evaluation process, determining the appropriate format, approach and questions to ensure process effectiveness	Directors are provided topics to elicit insights into the Board and Committee effectiveness, oversight and governance processes	Candid, individual discussions between the Chair of the Governance and Nominating Committee and each Director to solicit feedback and provide individual feedback	The Chair and independent Committee chairs summarize results and discuss with the full Board and each committee during executive sessions.	Evaluation results that require follow up or identify areas for improvement are considered and implemented, as appropriate

Assessment Process

The Board is focused on enhancing its performance through a robust assessment process of the effectiveness of the Board and its Committees with a view to increasing stockholder value. Under the leadership of the Chair, the Governance and Nominating Committee oversees the Board's annual self-evaluation process, soliciting input and perspective from all of our Directors on various matters, including, but not limited to:

- Effectiveness of the Board and its operations
- Board leadership structure
- Board composition, including the Directors' capabilities, experiences and knowledge
- Quality of Board interactions
- Effectiveness of Board Committees
- Efficiency of Board and Committee meetings
- Effectiveness of the evaluation process itself
- Each Director's other board commitments

As provided in their respective charters, each of our Board's standing Committees conducts a similar self-evaluation process annually to assess the Committees' performance and effectiveness. The process includes providing each Director with self-evaluation discussion topics that have been reviewed to ensure they envelop best practices and regulatory expectations. The Chair of each Committee then leads a discussion on the feedback received in the respective Committees' executive session, typically with the Chair and the Chair of the Governance and Nominating Committee. The results of the Committee assessments are reported to the full Board, with changes implemented as appropriate in response to the evaluation results.

In 2024, we employed the service of an independent third party to facilitate the annual evaluation of the Board. The main focus was to provide our Board with a clear view on the areas of greatest effectiveness and highlight areas that need further attention. The process included individual interviews to gather feedback on areas that inform Board performance, a Board effectiveness survey to rate the Board capabilities and peer benchmarking against the market on select company and Board documents and key strategic initiatives as context for Board governance and composition. This process generated meaningful comments and engaged discussion at all levels of the Board, including with respect to Board and committee composition, Board meeting structure and content, Company internal controls and compliance and leadership succession planning and talent.

Feedback Incorporated

The results of the independent third party evaluation reflected the very positive views held by the Directors on the Board's relationship with management, its thoughtful and intentional Director selection process, collaborative and transparent culture, and diversity of skillsets and expertise.

After considering the feedback received from Board members during the assessment, the Board determined to dissolve the Technology Committee and ESG Subcommittee, transitioning their responsibilities to the full Board, Audit Committee and Governance and Nominating Committee, as applicable.

Directors Onboarding and Education

Director Onboarding

Our director orientation program familiarizes new directors with JetBlue's business, operations, strategies and policies, and assists them in developing Company and industry knowledge to optimize their service on the Board. As we add new Board members, we continue to solicit our Board members' post-orientation feedback to improve our director orientation program.

The enhanced orientation process includes directors attending our orientation classes for new crewmembers and "shadowing" certain operational leaders to help them appreciate the industry's complexities. The Board works with leadership on an ongoing basis to continue to enhance and improve the orientation program.

Continuing Education Resources

We provide our directors with educational opportunities to enhance the skills and knowledge they use to perform their responsibilities, including a membership with the National Association of Corporate Directors. These programs may include internally developed materials and presentations, programs presented by third parties, and financial and administrative support to attend qualifying academic or other independent programs. Additionally, we provide quarterly briefings about ongoing and new developments in governance to the Governance and Nominating Committee, and compliance and Delaware law to the Audit Committee.

Our Governance Framework

Our governance framework is designed to help our Board maintain the necessary skills, expertise, authority and practices in place to review and evaluate leadership and our business operations in an independent manner. Our goal is to align the interests of directors, leadership, stockholders and our other stakeholders, and comply with or exceed the requirements of the Nasdaq Stock Market and applicable law and implement best practices. This framework establishes the practices our Board follows with respect to, among other things, Board composition and director nominations, Board meetings and involvement of senior leadership, director compensation, CEO performance evaluation, leadership succession planning, and Board committees.

Our Corporate Governance Documents

Amended and Restated Certificate of Incorporation	Insider Trading Policy
Amended and Restated Bylaws	Audit Committee Charter
Corporate Governance Guidelines	Compensation Committee Charter
JetBlue Code of Conduct	Governance and Nominating Committee Charter
JetBlue Business Partner Code of Conduct	Airline Safety Committee Charter
JetBlue Code of Ethics	Finance Committee Charter
Policy on Political Contributions	

Sustainability

We recognize that sustainability issues touch all parts of our business and JetBlue aims to mitigate risks to promote the long-term sustainability of our business. Because of this permeability, our Board regularly reviews its oversight processes for associated risks and opportunities. In early 2025, the Board revisited its ESG oversight and determined the Governance and Nominating Committee was the most effective and efficient body to oversee the process. As a result, the ESG Subcommittee's responsibilities were transitioned to the Governance and Nominating Committee, who will be responsible for engaging with management on initiatives and risks moving forward.

Environmental Strategy

We believe JetBlue is an industry leader in identifying and mitigating environmental risks and proactively reducing impacts associated with our operations to preserve our ability to operate and grow. As we are subject to emissions regulations in Europe and other jurisdictions where we fly, and because our various stakeholders have expressed its importance, we remain committed to reducing our emissions footprint.

Sustainable Aviation Fuel and Decarbonization Progress

SAF is a jet fuel made from renewable resources such as waste fats, oils, and greases, that drops directly into aircraft and infrastructure, which is calculated to be able to reduce emissions by roughly 80% per gallon on a lifecycle basis before being blended with conventional jet fuel. We are regularly flying using SAF from various sources as a portion of our jet fuel usage today and are seeking additional growth opportunities. As of December 31, 2024, JetBlue had eight public and active SAF partners for current and future supply, which will support our target to convert 10% of our jet fuel usage to blended SAF by 2030. Advancements in aircraft technology and fuel efficiency represent another significant opportunity for emissions reduction. This includes efficiencies from the airline's transition to newer and more advanced aircraft, the incremental improvements for aircraft delivered in subsequent years, as well as the potential for broader efficiency improvements for next generation aircraft yet to be developed, but anticipated to be commercially available by the late 2030s or early 2040s.

Procedural optimization via Air Traffic Control, including procedures to optimize fuel use and the electrification of ground operations, where feasible, modernization led by the Federal Aviation Administration ("FAA") and fine-tuning of the airline's own operations are also anticipated to significantly contribute to further emissions reductions. Finally, investing in high-quality carbon removals and offsets is expected to play a role in addressing emissions the airline is unable to avoid in the future. JetBlue is striving to prioritize the lower-carbon solutions within its operation first, to drive down the need for carbon credits as much as possible.

Last year, we reduced greenhouse gas (GHG) emissions per available seat mile (ASM) by roughly 7.13% versus 2019, due to the use of SAF, fleet upgrades, and fuel optimization efforts. We grew our Corporate Customer Scope 3 SAF program, the Sustainable Travel Partners Program, to over 18 Business Partners, sourcing SAF to help address their business travel emissions and help JetBlue fund the purchase of SAF.

Our People and Programs

We believe our success depends on our crewmembers delivering the JetBlue Experience in the sky and on the ground. One of our competitive strengths is a service-oriented culture grounded in our five key values: Safety, Caring, Integrity, Passion, and Fun. We believe a highly productive and engaged workforce enhances customer loyalty. Our goal is to hire, train, and retain a qualified workforce of caring, passionate, fun, and friendly people who share our mission to Inspire Humanity.

Accident and Safety Management

To stay ahead of potential safety issues, we implemented an FAA-required formal process for analyzing, assessing, and mitigating safety risks, known as our Safety Risk Management (SRM) process. This has led to the creation of our best-in-class safety programs, including our Safety from the Ground Up program. We also have a leadership-led Safety Review Board, responsible for company-wide safety decisions, risk acceptance and supervising seven operational Risk Working Groups ("RWGs"). The RWGs focus on flight operations, airports, system operations, technical operations, inflight operations and customer support. RWGs also regularly review risk acceptance, validating the efficacy of mitigation and prevention strategies.

Engagement, Training and Development

At JetBlue, our dream is for our crewmembers to soar to new heights in their careers. We invest in our crewmembers through professional training, skills development and career advancement, while supporting our long-term pipeline, in order to be best positioned to attract and retain talent. We first introduce our culture to new crewmembers at new hire orientation at JetBlue University, our training center in Orlando. We provide continuous training for our crewmembers including technical training, various leadership training programs, and regular customer service team training focused on the safety value.

We also have resource and interest groups, each of which is open to all crewmembers. These groups provide crewmembers with the opportunity to connect with others based on professional interests, developmental areas, as well as hobbies and sports. JetBlue's Gateways Programs are a suite of industry-leading career development programs that provides an opportunity for both crewmembers and external applicants to pursue a path to becoming a pilot or maintenance technician. In addition, the JetBlue Scholars' Program assists crewmembers in earning an undergraduate degree more cost-effectively through online, self-directed, credit approved courses.

JetBlue For Good

Giving back is part of JetBlue's DNA and is core to our mission of inspiring humanity. Centered around volunteerism and service, our JetBlue For Good platform focuses on the areas that are most important to the airline's customers and crewmembers—community, youth/education and the environment. Combining JetBlue's corporate efforts with its customers' and crewmembers' passions, the common theme is Good — JetBlue For Good.

JetBlue's core programs and partnerships aim to directly impact the areas where its customers and crewmembers live and work by enhancing education and providing access to those who are traditionally underserved. Signature programs include the award-winning Soar with Reading initiative, which provides books to children who need them most, our JetBlue

Crewmember Crisis Fund, where crewmembers contribute to or participate in a fund that provides assistance to JetBlue crewmembers and their immediate family members with short-term financial support in times of crisis and unexpected emergencies when other resources are not available, JetBlue's Safe Schools program aimed to help protect students and faculty from school-place violence through effective education, preparation, and interactive involvement, with special emphasis on active shooter safety, and our annual golf tournament, Swing For Good, raising money to support non-profits.

JetBlue crewmembers have logged over 1.5 million volunteer hours since launching our service initiative in 2011, with over 92,000 hours in 2024.

Human Trafficking

The issue of human trafficking is one that hits close to home in our industry. Victims of this crime are often hidden in plain sight, including on aircraft and in airports. We work with the U.S. Department of Homeland Security and the U.S. Department of Transportation to support the Blue Lightning initiative, a program

aimed at stopping human trafficking. We educate our crewmembers on the issue and how to report suspicious activities and established a cross-functional team working group to assess what additional policies and practices we can use to help combat this issue.

Data Privacy & Information Security

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state sponsored intrusions, industrial espionage, employee malfeasance, and human or technological error. The secure maintenance and transmission of customer and crewmember information is a critical element of our operations. JetBlue continues to work to improve its cybersecurity program

in order to directly address security risks to the airline and transportation sector at large.

Additionally, we continue to optimize and enhance our security processes and tools to enhance our ability to protect the confidentiality, integrity and availability of the platforms and data for our customers, crewmembers, and business partners.

Political Contributions

Recognizing the interest of stockholders in establishing greater transparency about corporate political contributions, we disclose political contributions to support candidates and ballot measures and how certain of our trade association membership dues are used for political activities on our website.

As part of our commitment to transparency, we developed the Political Contributions Policy, which discusses how we engage in the political process. The policy is available on our website at ***http://investor.jetblue.com.***

Stockholder Interests

Stock Retention and Ownership Guidelines

We believe that directors and executive officers should have a significant financial stake in JetBlue to further align their interests with the interests of our stockholders, thus we have established robust stock ownership and retention guidelines for our directors and executive officers. Our non-employee directors are required to hold 5x the annual cash retainer, or $400,000, in JetBlue equity until their retirement or separation from our Board. Beginning in 2020, directors were afforded the opportunity to select to receive their annual equity compensation award as either restricted stock units ("RSUs") with a one-year vesting period or as deferred stock units ("DSUs") also with a one-year vest. Director DSUs, once vested, are deferred until the director's departure from JetBlue. These director DSUs are settled as common stock six months following a director's separation from the Board. The holding requirements for non-employee directors may be satisfied by holding common stock, vested and unvested RSUs and vested and unvested DSUs. Non-employee directors have five years from their appointment to meet their stock ownership requirement. As of December 31, 2024, all of our non-employee directors met or exceeded our stock ownership guidelines, or were within the requisite time period since first becoming subject to the guidelines to acquire the applicable level of ownership, in accordance with our policy.

For 2024, our leaders had the following holding requirements: 6x base salary for our CEO and 2x base salary for our other executives. The policy has post-tax vesting holding requirements to provide executives with some liquidity options while they are on track to meet the guidelines. The holding requirements for executives may be satisfied by holding common stock, and vested and unvested RSUs. Executives have five years from their hiring to meet their stock ownership requirement. As of December 31, 2024, all of our NEOs met or exceeded our stock ownership guidelines, or were within the requisite time period since first becoming subject to the guidelines to acquire the applicable level of ownership, in accordance with our policy.

We periodically monitor our directors' and executives' compliance with the stock ownership guidelines, and may revise the guidelines from time to time.

Compensation Clawback

Effective as of October 2, 2023, we adopted a Policy for Recovery of Erroneously Awarded Compensation, which is intended to meet the requirements of Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the corresponding listing standards of the Nasdaq Stock Market. In addition, this policy provides for the discretionary recovery by the Compensation Committee from current and former executive officers and other officers of the Company (to the extent permitted by applicable law) of any performance stock or performance stock units that are granted pursuant to the Omnibus Plan or any successor plan, and any shares that are delivered in settlement thereof, which were granted or paid to such officer during the three-year period immediately preceding the occurrence of a covered event. Covered events include an officer's (i) participation in a fraud or willful misconduct, including but not limited to in connection with work that causes or results in the Company being required to prepare a restatement; (ii) willful breach of the Company's policies; or (iii) embezzlement or misappropriation of funds or property of the Company or its subsidiaries or affiliates that, in the case of each of clauses (i), (ii) and (iii), materially adversely affects the business, financial condition, property or reputation of the Company or its subsidiaries or affiliates. The Compensation Committee will, in its sole discretion, determine the manner of recovery of any compensation to be recovered pursuant to the Clawback Policy, which may include, without limitation, a reduction or cancellation of incentive-based compensation or time-based equity awards, reimbursement or repayment to the Company of the compensation to be recovered, and, to the extent permitted by law, an offset of the compensation to be recovered against other compensation payable by the Company to such person.

Insider Trading Policies and Procedures

We have adopted an Insider Trading Policy that governs the purchase, sale, and/or other disposition of our securities by our directors, officers, employees, and other covered persons. We also intend to follow such procedures, as applicable, for the repurchase of our securities. Our Insider Trading Policy and repurchase procedures have been reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. The foregoing summary of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Insider Trading Policy, which is included as Exhibit 19 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 14, 2025.

Hedging and Pledging Practices

As part of our Insider Trading Policy, all employees, including our NEOs, and non-employee directors, are prohibited from engaging in short sales of our securities, establishing margin accounts related to our securities, pledging our securities as collateral for a loan, buying or selling puts or calls on our securities, or otherwise engaging in hedging and pledging transactions involving our securities.

We Have Advanced Stockholder Rights

Majority Voting in Uncontested Director Elections

In an uncontested election, directors are elected by the majority of votes cast.

Pursuant to our Amended and Restated Bylaws ("Bylaws"), the Board will not nominate for election as director any nominee who has not agreed to tender, promptly following the annual meeting at which he or she is elected as director, an irrevocable resignation that will be effective upon the failure to receive the required number of votes for reelection at the next annual meeting of stockholders at which he or she faces reelection and acceptance of such resignation by the Board.

If a nominee fails to receive the required number of votes for reelection, the Board shall, within 90 days after certification of the election results, decide whether to accept the director's resignation through a process overseen by the Governance and Nominating Committee (and excluding the director in question from all Board and Committee deliberations). The Board shall promptly disclose its decision and, if applicable, the reasons for rejecting the resignation in a filing with the SEC or in a press release that is widely disseminated.

Annual Elections

All directors are elected annually. JetBlue does not have a classified board.

Proxy Access

A stockholder, or a group of up to 20 stockholders, owning continuously 3% or more of the Company's outstanding common stock for at least three years may nominate directors to our Board and include the nominees in our proxy materials to be voted on for an annual meeting of stockholders. The maximum number of stockholder nominees that will be included in our proxy materials with respect to any such annual meeting of stockholders is the greater of (i) two, or (ii) 20% of directors to be elected. A stockholder who seeks to nominate a director or directors to our Board must satisfy the requirements set forth in our Bylaws.

Right to Call a Special Meeting

Our stockholders who hold at least 20% ownership of our common stock have the right to request that the Company call a special meeting.

The right of stockholders to request that the Company call special meetings is also subject to the notice, information and other requirements and limitations set forth in our Bylaws. If a requesting stockholder does not comply with the requirements and conditions provided in the Bylaws, a special meeting request by that stockholder will be invalid. Likewise, requests to call a special meeting to vote on matters recently voted on by stockholders or that will be considered by stockholders at an upcoming meeting of stockholders will not be permitted. The requirements described above are important to, among other things, avoid duplicative and unnecessary special meetings regarding matters recently considered by stockholders or that stockholders will consider at an upcoming stockholder meeting.

Right to Act by Written Consent

Our stockholders who hold at least 25% of outstanding shares of the Company's stock may request that the Board set a record date to determine the stockholders entitled to act by written consent. To provide transparency, stockholders requesting action by written consent must provide the Company with certain information and representations including, but not limited to, the applicable information and representations currently required of any Company stockholder seeking to bring a nomination or other business before a meeting of stockholders pursuant to the advance notice provisions contained in the Company's Bylaws.

How to Communicate with Our Board

Stockholders may communicate with our Board by sending correspondence to the JetBlue Board of Directors, including any individual director or groups of directors, c/o Corporate Secretary, JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101. The name of any specific intended director should be noted in the correspondence. Our Corporate Secretary will forward such correspondence to the intended recipient or as directed by such correspondence; however, our Corporate Secretary, prior to forwarding any correspondence, has the authority to disregard any communications deemed to be inappropriate, such as junk mail or solicitations, or to take any other appropriate actions with respect to such inappropriate communication.

The Governance and Nominating Committee approved procedures with respect to the receipt, review and processing of, and any response to, written communications sent by stockholders and other interested persons to our Board, as set forth in our Corporate Governance Guidelines.

Concerns relating to accounting, internal control over financial reporting or auditing matters will be brought to the attention of the Audit Committee and handled in accordance with our procedures with respect to such matters.

THE BOARD OF DIRECTORS

Director Nominee Selection Process

The Governance and Nominating Committee is responsible for recommending to the Board a slate of director nominees for election at each annual meeting of stockholders. To achieve an appropriate balance of new perspectives with the institutional knowledge contributed by our longer-serving directors, the Governance and Nominating Committee reviews the current composition of the Board on an annual basis and identifies certain skill sets and attributes of potential nominees to prioritize in light of the current and anticipated needs of the Board. The assessment of potential nominees includes a review of their judgment, experience, independence and understanding of the Company's business and of the industry in which the Company operates. The Board considers diversity of viewpoints, background, experience, accomplishments, education and skills when evaluating nominees. A potential nominee's qualifications are evaluated to determine whether the potential nominee meets the qualifications required of all directors as well as the key qualifications and experience required to be represented on the Board, as described above. Further, the Governance and Nominating Committee assesses how each potential nominee

would impact the skills and experience represented on the Board as a whole in the context of the Board's overall composition and the Company's current and future needs.

The Governance and Nominating Committee manages the Board's succession planning process throughout the year, designed to be responsive to anticipated future needs in light of business, industry and market dynamics and to yield an appropriate balance of skills, backgrounds, experiences and tenure to effectively support and oversee the implementation of our long-term strategy. We believe that thoughtful Board refreshment and proactive director succession planning is an integral part of the Company's ability to deliver on its long-term strategy.

From time to time, the Governance and Nominating Committee may formally engage an external search firm to assist in identifying potential nominees. Candidates may also come to the attention of the Governance and Nominating Committee through recommendations from current Board members, stockholders, officers, crewmembers or other stakeholders. The Committee applies the same criteria in reviewing all candidates regardless of the source of the recommendation.

Board Membership Criteria

The Board and its Governance and Nominating Committee believe there are general qualifications that all directors must exhibit and other key qualifications and experience that should be represented on the Board as a whole, but not necessarily by each individual director. In addition, the Board conducts interviews of potential director candidates to assess intangible qualities, including the individual's ability to ask difficult questions and, simultaneously, to work collegially.

BOARD MEMBERSHIP CRITERIA

- ✔ Independence
- ✔ Integrity
- ✔ Track record of success
- ✔ Business judgment
- ✔ Innovative thinking
- ✔ Familiarity with and respect for corporate governance requirements and practices
- ✔ Ability and willingness to commit sufficient time to the Board

Our Board is composed of a diverse group of leaders in their respective fields. Many of our current directors have leadership experience at major companies with operations inside and outside the United States, as well as experience on other companies' boards, which provides an understanding of different

business processes, challenges and strategies. Other directors have experience at academic or financial services institutions which we believe brings unique perspectives to the Board. Further, each of our directors has other specific qualifications that make him or her a valuable member of our Board, such as financial literacy, talent and brand management, operations experience, customer service experience and crewmember relations, as well as other experience that provides an ability to oversee the financially material risks that the Company faces.

The Board considers diversity of viewpoints, background, experience, accomplishments, education and skills when identifying and evaluating nominees. When recommending director nominees for election by stockholders, the Board and the Governance and Nominating Committee focus on how the experience and skill set of each director nominee complements those of fellow director nominees to create a balanced Board. The Board believes that directors should contribute positively to the collaborative culture. The Board also believes that its members should possess a commitment to the success of the Company, proven leadership qualities, sound judgment and a willingness to engage in constructive debate. In determining whether an incumbent director should stand for reelection, the Governance and Nominating Committee considers, with respect to each nominee, the above factors, as well as that director's personal and professional integrity, the prior years' attendance record, preparedness, participation and candor, any additional criteria set forth in our Corporate Governance Guidelines and other relevant factors as determined by the Board.

Director Independence

Having an independent Board is a core element of our governance philosophy. Our Corporate Governance Guidelines provide that a substantial majority of our directors will be independent, including within the meaning of the applicable independence requirements of Nasdaq. As part of the Company's Corporate Governance Guidelines, our Board has adopted director independence guidelines to assist in determining each director's independence. The Corporate Governance Guidelines are available on our website at *http://investor.jetblue.com*.

Each year, in assessing director independence, the Board affirmatively determines whether a director has any relationship that would interfere with the exercise of independent judgment in carrying out his or her responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination with respect to his or her independence.

The Board analyzed the independence of each director nominee and determined that Mses. Jewett, McClure and Robb O'Hagan and Messrs. Boneparth, Ford, Leduc, Lynn, Menke, Miller, Mittal, Sharma and Winkelmann, as well as former director, Mr. Balzanza, who passed away in November 2024, meet the standards of independence under applicable Nasdaq listing standards, including, as applicable to members of those committees, the enhanced standards for audit and compensation committee independence, and that each member is free of any relationship that would interfere with her or his individual exercise of independent judgment. Ms. Geraghty, our CEO, is our only director who is not deemed to be independent.

Director Attendance

The Board held a total of 15 meetings during 2024. All of the directors attended at least 75% of the aggregate of all meetings of the Board and of each committee at the times when he or she was a member of the Board or such committee during fiscal year 2024. The Company has a policy encouraging all directors to attend each annual meeting of stockholders. All members of our Board at the time of our 2024 annual meeting of stockholders attended the meeting, which was held on May 17, 2024.

2025 Director Nominees

There are currently 13 members of our Board. At the 2025 annual meeting, 13 directors are to be elected to hold office until the 2026 annual meeting and until their successors have been elected and qualified. All nominees are current JetBlue Board members who were elected by stockholders at the 2024 annual meeting or, in the case of Jesse Lynn, Sean Menke and Steven Miller, appointed by the Board thereafter. Based on the recommendation of the Governance and Nominating Committee, the Board has nominated each of Peter Boneparth, Monte Ford, Joanna Geraghty, Ellen Jewett, Robert Leduc, Jesse Lynn, Sean Menke, Steven Miller, Teri McClure, Nik Mittal, Sarah Robb O'Hagan, Vivek Sharma and Thomas Winkelmann to be elected as a director of the Company to serve on our Board until the 2026 annual meeting of stockholders and until such time as their respective successors have been duly elected and qualified or until his or her death, disability, resignation, retirement, disqualification or removal from office.

The Board has no reason to believe that any of the nominees named in this Proxy Statement would be unable or unwilling to serve as a director if elected.

However, if before the 2025 annual meeting, any nominee is unable to serve or for good cause will not serve as a director if elected, the Board may reduce the number of directors to eliminate the vacancy, elect a substitute nominee, or the Board may fill the vacancy at a later date after selecting an appropriate nominee.

Included in each director nominee's biography below is a description of select key qualifications and experience of such nominee based on the qualifications described above. The Board and the Governance and Nominating Committee believe that the combination of the various qualifications and experiences of the director nominees would contribute to an effective and well-functioning board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight of the business and quality advice and counsel to the Company's leadership. See also "Corporate Governance at JetBlue—The Board of Directors—Board Composition—Board Skills and Experience Matrix."

MANAGEMENT PROPOSAL 1
TO ELECT DIRECTORS



What are you voting on?
- Stockholders are being asked to elect thirteen director nominees for a one-year term.

Voting recommendation:
- **FOR** the election of each director nominee. The Board and its Governance and Nominating Committee believe that each of the 13 director nominees possesses the necessary qualifications and experiences to provide quality advice and counsel to the Company's leadership and effectively oversee the long-term interests of the stockholders.

  All nominees are current JetBlue Board members who were elected by the stockholders at the 2024 annual meeting or appointed by the Board thereafter.



PETER BONEPARTH

Age 65
Director since: 2008
INDEPENDENT

BOARD CHAIR
JETBLUE BOARD COMMITTEES*:
- Finance (Chair)
- Compensation
- Governance & Nominating

Current Public Company Boards:
- JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:
Until 2021, Mr. Boneparth was a Senior Advisor to a division of The Blackstone Group, LLP, an investment management firm. He was also Senior Advisor of Irving Capital Partners, a private equity group, from February 2009 through 2014. He served as President and CEO of the Jones Apparel Group, an apparel company, from 2002 to 2007. Mr. Boneparth served as a director of the Kohl's Corporation from 2008 through 2023. In addition to those displayed below, Mr. Boneparth's qualifications and experience include international business experience, knowledge of customer service, oversight of risk management and crewmember relations.

Key Skills and Experience:

 CEO

 Finance / Capital

 Corporate Governance

 Risk Management

 Human Capital Management

 Marketing / Brand

 Financial Literacy / Accounting

 Government / Public Policy

* *Memberships as of the 2025 annual meeting.*



**MONTE
FORD**

**Age 65
Director
since: 2021**

INDEPENDENT

**JETBLUE BOARD
COMMITTEES*:**

■ Airline Safety

Current Roles:
■ Principal Partner at the Chief Information Officer Strategy Exchange, a membership program for technology executives
■ Technology Industry Consultant

Current Public Company Boards:
■ JetBlue Airways Corporation
■ Akamai Technologies, Inc.
■ Iron Mountain Inc.
■ Centene Corp.

Prior Business and Other Experience, and Qualifications:
Prior to joining the Chief Information Officer Strategy Exchange in 2015, Mr. Ford served as Executive Chair and Chief Executive Officer of Aptean Software, an enterprise business software provider, from 2012 to 2013, and as Chief Information Officer of AMR Corporation (now known as American Airlines Group), an airline holding company, from 2000 to 2011. Prior to that, Mr. Ford held executive management positions with The Associates First Capital Corporation, Bank of Boston and Digital Equipment Corporation. He has served as a director of several institutions, as well as on the Research Board and CIO Strategy Exchange. In addition to those displayed below, Mr. Ford's qualifications and experience include diverse leadership experiences and an extensive background in information technology, including in the airline industry.

Key Skills and Experience:

 Aviation

 Corporate Governance

 Operations / Logistics

 Digital

 Human Capital Management

 Marketing / Brand

 IT / System

 Infrastructure

Cyber

*   *Memberships as of the 2025 annual meeting.*



JOANNA GERAGHTY

Age 52
Director since: 2024

JETBLUE BOARD COMMITTEES*:

- Airline Safety

Current Role:
- CEO of JetBlue Airways Corporation

Current Public Company Boards:
- JetBlue Airways Corporation
- L3Harris Technologies, Inc.

Prior Business and Other Experience, and Qualifications:
Ms. Geraghty first joined JetBlue in 2005. Prior to her appointment as CEO in February 2024, Ms. Geraghty served as the Company's President and Chief Operating Officer from 2018 to 2024 and Executive Vice President, Customer Experience from 2014 to 2018. She also served as Executive Vice President, Chief People Officer from 2010 to 2014, after serving as Vice President and Associate General Counsel and Director of Litigation and Regulatory Affairs. Ms. Geraghty also serves on the board of directors of L3Harris Technologies, Inc., has also served as a member of the board of the JetBlue Foundation, and is chairperson of the board of Concern Worldwide, an international not-for-profit organization.

Key Skills and Experience:

 International

 Aviation

 Finance / Capital

 Financial Literacy / Accounting

 Operations / Logistics

 Human Capital Management

 Marketing / Brand

 Risk Management

 Government / Public Policy

 Infrastructure

 Corporate Governance

---



ELLEN JEWETT

Age 66
Director since: 2011

INDEPENDENT

JETBLUE BOARD COMMITTEES*:

- Governance & Nominating (Chair)
- Audit
- Finance

Current Role:
- Managing Partner of Canoe Point Capital, LLC, an investment firm focusing on early stage social ventures, 2015 to present.

Current Public Company Boards:
- JetBlue Airways Corporation
- Booz Allen Hamilton Holding Corporation

Prior Business and Other Experience, and Qualifications:
Prior to joining Canoe Point Capital, LLC in 2015, Ms. Jewett was the Managing Director Head of U.S. Government and Infrastructure for BMO Capital Markets, a financial services institution, covering airports and infrastructure banking from 2010 to 2015. Prior to that, Ms. Jewett spent more than 20 years at Goldman, Sachs & Co., a global financial institution, specializing in airport infrastructure financing, most recently serving as head of the public sector transportation group, and previously, as head of the airport finance group. Ms. Jewett served as the President of the Board of the Brearley School through June 2018. She is a Trustee of Children's Aid in New York City (chair finance and treasurer) and The Hastings Center. In addition to those displayed below, Ms. Jewett's qualifications and experience include talent management, and experience in the areas of airports and infrastructure.

Key Skills and Experience:

 Aviation

 Corporate Governance

 Finance / Capital

 Financial Literacy / Accounting

 Risk Management

 Infrastructure

---

*   *Memberships as of the 2025 annual meeting.*



**ROBERT
LEDUC**

Age 69
Director
since: 2020

INDEPENDENT

**JETBLUE BOARD
COMMITTEES*:**

■ Audit (Chair)
■ Airline Safety
■ Finance

Current Public Company Boards:
■ JetBlue Airways Corporation
■ Howmet Aerospace
■ AAR Corp.

Prior Business and Other Experience, and Qualifications:
Mr. Leduc served as President of Pratt & Whitney, an aerospace manufacturer, from 2016 until early 2020. He had led helicopter manufacturer Sikorsky Aircraft from 2015 to 2016, when UTC sold Sikorsky to defense contractor Lockheed Martin Corp. Previously, Mr. Leduc served in leadership positions at Hamilton Sundstrand and UTC Aerospace Systems, each an aerospace company. Mr. Leduc has over 40 years of aviation experience, with significant maintenance and engine related experience. In addition to those displayed below, Mr. Leduc's qualifications and experience include brand enhancement and talent management.

Key Skills and Experience:

 Aviation

 Operations / Logistics

 CEO

 Financial Literacy / Accounting

 Corporate Governance

Risk Management

 Finance / Capital

 Infrastructure





**JESSE
LYNN**

Age 54
Director
since: 2024

INDEPENDENT

**JETBLUE BOARD
COMMITTEES*:**

■ Audit
■ Governance
  & Nominating
■ Finance

Current Roles:
General Counsel of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma.
Chief Operating Officer of Icahn Capital LP

Current Public Company Board:
■ Caesars Entertainment, Inc.
■ JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:
Mr. Lynn has been General Counsel of Icahn Enterprises L.P. since 2014. Mr. Lynn has also serves as Chief Operating Officer of Icahn Capital LP, the entity through which Carl C. Icahn manages investment funds, since April 2021. From 2006 to 2014, Mr. Lynn was Assistant General Counsel and, from 2004 to 2006, Mr. Lynn was Counsel, at Icahn Enterprises. Prior to joining Icahn Enterprises, Mr. Lynn worked as an associate in the New York office of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. in its business and finance department from 2000 until 2004. From 1996 to 2000, Mr. Lynn was an associate in the corporate group at Gordon Altman Butowsky Weitzen Shalov & Wein. Mr. Lynn was previously a director of: Conduent Incorporated, a provider of business process outsourcing services, from April 2019 to June 2024; Crown Holdings Inc., a global supplier of packaging products, from December 2022 to November 2023; Xerox Holdings Corporation, a provider of print and digital document products and services, from November 2021 to September 2023; FirstEnergy Corp., an electric utility, from March 2021 to May 2023; Cloudera, Inc., a provider of enterprise data cloud services, from August 2019 through its sale to CD&R and KKR in October 2021; Herbalife Nutrition Ltd., a nutrition company, from April 2014 to January 2021; and The Manitowoc Company, Inc., a capital goods manufacturer, from April 2015 to February 2018. Mr. Lynn's qualifications and experience include legal and finance expertise.

Key Skills and Experience:

 Corporate Governance

 Financial Literacy / Accounting

 Risk Management

 Finance / Capital

---

*   *Memberships as of the 2025 annual meeting.*



TERI MCCLURE

Age 61
Director
since: 2019

INDEPENDENT

JETBLUE BOARD COMMITTEES*:

- Compensation (Chair)
- Governance & Nominating

Current Public Company Boards:
- JetBlue Airways Corporation
- Fluor Corporation
- GMS, Inc.
- Lennar Corp.

Prior Business and Other Experience, and Qualifications:
From 1995 until her retirement in 2019, Ms. McClure worked at UPS, serving most recently as Chief Human Resources Officer. She has also held additional positions and responsibilities on the UPS Executive Leadership Team, including General Counsel and Corporate Secretary, and Audit and Global Ethics and Compliance, among other roles. In addition to those displayed below, Ms. McClure's qualifications and experience include legal acumen, labor issues and risk management oversight.

Key Skills and Experience:

 International

 Human Capital Management

 Aviation

 Marketing / Brand

 Corporate Governance

 Risk Management

 Operations / Logistics

 Government / Public Policy

---



SEAN MENKE

Age 56
Director
since: 2024

INDEPENDENT

JETBLUE BOARD COMMITTEES*:

- Audit
- Airline Safety
- Finance

Current Public Company Board:
- JetBlue Airways Corporation
- Waste Management, Inc.

Prior Business and Other Experience, and Qualifications:
From 2022 to 2024, Mr. Menke served as Chair of the Board of Directors of Sabre Corporation, a leading global software and technology company that powers the travel industry through a global network of development, sales, operations and corporate functions, and was CEO of Sabre from 2016 to 2023. Before joining Sabre, Mr. Menke spent more than 20 years in executive leadership roles in the airline industry. He served as Chief Executive Officer at Frontier Airlines and at Pinnacle Airlines, and he held senior level marketing, operations, customer experience, strategy, planning, sales, distribution and revenue management roles, including with Air Canada and Hawaiian Airlines. He also served as Executive Vice President at IHS Inc., a global information technology company. Mr. Menke's qualifications and experience include a deep understanding of technology-driven companies and the aviation industry, knowledge of the importance and challenges of cybersecurity and privacy issues, and extensive background in information technology, including experience overseeing risk mitigation and implementing systems to protect major corporations.

Key Skills and Experience:

 International

 Operations / Logistics

 Aviation

 Financial Literacy / Accounting

 Corporate Governance

 Digital

 CEO

 IT / System

 Finance / Capital

 Infrastructure

 Cyber

---

*   *Memberships as of the 2025 annual meeting.*



STEVEN D. MILLER

Age 36
Director since: 2024
INDEPENDENT

JETBLUE BOARD COMMITTEES*:

 Audit
 Finance

Current Roles:

Portfolio Manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, metals, real estate, home fashion and pharma.

Current Public Company Board:
- JetBlue Airways Corporation
- Bausch Health Companies Inc.

Prior Business and Other Experience, and Qualifications:

Since October 2020, Mr. Miller has been a portfolio manager for Icahn Capital LP. Prior to joining Icahn Capital L.P., Mr. Miller was an analyst in the Distressed and Special Situations investment group in the New York office of BlueMountain Capital Management, LLC from 2013 to 2019. Mr. Miller represented BlueMountain on the Ad Hoc Group of Puerto Rico Electric Power Authority Bondholders from 2014 to 2019, and from 2011 to 2013 he was an analyst in the Distressed Products Group in the New York office of Goldman, Sachs & Co. Mr. Miller has served as a director of Conduent Incorporated, a publicly traded business process services company, from February 2021 to June 2024, Dana Inc., a supplier of automotive products and services, from November 2023 to January 2025, Herc Holdings Inc., a publicly traded equipment rental supplier, from May 2022 to March 2023, and Xerox Holdings Corporation, a publicly traded office equipment company, since May 2021 to September 2023. Mr. Miller's qualifications and experience include investment and financial expertise, experience with complex debt matters, and experience serving as an investment professional.

Key Skills and Experience:

 Aviation

 Corporate Governance    Financial Literacy / Accounting

 Risk Management    Finance / Capital



NIK MITTAL

Age 53
Director since: 2022
INDEPENDENT

JETBLUE BOARD COMMITTEES*:

 Audit
 Finance

Current Roles:
- President, Founder and Co-Portfolio Manager of Molecule Ventures LLC, an environmental markets investment firm
- Partner and Lead Investor in Plankton Energy LLC, a community solar developer

Current Public Company Board:
- JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:

Prior to founding Molecule Ventures LLC in 2020, Mr. Mittal was previously a firm partner from 2006 to 2018 at JANA Partners LLC, where he helped direct the firm's investment research and focused on public markets investing across multiple industries for more than a decade. He began his career as an investment banking associate at Donaldson, Lufkin and Jenrette. Mr. Mittal was also a Senior Fellow, Climate Policy & Innovation, at the Environmental Defense Fund and an Adjunct Professor of Finance at NYU Stern School of Business, teaching an MBA course titled "Valuing Investing Strategies". In addition to those displayed below, Mr. Mittal's qualifications and experience include deep expertise in capital markets, financial strategy and structures.

Key Skills and Experience:

 Corporate Governance    Financial Literacy / Accounting

 Finance / Capital    Government / Public Policy

*   *Memberships as of the 2025 annual meeting.*



SARAH ROBB O'HAGAN

Age 52
Director since: 2018
INDEPENDENT

JETBLUE BOARD COMMITTEES*:

- Compensation

Current Public Company Board:
- JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:
Ms. Robb O'Hagan served as CEO of EXOS, the Human Performance Company, from 2020 to 2024. Prior to joining EXOS, Ms. Robb O'Hagan served as the Chief Executive Officer of the indoor cycling company Flywheel Sports from 2017 to 2019, and became the author and founder behind Extreme Living LLC, a content platform to unleash potential in diverse aspiring leaders. She previously served as global president of Equinox, a luxury fitness company, from 2012 to 2016, where she led the upgrading of the offering through a significant technology transformation, and global president of Gatorade, a sports nutrition business, from 2008 to 2012, where she successfully led the business through a major repositioning and business turnaround. In addition to those displayed below, Ms. Robb O'Hagan's qualifications and experience include lifestyle brands, technology, and risk management oversight.

Key Skills and Experience:

 International

 CEO

 Digital

 Financial Literacy / Accounting

 Human Capital Management

 Marketing / Brand

 IT / System

---



VIVEK SHARMA

Age 50
Director since: 2019
INDEPENDENT

JETBLUE BOARD COMMITTEES*:

- Compensation

Current Roles:
- Adjunct Professor of Data Science at the University of Southern California's Marshall School of Business

Current Public Company Board:
- JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:
Mr. Sharma's executive roles include CEO of InStride, a Los Angeles based EdTech company he co-founded in 2019, a position in which he served until 2023. Under his leadership, InStride grew to a profitable 200-person company, helping employees in 41 large corporations avoid $630 million of student debt, for which it was named to Fortune's 'Global Impact 20' list. Prior to InStride, Mr. Sharma spent six years at The Walt Disney Company as Senior Vice President, Digital Guest Experience & eCommerce, leading a $10 billion eCommerce business and serving 150 million guests annually across theme parks, resorts, cruises, guided travel adventures, restaurants and retail businesses globally. Mr. Sharma also served at Yahoo for four years as General Manager of Yahoo Mail & Messenger and Vice President of Yahoo Search, and at McKinsey & Company for eight years as Associate Partner of technology practice. In addition to those displayed below, Mr. Sharma's qualifications and experience include ecommerce and digital guest experience, and workforce online education.

Key Skills and Experience:

 International

 CEO

 Digital

 Human Capital Management

 IT / System

 Cyber

*   *Memberships as of the 2025 annual meeting.*



THOMAS WINKELMANN

Age 65
Director
since: 2013

INDEPENDENT

JETBLUE BOARD COMMITTEES*:

■ Airline Safety (Chair)
■ Compensation
■ Governance & Nominating

Current Role:
■ Executive Chair of Zeitfracht Group, a logistics company based in Berlin, Germany

Current Public Company Board:
■ JetBlue Airways Corporation

Prior Business and Other Experience, and Qualifications:
Before joining Zeitfracht in 2018, Mr. Winkelmann served as CEO of airberlin, a commercial airline, from 2017 through 2018. He previously served as the Chief Executive Officer of Lufthansa German Airlines (Hub Munich), a commercial airline, beginning in 2016, and was a member of the Group Executive Committee of Lufthansa Group. From 2006 through 2015, he served as Chief Executive Officer of Germanwings GmbH, a commercial airline. In addition to those displayed below, Mr. Winkelmann's qualifications and experience include sales and revenue management.

Key Skills and Experience:

 International

 Aviation

 CEO

 Corporate Governance

 Operations / Logistics

 Human Capital Management

 Marketing / Brand

 Risk Management

 Government / Public Policy

*   *Memberships as of the 2025 annual meeting.*

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** EACH NOMINEE.

Director Compensation

The Compensation Committee, with input from its independent compensation consultant, periodically reviews and evaluates director compensation. Our objective is to pay non-employee directors over time at or near the median of the proxy peer group, to award a significant component in equity, and to adjust as needed. Our Board reviews director compensation periodically, to ensure that the director compensation package remains competitive such that we are able to recruit and retain qualified directors.

COMPENSATION STRUCTURE FOR DIRECTORS FOR 2024	($)
Annual base retainer (all non-employee directors)	80,000
Annual equity award[1]	135,000
Independent Board Chair supplemental fee	50,000
Annual Audit Committee Chair supplemental fee	20,000
Annual Compensation Committee Chair supplemental fee	15,000
Annual G&N Committee Chair supplemental fee	10,000
Annual Airline Safety Committee Chair supplemental fee	10,000
Annual Finance Committee Chair supplemental fee	10,000
Annual Committee membership fees [3]:	
Audit	15,000
Compensation, G&N, Airline Safety and Finance	10,000
New directors DSU grant[2]	35,000
Additional Board Chair retainer (Cash or Equity)	25,000

(1) Directors annually elect DSUs or RSUs, each of which vest after one year of service. DSU settlement is deferred until six months following a director's separation from the Board.

(2) New director DSU grants vest ratably over three years of service. Settlement is deferred until six months following a director's separation from the Board.

(3) Committee Chairs are paid the annual Committee membership fees in addition to the supplemental fee as Chair.

As is customary in the airline industry, all members of the Board and their immediate family may travel without charge on our flights. We also provide directors with post-service travel benefits.

We reimburse our directors, including our full-time employee director, for expenses incurred in attending Board meetings. We do not provide gross-up payments to members of our Board.

In 2024, Mr. Leduc donated $6,668, Mr. Baldanza donated $1,758, Ms. Robb O'Hagan donated $900 and Mr. Miller donated $118 to the JetBlue Crewmember Crisis Fund, a non-profit organization that assists JetBlue crewmembers facing emergency hardship situations.

Fiscal Year 2024 Director Compensation

The following table summarizes compensation paid to our non-employee directors for services rendered during the year ended December 31, 2024. The footnotes to the table and narrative discussion above describe details of each form of compensation paid to, or earned by, our directors and other material factors relating to director compensation arrangements.

	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Joanna Geraghty[3]	—	—	—	—
Robin Hayes[3]	—	—	—	—
Ben Baldanza	87,917	134,998	864	223,779
Peter Boneparth	195,000	134,998	18,598	348,596
Monte Ford	92,917	134,998	2,013	229,928
Ellen Jewett	125,000	134,998	6,623	266,621
Robert Leduc	133,333	134,998	763	269,094
Jesse Lynn	87,083	169,996	1,990	259,069
Teri McClure	115,000	134,998	491	250,489
Sean Menke	32,917	34,995	—	67,912
Steven Miller	87,083	169,996	9,261	266,340
Nikhil Mittal	105,000	134,998	12,530	252,528
Sarah Robb O'Hagan	90,000	134,998	9,809	234,807
Vivek Sharma	92,917	134,998	7,983	235,898
Thomas Winkelmann	120,000	134,998	1,992	256,990

(1) Includes 20,119 DSUs or RSUs granted on February 22, 2024 to Messers Baldanza, Boneparth, Ford, Leduc, Mittal, Sharma and Winkelmann and Mses. Jewett, McClure and Robb O'Hagan. Includes 29,616 DSUs granted on June 22, 2024 to Messers. Lynn and Miller. Includes 4,629 DSUs granted on October 22, 2024 to Mr. Menke. At December 31, 2024, 82,897 DSUs remained outstanding for Mr. Winkelmann, 62,398 for Mr. Boneparth, 50,496 for Ms. Jewett, 48,471 for Mr. Leduc, 42,883 for Ms. Robb O'Hagan, 40,691 for Ms. McClure, 29,616 for Messers Lynn and Miller, 24,461 for Mr. Mittal, 15,228 for Mr. Sharma, 8,358 for Mr. Ford and 4,629 for Mr. Menke. At December 31, 2024, 20,119 RSUs remained outstanding for each of Messrs. Boneparth, Ford, and Sharma and Mses. Jewett and McClure. The amount represented reflects the grant date fair value of the equity award based on JetBlue's stock price on the grant date as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification 718, Compensation — Stock Compensation ("FASB ASC Topic 718"). Please refer to Note 7 of our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, for further discussion related to the assumptions used in our valuation. For information on the valuation assumptions with respect to grants made prior to 2024, please refer to the notes to our financial statements in our applicable Annual Report on Form 10-K.

(2) Consists of the value of flight benefits for the listed directors.

(3) Mr. Hayes was employed by the Company in 2024. He retired from JetBlue on February 12, 2024 and Ms. Geraghty immediately assumed the role of Chief Executive Officer. Neither Mr. Hayes nor Ms. Geraghty received any additional compensation for their director service to the Company. Mr. Hayes and Ms. Geraghty's compensation is reported in the Summary Compensation Table on page 60 of this proxy statement.

Certain Relationships and Related Person Transactions

We established a written policy that requires approval or ratification by our Audit Committee of any transaction in excess of $120,000 which involves a "Related Person's" entry into an "Interested Transaction." As defined in our policy, an Interested Transaction is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) the Company is a participant, and (iii) any Related Person has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A "Related Person" is defined in our policy as any (i) person who is or was (since the beginning of the last fiscal year for which the Company has filed a Form 10-K and proxy statement, even if he or she does not presently serve in that role) an executive officer, director or nominee for election as a director, (ii) greater than 5% beneficial owner of the Company's common stock, or (iii) immediate family member of any of the foregoing. "Immediate family member" includes a person's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone residing in such person's home (other than a tenant or employee).

Our policy further provides that only directors without an interest in the transaction are entitled to vote on any Interested Transaction presented for Audit Committee approval.

Transactions with Related Persons

The Company and its subsidiaries periodically enter into transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families may be directors, executive officers, or stockholders.

Since January 1, 2024, the Company was involved in the following related person transaction, which was approved by the Board:

Director Appointment and Nomination Agreement

On February 16, 2024, the Company entered into a Director Appointment and Nomination Agreement ("Agreement") with Carl C. Icahn and the persons and entities listed therein (collectively, the "Icahn Group"). Pursuant to the Nomination Agreement, effective as of May 17, 2024, the Board (i) increased its size to thirteen directors; and (ii) appointed Jesse Lynn and Steven Miller (collectively, the "Icahn Designees") to the Board to fill the resulting vacancies.

In the event an Icahn Designee is unable or otherwise ceases to serve on the Board or as an observer, the Agreement provides a mechanism for the Icahn Group to designate a substitute director or observer acceptable to the Board, to be appointed to the Board or as an observer for the remainder of the term of such Icahn Designee.

If at any time the Icahn Group ceases collectively to beneficially own at least 20,356,619 shares of common stock of the Company, which number of shares is subject to adjustment in certain circumstances as described in the Agreement, then the Icahn Group shall cause one Icahn Designee (or replacement designee, as applicable) to promptly resign from the Board and any committee of the Board on which he or she then sits. If the Icahn Group ceases collectively to beneficially own at least 10,178,309 shares of Common Stock, which number of shares is subject to adjustment in certain circumstances as described in the Agreement, then the Icahn Group shall cause each Icahn Designee (or replacement designee, as applicable) to promptly resign from the Board and any committee of the Board on which he or she then sits. In each case, the Icahn Group shall not have the right to replace such Icahn Designee(s). In addition, during the applicable term of the Agreement, the Company generally agrees that, with respect to any Board consideration of the appointment and employment of the Chief Executive Officer or Chief Financial Officer of the Company, mergers and acquisitions of material assets, or dispositions of material assets, or similar extraordinary transactions, such consideration and voting with respect thereto shall take place only at the full Board level or in committees of which an Icahn Designee is an observer or member.

The Agreement also includes other customary voting, standstill and non-disparagement provisions. Absent an uncured breach of the material provisions of the Agreement by the Company, the standstill restrictions on the Icahn Group will remain in effect until thirty days after such date as no Icahn Designee is on the Board and the Icahn Group no longer has any right to designate a replacement (including if the Icahn Group has irrevocably waived such right in writing) (the "Standstill Period").

In addition, as long as the Icahn Group collectively beneficially owns 16,963,849 shares of Common Stock, which number of shares is subject to adjustment in certain circumstances as described in the Agreement, the Company will not adopt a rights plan designed to increase the cost to a potential acquirer which includes a triggering threshold below 15% of the then-outstanding amount of Common Stock through the issuance of new rights, Common Stock or preferred shares, unless such rights plan exempts the Icahn Group up to a beneficial ownership of 15%. The Agreement will terminate and be of no further force or effect as of the end of the Standstill Period, with the exception of certain provisions that survive termination pursuant to the terms of the Agreement.

There have been no other related person transactions.

MANAGEMENT PROPOSAL 2

TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS



What am I voting on?

- Stockholders are being asked to approve, on an advisory basis, the compensation of the named executive officers as disclosed pursuant to the SEC's compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative in this Proxy Statement).

Voting recommendation:

- **FOR** the resolution to approve compensation of the named executive officers, on an advisory basis. The Board takes very seriously its role in the governance of the Company's compensation programs and values thoughtful input from stockholders. The Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

As required by Section 14A of the Exchange Act, we are providing stockholders with a non-binding advisory vote to approve the compensation of the named executive officers as described in the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative in this Proxy Statement.

We regularly consider the input of our stockholders and engage with our stockholders during the year. For example, we considered the input and feedback of our stockholders on the structure and design of our executive compensation framework, and concurrently with discussions with our stockholders on these topics, we made changes to our programs in 2024, including to shifting the annual incentive plan measurement period to a full-year basis, providing enhanced disclosure and outlining all compensation actions that fall outside the core executive compensation program — which consists of base salary, annual bonuses, and long-term incentives.

The Board recommends that stockholders vote **FOR** the following resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative."

In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis, the accompanying compensation tables and related narrative in this Proxy Statement. For the reasons outlined above and elsewhere in this Proxy Statement, we believe that our executive compensation program is well designed, appropriately aligns executive pay with Company performance and incentivizes desirable behavior.

Because your vote is advisory, it will not be binding upon the Board. However, the Board values stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions. The Board has adopted a policy of providing for annual advisory votes from stockholders on executive compensation. The next such vote will occur at the 2026 annual meeting of Stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** THE ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

NAMED EXECUTIVE OFFICERS COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information about our fiscal year 2024 compensation program for our named executive officers ("NEOs") identified in the Summary Compensation Table as of December 31, 2024.


JOANNA GERAGHTY
Chief Executive Officer


MARTY ST. GEORGE
President


URSULA HURLEY
Chief Financial Officer


WARREN CHRISTIE
Chief Operating Officer


CAROL CLEMENTS
Chief Digital and
Technology Officer

Robin Hayes
Former Chief Executive Officer*

Brandon Nelson
Former General Counsel & Secretary**

This Compensation Discussion and Analysis describes our compensation philosophy, policies and plans as well as our compensation-setting process and the 2024 compensation of our NEOs. This Compensation Discussion and Analysis contains forward-looking statements that are based on our current plan, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that we adopt in the future may differ materially from the programs as summarized in this discussion.

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*   *Mr. Hayes left his role as Chief Executive Officer of JetBlue on February 12, 2024.*
** *Mr. Nelson left his role as General Counsel and Secretary of JetBlue on August 5, 2024.*



LETTER FROM THE CHAIR OF THE COMPENSATION COMMITTEE

DEAR STOCKHOLDERS:

I am writing to you in my capacity as Chair of the Compensation Committee to address the recent feedback received during our Say-on-Pay discussions. Between Q3 2024 and Q1 2025, we engaged directly with stockholders on multiple occasions, reaching out to our top 25 stockholders holding nearly 76% of our outstanding shares and engaging with stockholders holding approximately 59% of our outstanding shares. Your input has been invaluable, and I want to assure you that both the Committee and the Company have taken your concerns very seriously. Through these discussions, we sought to understand your perspectives on our compensation program to assist us with improving transparency and alignment between executive pay and company performance.

As a result of these discussions, we have made several significant adjustments to our executive compensation framework:

- **Annual Incentive Plan**: We have shifted the measurement period to a full-year measurement period beginning in 2025. This change is intended to provide a more complete reflection of our Company's performance each year. Additionally, in consideration of the low Say-on-Pay vote, we capped the 2024 annual incentive plan payouts to our named executive officers at no more than 100% to better align pay with the Company's current financial outlook.

- **Compensation Transparency**: In our ongoing commitment to clarity, we have fully outlined all compensation actions for our named executive officers for the year ended December 31, 2024.

- **Enhanced Disclosure**: Our aim is to ensure that you have a clear understanding of how executive pay is structured and aligned with our strategic objectives.

These changes reflect our commitment to aligning executive compensation with both performance and stockholder expectations. We are confident that these steps will foster greater trust and transparency, ultimately driving better long-term outcomes for the Company and its stockholders.

Thank you for your continued engagement and constructive feedback. We remain committed to maintaining an open dialogue with you as we work to build a more resilient and transparent compensation framework.

Teri P. McClure

Teri P. McClure
Chair, Compensation Committee

Stockholder Engagement and Response to 2024 "Say on Pay Vote"

In 2024, we significantly enhanced our stockholder engagement efforts, conducting multiple discussions throughout the year to foster a more transparent dialogue on our executive compensation programs. These engagements included participation of our Compensation Committee Chair, alongside members of our People, Legal and Investor Relations teams, to actively listen to stockholder concerns, provide greater clarity on our 2024 and previous compensation practices, and integrate feedback into our program design. Our outreach program in 2024 targeted our top 25 stockholders, representing nearly 76% of our outstanding shares and engaging with stockholders representing approximately 59% of our outstanding shares. During these discussions, we specifically sought input regarding our 2024 Say-on-Pay vote and explored opportunities for improvement to our executive compensation programs and related disclosure to better align with investor expectations and best governance practices.

Through these conversations, we gained a deeper understanding of stockholder concerns, particularly regarding compensation decisions made outside of our core executive compensation program—which consists of base salary, annual bonuses, and long-term incentives. We acknowledge the specific feedback on the use of one-time awards and recognize the importance of maintaining a disciplined and transparent approach to executive pay.

The table below outlines the key areas of feedback we received and the specific actions we have taken in response.

WHAT WE HEARD FROM STOCKHOLDERS	WHAT WE DID
Enhance disclosure for: ■ Pandemic era retention agreements ("RAs") ■ Ms. Geraghty's special equity award ■ Spirit-related transaction incentive awards ■ Incentive metrics	**Provided additional context and disclosures in this year's CD&A** relating to the pandemic RAs, Ms. Geraghty's special equity award, Spirit-related transaction incentive awards and Long Term Incentive ("LTI") metrics including timing, circumstances and criteria. *See the "Historical Compensation Awards" section of the Compensation Discussion & Analysis on page 44.*
Create a closer tie to individual performance and financial and operational performance for the Short Term Incentive ("STI") program	**Proactively capped 2024 bonuses** – limited 2024 STI payouts to 100% to reinforce pay-for-performance alignment in light of overall financial performance. *See the "2024 Annual Incentive Payout" section of the Compensation Discussion & Analysis on page 54.*
Provide transparency relating to individual performance and what factors are included in goal assessment	**Added specific individual goal assessments** to provide further clarity on contributions of each NEO. *See the "Individual Performance" section of the Compensation Discussion & Analysis on page 53.*
More performance based LTI pay mix	**LTI grant mix was updated to 50% RSUs and 50% PSUs** for the CEO and majority of NEOs, whereas in 2023, LTI grant mix was on average weighted more on RSUs. *See the "Long Term Incentives" section of the Compensation Discussion & Analysis on page 54.*

> **Teri McClure, our independent Compensation Committee Chair, played a central role in our stockholder engagement and participated in the majority of meetings with stockholders.**

Timeline

JetBlue began 2024 with a short-term incentive (STI) program structured with first-half (1H) and second-half (2H) measurement periods. In February 2024, Robin Hayes retired, and Joanna Geraghty was appointed CEO, coinciding with the settlement of pandemic era retention awards granted in 2022. In April 2024, the Compensation Committee proactively updated the long-term incentive (LTI) program to include Relative Total Stockholder Return, enhancing alignment with long-term stockholder value. Following the 2024 annual stockholder meeting in May and a low Say-on-Pay vote, the Committee capped 2024 annual incentive payouts to our NEOs at no more than 100%. In Q3 2024, we launched stockholder engagement efforts, leading to a comprehensive evaluation of potential changes to the executive compensation program in response to stockholder feedback, with preparations for implementation beginning later in the year.

March 2020: Onset of COVID-19 significantly impacts the airline industry.

April 2020: JetBlue enters into agreements under the CARES Act, which triggers meaningful compensation limitations on JetBlue leaders.

April 2022: JetBlue makes offer to acquire Spirit.

JetBlue Issues: Two forms of RAs focused on short-term and long-term retention.

July 2022: JetBlue and Spirit enter into merger agreement.

January 2024: STI plan split into 1H/2H measurement periods in consideration of expected merger completion timing.

Merger is blocked by US DOJ.

February 2024: Robin Hayes retires and Joanna Geraghty is appointed CEO.

Settlement: Settlement of the second tranche of pandemic era RAs.

May 2024: Cash portion of Spirit RAs settled.

Annual Shareholder Meeting

June 2024: Compensation Committee approves a 100% cap on the STI program.

August 2024: JetBlue engages with shareholders to gather input and feedback on Say-on-Pay and executive compensation.

November – December 2024: Changes to executive compensation proposed by management and reviewed and approved by the Compensation Committee for 2025.

2020	2021	2022	2023	2024

April 2021: JetBlue issues performance-based executive Retention Awards (pandemic era RAs).

March 2023: US DOJ sues to block JetBlue and Spirit Merger.

April 2023: JetBlue issues transaction incentive awards (Spirit RAs) to address potential talent drain in response to Spirit merger.

May 2023: Settlement of the first tranche of pandemic era RAs.

Historical Compensation Awards

Before outlining the design of our core program, we want to take this opportunity to provide additional transparency around past one-time awards and the rationale behind each decision. By clarifying past actions and reinforcing our commitment to a responsible, stockholder-aligned compensation strategy, we aim to address concerns and uphold strong governance principles.

Executive Compensation and Retention Following the Pandemic

PANDEMIC ERA RETENTION AWARDS

The pandemic significantly affected the airline industry. To ensure the financial stability of the Company, the Company accepted federal government relief in the form of payroll support grants and loans. This relief, while critical, imposed meaningful restrictions on the Compensation Committee's ability to recognize high-performing executives during the three-year period from March 2020 through April 2023, despite their having led the Company through the pandemic challenges.

As a result of these restrictions, mandated reductions were made to compensation for certain executive officers, while compensation for others was capped at 2019 levels. These restrictions were irrespective of changes in role, scope or responsibility, and significantly constrained the Compensation Committee's ability to recognize, retain, and provide market-competitive compensation during an unprecedented period for the airline industry.

To mitigate these pandemic era pressures, the Compensation Committee awarded cash-based awards in 2021 and 2022 pursuant to retention agreements (RAs) to each of our NEOs in order to encourage long-term leadership continuity. These awards, which were a temporary measure to retain key leaders during a period of uncertainty, required continued employment of the NEO at the time of payment.

The Company has not awarded any cash-based pandemic RAs since 2022 and does not intend to issue new pandemic RAs, as the circumstances that triggered these awards are over.

The table below summarizes the 2022 pandemic RAs that were settled in 2024 and the remaining amounts that settled in February 2025:

NEO[1]	Title	2022 RAs Settled in 2024 ($)	Final RAs Settled in 2025 ($)
Joanna Geraghty	Chief Executive Officer	110,417	110,417
Ursula Hurley	Chief Financial Officer	216,667	216,667
Warren Christie	Chief Operating Officer	331,000	31,000

(1) Mr. Hayes received $66,667 in 2024 with a final settlement of $66,667 occurring in 2025 as a result of being retirement eligible when the underlying agreement was entered. Mr. Nelson received $116,667 in 2024 and forfeited his remaining RA payout upon departure from JetBlue on August 5, 2024.

PERFORMANCE CASH AWARDS

The 2022 Performance Cash Awards (PCAs) were awarded to our NEOs with a three-year performance period ending in December 2024. While aligned with our annual LTI structure, these awards were delivered in cash rather than equity. The Company has since reverted to granting Performance Stock Units (PSUs) to better align leadership's interests with those of our with stockholders.

The Company has not awarded any PCAs since 2022 and does not intend to issue new PCAs, as the circumstances that triggered these awards are over.

Additional details regarding the vesting and settlement of the 2022 PCAs are presented on page 56 of this Compensation Discussion and Analysis and earned awards for the period are reported as 2024 compensation in the Summary Compensation Table.

Transaction Incentive Awards in connection with the Proposed JetBlue-Spirit Merger

Given the high-pressure environment surrounding our merger negotiations with Spirit Airlines, we believed it was critical to promote stability by recognizing and retaining our leadership team for their extraordinary efforts in managing the day-to-day airline operations along with transaction-related activities. Our Spirit-related Transaction Incentive Award was designed to achieve this using the structure and reasoning detailed below. While the transaction was ultimately terminated, we remain committed to transparency and accountability in our compensation practices and to maintaining a performance-driven approach that aligns with stockholder expectations.

Component	Reason	Percentage of Total Award	Vesting Period
Cash Incentive	**Recognize** efforts of executives during negotiation period, where they successfully balanced day-to-day responsibilities while leading merger negotiations. This was designed to incentivize leadership and secure the successful merger agreement, ensuring leadership focus in a highly dynamic landscape.	25%	Paid in May 2024
RSUs	Granted to **retain** leaders during a significant transition period. Leaders not only managed daily responsibilities but also dedicated substantial effort toward integration planning, engaging with Spirit Airlines' leadership to understand their operations, and preparing for Day One post-merger operations.	50%	Two-year cliff that vests in April 2025
Performance-Based PSUs	Recognized the successful completion of the merger. These awards were designed to reward executives upon the achievement of key merger milestones. However, due to the termination of the Spirit Airlines merger as a result of the Department of Justice ruling, this component was forfeited.	25%	**Forfeited** upon termination of transaction

Spirit transaction incentives were awarded in 2023 to address these specific purposes. With the termination of the Spirit transaction, the Company has no further need for such a program.

Geraghty Special Equity Award

In June 2023, the Board approved a one-time, equity-based retention award for Ms. Geraghty in connection with her entry into a three-year employment agreement. The award, consisting of 245,700 RSUs with a grant date value of $1,999,998, was designed to incentivize Ms. Geraghty, support her longer term retention and succession planning in connection with the proposed JetBlue-Spirit merger. The Committee believes the award was effective in retaining Ms. Geraghty, supporting the leadership transition in February 2024 that occurred during the pendency of the JetBlue – Spirit merger litigation with the Department of Justice (DOJ).

We reaffirm our commitment to emphasizing core elements of our executive compensation framework. At this point in time, we intend to limit the use of one-time, special equity awards.

Forward Looking Actions

We have implemented the following measures:

1. Short-Term Incentive (STI) Program Adjustments:
   - For 2025, we implemented a full-year measurement period for our STI program.
   - In June 2024, the Compensation Committee approved capping the full-year executive bonuses at 100%, recognizing that post-merger goal resets were no longer feasible following the DOJ's decision to block the merger. The decision reflected JetBlue's operating and financial environment and served as a proactive response to stockholder feedback given our low Say-on-Pay vote. While final outcomes of the metrics were not yet known, the Committee prioritized responsiveness to the Say-on-Pay vote and committed to using the remainder of 2024 for stockholder engagement and evaluating potential STI program changes for 2025.

2. Long-Term Incentive (LTI) Program Enhancements:
   - As we set our 2025 performance goals, we added increased emphasis on financial metrics to more directly align with JetForward.

- Our 2024 and 2025 LTI program includes a relative Total Stockholder Return (TSR) metric, aimed at further aligning executive compensation with stockholder interests.
- We have also enhanced disclosure around our full LTI program to provide greater transparency.
- Our LTI pay mix is set at 50/50 split between RSUs and PSUs, ensuring that a substantial portion of executive compensation is performance-based.

3. Enhanced Disclosures:
   - We have updated sections across the CD&A relating to past one-time items and our core executive compensation program to provide further transparency and clarity on the circumstances, rationale and metrics for each compensation component. These enhancements include, but are not limited to, individual goal highlights, STI and LTI threshold, target and maximum goals, and select forward-looking disclosures.

Compensation Philosophy and Governance

Compensation Philosophy & Principles

As we navigate our evolving operating environment, we strive to lead with our values and our goal continues to be to ensure that our leaders' focus remains on long-term growth of the Company and enhancing stockholder value.

SUPPORT OUR STRATEGY AND STAY TRUE TO OUR VALUES	ATTRACT AND RETAIN TOP TALENT	FOCUS ON PAY FOR PERFORMANCE
We aim to align compensation programs with business strategies focused on long-term growth and creating value for our stockholders. We motivate crewmembers to overcome challenges and to deliver on commitments, all while living our values of Safety, Caring, Integrity, Passion and Fun.	We set target compensation to be competitive with the airline industry, taking into account our support center locations, route network, unique market placement, structure and size relative to other airlines.	We hold our NEOs accountable for their performance considering Company goals, industry economics and individual performance.

Determining Executive Compensation

The Compensation Committee assists the Board with oversight and determination of compensation for the Company's non-employee directors and executive officers. The Compensation Committee oversees the Company's executive compensation policies and reviews and establishes the compensation for our CEO (subject to approval by our Board) and the other NEOs. The Compensation Committee reviews pay levels and policies related to salaries, annual cash incentive awards and grants of equity and non-equity incentive awards and administers our equity incentive plans. In determining base salary, annual cash incentive awards, equity awards and other compensation, the Compensation Committee uses the relevant executive officer's current level of total compensation as the starting point. The Compensation Committee bases adjustments

to the current pay level on several factors, including the scope and complexity of the functions the executive officer oversees, the contribution of those functions to our overall performance, individual experience and capabilities, individual performance and competitive pay practices.

The Compensation Committee relied on the following tools in determining the base salary, annual cash incentive targets, and equity awards for the NEOs in 2024:

- Competitive Peer Group Survey;

- Leadership Input; and

- Annual Performance Reviews.

Pay for Performance

Pay-for-performance is the cornerstone of our compensation philosophy, fostering a culture of teamwork and continuous improvement across all levels of JetBlue. Our executive compensation program is designed to align with JetBlue's long-term success by placing a substantial portion of total compensation at risk.

For our named executive officers, total target compensation is directly tied to JetBlue's performance, ensuring that payouts depend on the achievement of ambitious financial, operational, and customer service goals, which ultimately drive value for our

stockholders. This structure not only drives accountability but also supports our ability to attract, retain, and motivate top talent to lead the Company forward.

The Compensation Committee establishes challenging performance goals under our annual and long-term incentive plans to drive JetBlue's business strategy and maximize value for our stockholders. This disciplined approach ensures that compensation outcomes reflect both company performance and stockholder returns, reinforcing our strong pay-for-performance culture.

2024 COMPENSATION PAY MIX AT TARGET*





In 2024, JetBlue experienced key leadership transitions, including executive promotions and departures. The Compensation Committee reviewed and approved the following changes:

- Ms. Geraghty was promoted to Chief Executive Officer effective February 12, 2024, and her annual incentive target increased from 150% to 175% of base salary.

- Mr. St. George rejoined JetBlue as President effective February 26, 2024, and his annual incentive target was set at 125% of base salary pursuant to his offer letter.

- Mr. Christie was promoted to Chief Operating Officer effective February 12, 2024, and his annual incentive target was set at 90% to reflect his expanded responsibilities.

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*   *The compensation for 2024 is reported in the Summary Compensation Table at page 60. This includes target compensation, defined as base salary, target bonus and target long term incentives. Other NEOs includes an average of base salary, target bonus and target long term incentives for Marty St. George, Ursula Hurley, Warren Christie and Carol Clements.*

**   *Does not include Mr. Hayes' compensation. Mr. Hayes, our former Chief Executive Officer, left JetBlue on February 12, 2024.*

***   *Does not include Mr. Nelson's compensation. Mr. Nelson, our former General Counsel and Corporate Secretary, left JetBlue on August 5, 2024.*

Compensation Consultant

The Compensation Committee is authorized to retain and terminate the services of compensation consultants, legal counsel or other advisors to the Compensation Committee and to approve the engagement of any such consultant, counsel or other advisor, to the extent it deems necessary or appropriate after specifically analyzing the independence of any such advisor. The Chair of the Compensation Committee reports the Compensation Committee's actions and recommendations for the previous quarter to the full Board at the next regularly scheduled Board meeting.

The Compensation Committee engaged the services of Pay Governance as its independent compensation consultant on matters of executive compensation for 2024. Pay Governance also evaluates compensation for non-employee directors, compensation of other levels of senior leadership, and equity compensation programs generally. For 2024, the Compensation Committee assessed the independence of Pay Governance pursuant to the SEC and Nasdaq rules and determined that no conflict of interest exists that would prevent Pay Governance from independently advising the Compensation Committee.

As discussed below under "Peer Competitive Group Survey—Market Assessment," Pay Governance provided the Company and the Compensation Committee with compensation data regarding the companies in our competitor peer group. Along with the other factors cited above, the Company used this data to develop its recommendations to the Compensation Committee for 2024 compensation levels for executives other than the CEO. The Compensation Committee then recommended CEO compensation changes to the Board. Pay Governance also provided suggestions on the design of the annual cash and long-term incentive awards that were used in 2024, and for the long-term performance-based incentive program, including the performance measures and weightings, the factors for the Compensation Committee to review when determining discretionary adjustment to payout of performance-based awards, and the general range of such discretionary adjustment. Pay Governance reports directly to the Compensation Committee and all services performed by Pay Governance were under the direction of the Compensation Committee.

Competitive Peer Group Survey – Market Assessment

Prior to the start of 2024, the Compensation Committee reviewed a report on the Company's senior executive compensation programs, which incorporated data provided by Pay Governance. Pay Governance collected compensation data from the companies in our competitor peer group, as well as similarly-sized general industry companies. Pay Governance used a combination of peer group proxy and general industry survey data to develop the competitive market. The current general industry reference group continues to place greater emphasis on consumer-oriented companies, reflecting the role of customer service in JetBlue's success.

Our competitor peer group consists of the following U.S. airlines:

- Delta Air Lines, Inc.
- American Airlines Group Inc.
- United Airlines Holdings, Inc.
- Southwest Airlines Co.
- Alaska Air Group, Inc.
- Spirit Airlines, Inc.
- Frontier Group Holdings, Inc.
- Hawaiian Holdings, Inc.*

* *Hawaiian Holdings, Inc. was acquired by Alaska Air Group, Inc. on September 18, 2024 and will no longer be included in our competitor peer group going forward.*

These companies, like JetBlue, are airlines with significant revenue and with significant operations employing a large number of individuals and operating a large number of aircraft in our competing markets. We believe this group provides a reasonable point of comparison to assist in our assessment of our compensation programs.

We recognize that this peer group has limitations from a statistical perspective given the limited number of airline peer companies and the wide variation in size. As a result, the Compensation Committee uses the competitive data as a reference point to monitor the compensation practices of these competitors. This data was not the sole determining factor in executive compensation decisions. Instead, as described above, it was one of many factors reviewed by the Compensation Committee as part of their assessment. The Compensation Committee also considers the Company's Northeast location, route network, cost structure, and size relative to other airlines; however, we do not rely on this information to target any specific pay percentile for our executive officers. While we do not target a particular level of compensation within the peer group, the data is used primarily to ensure that our executive compensation program as a whole is competitive when the Company achieves its targeted performance levels. While we do not target a specific market percentile ranking for the individual compensation elements that comprise total direct compensation, we review each element to ensure it is reasonable relative to our peer group. We aim to position pay to maintain our competitive cost advantage versus our peer group and recognize we compete in the same talent pool as some of the peer competitors which are significantly larger and more mature than we are.

Consistent with our compensation objectives discussed above, we incorporate flexibility into our compensation programs and in the executive assessment process to respond to, and adjust for, changes in the business and economic environment and individual accomplishments, performance and circumstances. The Compensation Committee expects to continue to adjust relevant pay levels on a go forward, measured basis, contingent on corporate and individual performance in future years.

Best Practices in Compensation Governance

Our executive compensation program aligns with corporate governance principles and follows transparent, leading compensation practices. The chart below outlines the key policies and practices that we believe are essential for driving company performance while managing risk, along with those we intentionally avoid.

WE DO	WE DO NOT
✓ Emphasize performance-based, at risk pay	⊗ No tax gross ups in plans or arrangements
✓ Apply rigorous, stockholder-aligned performance objectives for executive cash incentive award payments	⊗ No repricing without stockholder approval
✓ Consider risk in our executive compensation program	⊗ No executive-only retirement benefits
✓ Compensation Committee engages an independent consultant	⊗ No evergreen provisions in our equity incentive plans
✓ Have executive stock ownership guidelines (including 6x base salary for CEO)	⊗ No excessive perquisites
✓ Have director stock ownership requirements	⊗ No guaranteed annual cash incentive awards
✓ Grant equity awards with one year minimum vesting, with the majority vesting over three years	⊗ No hedging or pledging of JetBlue securities
✓ Maintain an executive compensation clawback policy, which includes recoupment and forfeiture provisions required under applicable law	⊗ No single-trigger change in control provisions in our equity incentive plans
✓ Use a structured approach to CEO performance evaluation and related compensation decisions	
✓ Emphasize a transparent and just culture	
✓ Review share utilization annually	
✓ Devote significant time to leadership succession and leadership development efforts	
✓ Limit executive perquisites; executive health and welfare benefits are same as other salaried crewmembers	
✓ Cap our incentive plans at 200% of target	
✓ Use multiple metrics with little overlap to avoid "feast or famine" payout situations	

Compensation Program Design

We believe that a significant amount of our NEO compensation should be at risk and tied to the Company's performance. Our cash incentive and equity compensation goals are designed to drive business objectives that we believe further our long-term goals and create sustainable long-term stockholder value. For 2024, our executive compensation program consisted of the following elements:

Elements of Compensation

Type	Compensation Component	Description
FIXED	Base Salary	Provides a competitive yet reasonable fixed level of compensation to attract and retain high-caliber executive talent in a competitive market. Ensures stability and continuity in leadership, which is critical to executing long-term strategic initiatives that drive stockholder value. Base salary is set at levels necessary to recruit and retain top executives while remaining a modest portion of total compensation, ensuring that the majority of pay is tied to performance.
AT RISK	Annual Cash Incentive	Rewards executives for achieving rigorous operational, financial, and individual performance goals that are aligned with stockholder value creation. Payouts are contingent on meeting predefined performance metrics, ensuring that executive compensation is directly tied to both short-term results and long-term sustainable growth.
	Restricted Stock (RSUs)	A long-term incentive that generally vests in three equal installments over a three-year period to promote executive retention and alignment with stockholder interests. RSUs encourage sustained commitment to the Company's success and require executives to maintain ownership over time, reinforcing long-term value creation. This component provides stability within the equity program, balancing the more performance-sensitive nature of PSUs.
	Performance-Based Stock (PSUs)	A long-term incentive that vests in full after a three-year performance period, contingent on achieving predefined financial and operational performance goals. PSUs directly tie executive compensation to company performance, ensuring that payouts are aligned with long-term stockholder value creation. No vesting occurs unless performance metrics are met, reinforcing a strong pay-for-performance culture.

Other Compensation and Benefits

- Our NEOs participate in the same health and welfare benefit plans as those available to all full-time crewmembers, including medical, dental, life insurance, and disability benefits.
- Our NEOs are also eligible to participate in our 401(k) retirement plan, which is open to all crewmembers, and they do not participate in any supplemental retirement plans.
- Our NEOs are entitled to certain severance benefits, including under our Executive Change in Control Severance Plan, which are designed to ensure stability during leadership transitions and align with market best practices.
- We provide limited perquisites, including space-available flight privileges for all crewmembers and for our NEOs consistent with airline industry norms, including positive-space flight privileges for executive officers and their immediate family members, potential relocation assistance available to employees at the supervisor level and above, and a biennial wellness physical for executives. Our benefits program is designed to be market-competitive while maintaining a disciplined and stockholder -aligned approach.

Base Salary

The Compensation Committee annually reviews the base salaries of the NEOs and adjusts them as needed to maintain market competitiveness and ensure alignment with evolving responsibilities. Based on these factors and input from its independent compensation consultant, the Compensation Committee approved the following base salary adjustments for 2024:

- Ms. Geraghty was promoted to Chief Executive Officer effective February 12, 2024, and her base salary was increased from $650,000 to $700,000 to reflect her expanded responsibilities.

- As part of our regular market assessment, Ms. Hurley's base salary was increased to from $575,000 to $600,000 to ensure continued alignment with competitive benchmarks.

- Mr. St. George rejoined JetBlue as President effective February 26, 2024, and his base salary was $625,000 pursuant to his offer letter.

- Mr. Christie was promoted to Chief Operating Officer effective February 12, 2024, and his base salary was increased from $480,000 to $530,000.

- No adjustments were made to Ms. Clement's base salary of $530,000.

- Prior to their departure, Mr. Hayes' base salary was $725,000 and Mr. Nelson's base salary was $550,000. Their base salary was prorated through their respective dates of departure, and they did not receive any salary increase prior thereto.

Annual Incentive Plan

Our annual incentive plan is our annual cash bonus program that was adopted by the Compensation Committee in early 2024 and continued to follow the first-half (1H) and second-half (2H) measurement structure, which was originally designed to accommodate the anticipated integration with Spirit Airlines. Following the Say-on-Pay (SOP) vote, the Committee proactively capped the 2024 annual incentive payout at 100% to reinforce pay-for-performance alignment. In further consideration of feedback received through stockholder engagement, the Company has adopted a 2025 annual incentive plan that reverts to a single, full-year measurement period. This change reflects the Company's commitment to aligning executive compensation with long-term business performance and stockholder expectations.

Our 2024 incentive program was designed to align executive compensation with company performance and stockholder value creation. The program rewarded executives for achieving key financial, operational, and individual performance objectives that drive JetBlue's success. The Compensation Committee sets performance goals it considers to be rigorous, aligned with our strategic priorities, and reflective of industry conditions.

The 2024 annual incentive program was structured so that 75% of the award is based on financial and operational metrics, reinforcing accountability for company-wide performance, while the remaining 25% was tied to individual performance, recognizing leadership, strategic contributions, and role-specific objectives. If the annual incentive target (as a percentage of base salary) changes during the year due to promotion, the full-year payout is either prorated based on the target applicable to each position or paid based on the revised target for the full year at the discretion of the Compensation Committee.

The table below outlines the approved target annual incentive award opportunity for each NEO as a percentage of their base salary for 2024:

NEO[1]	2024 Target Annual Incentive Award Opportunity (% of Salary)
Joanna Geraghty – Chief Executive Officer	175
Martin St. George – President	125
Ursula Hurley – Chief Financial Officer	110
Warren Christie – Chief Operating Officer	90
Carol Clements – Chief Digital and Technology Officer	70

(1) Mr. Hayes' 2024 Annual Incentive target for the period he served as CEO was 200% of his base salary. Mr. Nelson's 2024 Annual Incentive target was 80% of his base salary.

The Compensation Committee has the discretion to adjust the formulaic funding of the annual incentive program upward or downward by up to 35%, including the ability to reduce payouts to 0%, based on qualitative and quantitative factors such as financial performance, operational efficiency, and stockholder returns, alongside qualitative considerations, including leadership effectiveness, strategic execution, and talent retention.

While the Compensation Committee did not apply any discretionary adjustment following the end of the performance period in 2024, in June 2024, following the termination of the Spirit merger, the Compensation Committee approved capping the full-year payout at 100% of target to ensure a stronger alignment between pay and performance, taking into account the overall operating environment.

Financial and Operational Metrics

At the start of 2024, we established our operational and financial goals with the anticipated JetBlue-Spirit merger in mind, which led to the implementation of distinct measurement periods for the first and second halves of the year (H1 and H2). The split year measurement period was implemented with the underlying assumption that post-merger we would revise the applicable performance metrics based on a combined company. In light of the fact that the merger was not consummated, and after receiving direct feedback from stockholders, the Compensation Committee approved a return to a full year measurement period.

The financial and operational measures for the year included Absolute Pre-Tax Margin, Controllable Costs, and Customer Index. The customer index comprised of three key metrics, including controllable service delivery ("Crewmember WOW"), on-time performance, and completion factor. Absolute Pre-Tax Margin, Controllable Costs and Crewmember WOW goals were set and measured for each half. On-time performance and completion factor goals were set at the beginning of each half by month and measured each month. A simple average of the monthly performance results was then calculated at the end of each half to determine the final payout percentage. The payout range for each metric was 0%–200%.

Performance Measure	Description	Weighting
Absolute Pre-Tax Margin[1]	Measures the Company's profitability before taxes, reflecting overall financial health and operational efficiency. A key indicator of JetBlue's ability to generate earnings while managing expenses and revenue growth.	25.00%
Controllable Costs[2]	Evaluates the Company's ability to effectively manage operating expenses within its control, excluding external factors such as fuel costs. This measure ensures financial discipline and cost efficiency to support long-term sustainability.	25.00%
Customer Index[3]	Assesses overall customer satisfaction and service performance, incorporating metrics such as Crewmember WOW, On-Time Performance, and Completion Factor. This measure reflects JetBlue's commitment to delivering a superior travel experience, operational reliability, and maintaining strong customer loyalty.	50.00%

(1) Absolute Pre-Tax Margin is a non-GAAP financial measures. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."
(2) Controllable Costs is a financial measure to focus on costs which we can control, unlike fuel, for example, which is subject to external factors. We evaluate Controllable Costs on a year-over-year percentage change basis, with a smaller percentage change being a better result.
(3) Customer Index is a non-financial measure, and is a combined score for Crewmember WOW and on time performance, which are customer satisfaction drivers.

At year-end, management reported achievement of the financial and operational metrics to the Compensation Committee. The Compensation Committee relied on such performance assessment framework to evaluate performance against each metric to determine the final payout of our annual incentive awards.

For H1 2024, the financial and operational metrics performance was as follows:

Metric	Performance Measure Weighting	Threshold	Target Achievement	Maximum	Actual Performance	Payout Percentage	Funding Percentage
Absolute Pre–Tax Margin[1]	12.5%	(10.0%)	(3.5%)	0.1%	(3.2%)	108.3%	**13.5%**
Controllable Costs[2]	12.5%	8.7%	7.8%	6.7%	5.4%	200.0%	**25.0%**
Customer Index[3]	25.0%	Index	Index	Index	–Index	160.5%	**40.2%**
Crewmember WOW	8.33%	36.8	41.6	44.0	43.9	195.8%	
On-Time Performance	8.33%	64.6%	69.8%	75.0%	73.3%	159.1%	
Completion Factor	8.33%	97.3%	98.6%	99.4%	98.7%	126.6%	
TOTAL	**50.0%**						**78.7%**

(1) Absolute Pre-Tax Margin is a non-GAAP financial measures. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."
(2) Controllable Costs is a financial measure to focus on costs which we can control, unlike fuel, for example, which is subject to external factors. We evaluate Controllable Costs on a year-over-year percentage change basis, with a smaller percentage change being a better result.
(3) Customer Index is a non-financial measure, and is a combined score for Crewmember WOW and on time performance, which are customer satisfaction drivers.

For H2 2024, the financial and operational metrics performance was as follows:

Metric	Performance Measure Weighting	Threshold	Target Achievement	Maximum	Actual Performance	Payout Percentage	Funding Percentage
Absolute Pre–Tax Margin[1]	12.5%	(6.0%)	(1.4%)	4.7%	(3.3%)	58.7%	**7.3%**
Controllable Costs[2]	12.5%	9.5%	6.3%	5.3%	7.8%	45.2%	**5.7%**
Customer Index[3]	25.0%	Index	Index	Index	Index	160.4%	**40.1%**
Crewmember WOW	*8.33%*	*37.0*	*43.0*	*46.1*	*46.5*	*200%*	
On-Time Performance	*8.33%*	*64.7%*	*70.1%*	*75.1%*	*75.5%*	*151.2%*	
Completion Factor	*8.33%*	*97.1%*	*98.3%*	*99.0%*	*98.6%*	*129.9%*	
TOTAL	**50.0%**						**53.1%**

(1) *Absolute Pre-Tax Margin is a non-GAAP financial measures. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."*
(2) *Controllable Costs is a financial measure to focus on costs which we can control, unlike fuel, for example, which is subject to external factors. We evaluate Controllable Costs on a year-over-year percentage change basis, with a smaller percentage change being a better result.*
(3) *Customer Index is a non-financial measure, and is a combined score for Crewmember WOW and on time performance, which are customer satisfaction drivers.*

Based on the above the calculated funding percentage based on financial and operational performance was 131.8%.

For 2025, we have implemented a full-year measurement period rather than H1/H2 as set forth above.

Individual Performance

NEOs' performance against individual goals is a key component of the annual incentive award. The CEO evaluates the performance of the other NEOs based on a combination of objective criteria, self-evaluations, and a subjective assessment that considers both the level of difficulty and the enterprise-wide impact of their goals. The Compensation Committee then reviews the CEO's assessment and determines the final payouts for each NEO. For the CEO, the Compensation Committee conducts its own evaluation and recommends the final payout to the Board.

In the interest of transparency with stockholders, the table below highlights the key accomplishments of each NEO, reinforcing our commitment to accountability, performance-driven leadership, and responsible compensation practices.

NEO	2024 Individual Goals Assessment
Joanna Geraghty Chief Executive Officer	Ms. Geraghty successfully led JetBlue through a period of significant transformation, steering the organization following the Department of Justice's decision to block the Spirit merger. She quickly pivoted the Company to an organic growth strategy, JetForward, which established four strategic building blocks: building reliable and caring service, becoming the best East Coast leisure network, creating products and perks that customers value, and securing JetBlue's financial future. In addition to defining JetBlue's strategic focus, she prioritized strengthening the leadership team, acting with precision to ensure the right leaders were in place to execute JetForward effectively.
Marty St. George President	Mr. St. George returned to JetBlue in 2024 and has focused on optimizing the Company's route network by prioritizing high-margin routes to enhance profitability. He collaborated with the loyalty team to successfully launch JetBlue's new premium credit card in the first quarter of 2025, providing customers with enhanced benefits while driving incremental revenue. Additionally, he has initiated the development of JetBlue's first-ever domestic first-class product to better compete in the evolving airline market and meet growing customer demand for premium travel options.
Ursula Hurley Chief Financial Officer	Ms. Hurley played a critical role in managing JetBlue's financial strategy, successfully driving down controllable costs while ensuring continued investment in strategic initiatives. She successfully executed a debt facility to strengthen the Company's liquidity position and enable key capital investments in support of JetForward. Her leadership has been instrumental in ensuring JetBlue remains financially positioned for long-term growth and stability.
Warren Christie Chief Operating Officer	Mr. Christie has led significant operational improvements across JetBlue, focusing on creating a safe and more efficient workforce while enhancing the Company's overall reliability. His leadership has directly contributed to increased operational performance, resulting in an upward trend in JetBlue's Net Promoter Score (NPS). Additionally, under his direction, JetBlue improved its ranking among U.S. airlines in the Wall Street Journal's annual assessment, reflecting stronger performance and an enhanced customer experience.
Carol Clements Chief Digital & Technology Officer	Ms. Clements has successfully executed JetBlue's technology strategy, driving key digital enhancements that improve both customer service and internal operational efficiency. She has strengthened the Company's technology infrastructure, ensuring that JetBlue's crew members have the necessary tools and support to provide an elevated customer experience. Her leadership in advancing digital initiatives has further reinforced JetBlue's ability to enhance service capabilities and streamline operations.

2024 Annual Incentive Payout

As discussed above, the 2024 annual incentive plan was structured so that 75% of the award is based on financial and operational metrics, while the remaining 25% was tied to individual performance.

The Compensation Committee determined that all NEO bonuses would be capped at 100%, covering both the financial and operational metrics as well as the individual performance portion of the annual cash incentive award.

Summarized in the table below is the calculation and final award amounts for the 2024 Annual Incentive Plan, along with a downward adjustment to the total amount due to the cap of 100% of target set by the Compensation Committee.

NEO[3]	Base Salary ($)	Target Award (as a % of Base Salary)	Target Award ($)	Financial and Operational		Individual Performance		Calculated Bonus	Downward Adjustment due to Bonus Cap ($)	2024 Annual Incentive Award ($)
				Achievement	Weighting	Achievement	Weighting			
Ms. Geraghty[1]	700,000	172%	1,204,000	131.8%	75.0%	100%	25%	1,491,154	(287,154)	1,204,000
Mr. St. George[2]	625,000	125%	781,250	131.8%	75.0%	100%	25%	967,578	(186,328)	781,250
Ms. Hurley	600,000	110%	660,000	131.8%	75.0%	100%	25%	817,410	(157,410)	660,000
Mr. Christie	530,000	90%	477,000	131.8%	75.0%	100%	25%	590,765	(113,765)	477,000
Ms. Clements	530,000	70%	371,000	131.8%	75.0%	100%	25%	459,484	(88,484)	371,000

(1) Ms. Geraghty's bonus was prorated based on time spent at her previous bonus target of 150% and time spent at her new bonus target of 175%, in connection with her promotion.

(2) Per the terms of Mr. St. George's offer letter, his annual cash incentive award for 2024 would be no less than target and is not subject to pro-ration.

(3) Pursuant to his transition agreement, Mr. Hayes was eligible to receive a prorated portion of his 2024 Annual Incentive Award, which was forfeited due to his early termination of his transition agreement. As part of Mr. Nelson's separation agreement, he received a prorated portion of his 2024 Annual Incentive Award in the amount of $393,208, calculated based on the average of a two-year lookback of prior annual incentive awards.

While the payout of annual target incentive awards for the NEOs were capped at 100% of target, we recognize the extraordinary efforts of the leadership team during a challenging year that included a CEO transition, litigation with the Department of Justice regarding the future of the proposed JetBlue-Spirit merger, and the strategic pivot to JetBlue's organic growth plan, JetForward.

Long Term Incentives

All elements of our long-term incentive (LTI) program for our NEOs are designed to reinforce sustained performance by either vesting over a multi-year period or being tied to long-term performance measures. Our LTI awards directly align NEO interests with stockholder interests by rewarding the achievement of long-term performance goals and increased in stockholder value. These LTI awards are a critical tool in our ability to attract, retain, and motivate top talent for leadership positions within the Company.

We use a mix of Restricted Stock Units (RSUs) and Performance Stock Units (PSUs) to ensure a balance between retention and performance-based incentives. RSUs are granted with a three-year service based vesting period to encourage retention and long-term commitment. PSUs are earned over a three-year performance period based on pre-defined financial and strategic goals, ensuring pay is directly tied to long-term value creation.

The target LTI opportunity for each NEO is determined based on their role and responsibilities, as outlined in the table below. Actual awards may range from 0% to 200% of target, based on an assessment of individual performance conducted by the Compensation Committee and the CEO. The number of PSUs earned at the end of the three-year performance period will vary based on actual performance against the pre-defined goals. Awards will be delivered in Company common stock, subject to Compensation Committee certification of performance outcomes.

NEO[2]	2024 Target Long Term Incentive ($)	2024 LTI Award In RSUs ($)	2024 LTI Award In PSUs ($)	2024 Total LTI Award ($)
Joanna Geraghty	3,250,000	1,868,750	1,868,750	3,737,500
Martin St. George[1]	2,000,000	1,000,000	1,000,000	2,000,000
Ursula Hurley	2,000,000	1,150,000	1,150,000	2,300,000
Warren Christie	1,200,000	690,000	690,000	1,380,000
Carol Clements	1,000,000	632,500	517,500	1,150,000

(1) Mr. St. George was hired in 2024, and pursuant to his offer letter, his target LTI award for 2024 was $2,000,000.

(2) Mr. Hayes retired in 2024 and did not receive an annual LTI award, the target of which was $3,500,000. In connection with his departure, Mr. Hayes received $750,000 in RSUs pursuant to his transition agreement, which is further discussed in the Summary Compensation Table. Mr. Nelson was employed through the annual grant cycle and left JetBlue after the grant date. His 2024 target LTI was $1,300,000. Pursuant to his separation agreement, 40,846 RSUs would continue to vest in accordance with their original vesting schedule following his separation, and the remaining RSUs and PSUs were forfeited.

Time Based Restricted Stock Units

The 2024 LTIP provides that RSUs will vest in three equal installments on each anniversary of the grant date, subject to continued employment through the applicable vesting dates. The value of a NEO's RSUs will depend on the share price of JetBlue stock when the RSUs vest. For the number of RSUs granted under the 2024 LTIP, please see "Grants of Plan-Based Awards" on page 61 of this proxy statement.

Performance Stock Units

For the 2024-2026 performance period, the Company's long-term incentive (LTI) program is designed to reinforce financial discipline, cash flow generation, and stockholder alignment. The PSU metrics for this performance period include:

Metric	Weighting	Description
Absolute Pre-Tax Margin*	50%	Reinforces the importance of sustained profitability and financial strength over the performance period, ensuring a disciplined approach to managing costs and driving earnings growth.
Free Cash Flow*	25%	Ensures a focus on cash generation, enabling continued investment in strategic priorities while maintaining financial flexibility.
Relative Total Shareholder Return (TSR)	25%	Strengthens the connection between executive compensation and stockholder value creation by measuring JetBlue's TSR performance relative to industry peers over the three-year period. To reinforce pay-for-performance, Relative TSR payouts are capped at 100% of target when absolute TSR is negative over the three-year performance period.

*   Absolute Pre-Tax Margin and Free Cash Flow are non-GAAP financial measures. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."

As part of this updated framework, for the 2024-2026 performance period, we removed the ESG Performance Index and replaced it with Relative TSR. We believe the addition of Relative TSR enhances pay-for-performance alignment, ensuring that executive incentives are directly tied to stockholder returns and long-term value creation. Relative TSR will be measured against a minimum threshold at the 25th percentile, target at the 50th percentile, and maximum at the 90th percentile. While we will disclose our Relative TSR goals, we will not be disclosing the specific targets for other performance metrics due to their competitively sensitive nature.

The number of PSUs earned at the end of the three-year performance period will vary based on actual performance against these metrics. The earned PSUs will be settled in Company common stock following the completion of the three-year period, subject to performance certification by the Compensation Committee. PSU payouts for the 2024 grant cycle may range from 0% to 200% of the target award, depending on performance against the pre-established corporate goals as discussed above.

Vesting of 2022 Performance Cash Awards

In July 2022, the Compensation Committee approved grants of PCAs, subject to a three-year performance period. The 2022-2024 performance cycle completed on December 31, 2024, but vesting remained subject to certification of performance results by the Compensation Committee.

The metrics for the 2022 PCAs were Absolute Pre-Tax Margin, Relative Pre-Tax Margin and an ESG index, weighted at 50%, 25% and 25%, respectively. Depending upon actual Company performance relative to these performance goals, the exact payout may range from 0 to 200% of the target award.

The Company has not awarded any PCAs since 2022 and does not intend to issue new PCAs, as the circumstances that triggered these awards are over.

A further description of the performance goals is summarized in the table below:

Metric	Weighting	Description & Components
Absolute Pre-Tax Margin*	50%	Measures JetBlue's profitability before taxes, ensuring a disciplined approach to financial performance and cost management over the performance period. Strong Absolute Pre-Tax Margin performance reinforces JetBlue's ability to generate sustainable earnings and manage industry volatility.
Relative Pre-Tax Margin	25%	Assesses JetBlue's Pre-Tax Margin performance compared to a peer group of other airlines, including Delta, American, Southwest, United, Alaska, Spirit and Frontier, reinforcing the importance of industry competitiveness. For purposes of the 2022 PCAs, Hawaiian Holdings Inc. was removed from the peer group following its acquisition by Alaska Air Group, Inc. on September 18, 2024.
ESG Index	25%	Evaluates progress on key sustainability and corporate responsibility initiatives that support JetBlue's long-term strategy.

* Absolute Pre-Tax Margin is a non-GAAP financial measure. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."

At the conclusion of the performance period, the Compensation Committee calculated the Company's performance relative to these goals during the three-year performance period to determine the vesting percentage for the 2022 PCAs. The following table summarizes the performance results with respect to each of the performance measures applicable to the 2022 LTIP PCA grants.

Metric	Weight	Period	Threshold	Target	Maximum	Achievement	Performance	Payout
Absolute Pre–Tax Margin	50%	2022	(9%)	(6%)	(3%)	(3.4)%	186.7%	**31.1%**
		2023	1%	6%	8%	(1.5)%	0%	**0%**
		2024	2%	8%	10%	(8.8)%	0%	**0%**
Relative Pre-Tax Margin	25%		(3 pts.)	0.3 pts	3 pts.	(4.5)%	0%	**0%**
ESG Index	25%		Index	Index	Index	Index	123.7%	**30.9%**
Sustainable Aviation Fuel Goal	6.25%		4.9M Gallons	8.6M Gallons	12.3M Gallons	9.3M Gallons	118.9%	**7.4%**
Emissions Goal	6.25%		7.8%	9.8%	11.8%	7.1%	0%	**0.0%**
Supplier Engagement	6.25%		2.0%	5.0%	8.0%	44.0%	200.0%	**12.5%**
Talent Pipeline and Development	6.25%		45.0%	60.0%	75.0%	71.4%	176.0%	**11.0%**
TOTAL	**100.0%**							**62.0%**

* Absolute Pre-Tax Margin is a non-GAAP financial measure. Please refer to Appendix A "Regulation G Reconciliation of Non-GAAP Financial Measures."

Based the performance noted above, the table below summarized the award values at grant, the payout percentage and the final award amount for each NEO.

NEO[1]	Award Value at Grant ($)	Payout Percentage	Final Award Amount ($)
Joanna Geraghty	1,150,000	62%	713,000
Ursula Hurley	800,000	62%	496,000
Warren Christie	150,000	62%	93,000
Carol Clements	300,000	62%	186,000

(1) Mr. Hayes retired in 2024. Upon his retirement, he was eligible to receive a prorated portion of the award, which was paid out at 62%, equaling a final award amount of $850,214. Mr. Nelson left JetBlue and was not eligible for retirement under the terms of the award, and therefore, he forfeited the full amount.

2024 Target Total Direct Compensation

The table below summarizes the Compensation Committee-approved 2024 target total direct compensation for the NEOs described above, which excludes non-recurring items such as sign-on awards:

NEO[1]	2024 Base Salary ($)	2024 Target Annual Incentive (as % of base salary)	2024 Target Annual Incentive ($)	2024 LTI Target ($)	2024 LTI Target (in RSUs) ($)	2024 LTI Target (in PSUs) ($)	2024 Target Total Direct Compensation ($)
Joanna Geraghty	700,000	175%	1,225,000	3,250,000	1,625,000	1,625,000	5,175,000
Martin St. George	625,000	125%	781,250	2,000,000	1,000,000	1,000,000	3,406,250
Ursula Hurley	600,000	110%	660,000	2,000,000	1,000,000	1,000,000	3,260,000
Warren Christie	530,000	90%	477,000	1,200,000	600,000	600,000	2,207,000
Carol Clements	530,000	70%	371,000	1,000,000	550,000	450,000	1,901,000

(1) Mr. Hayes 2024 Target Total Direct Compensation while serving as CEO was $5,675,000. Mr Nelson's 2024 Target Total Direct Compensation was $2,290,000 prior to his separation.

Sign-On Award

In connection with his appointment, Mr. St. George received a sign-on cash bonus with a total target value of $500,000, which is designed to align his interests with stockholders and incentivize long-term performance. The bonus is paid in two equal installments, with the first paid on April 5, 2024, and the second within 30 days after the first anniversary of his start date. The award is subject to clawback if Mr. St. George is not actively employed through February 15, 2026 or does not meet applicable performance goals.

Other Compensation Policies and Information

All Other Compensation

Perquisites and Other Personal Benefits

We offer limited perquisites and other personal benefits to our NEOs. These include life insurance premiums, executive physicals, and positive space flight benefits, all of which are provided more broadly than to our executive officers. The Compensation Committee believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs.

JetBlue also provides 401(k) matching contributions to all employees participating in our 401(k) plan, including the NEOs. See "Summary Compensation Table".

Post-Employment Benefits

To promote retention and recruiting, we also offer limited arrangements that provide certain post-employment benefits in order to alleviate concerns that may arise in the event of a crewmember's separation from service with us and enable crewmembers to focus on Company duties while employed by us.

- *Severance Benefits*. Our NEOs are eligible to receive severance payments and benefits under the JetBlue Airways Corporation Severance Plan (the "Severance Plan") if they incur certain qualifying terminations from employment under the Severance Plan. In addition, in the event of a change in control, post-employment severance benefits for our NEOs are provided through our Executive Change in Control Severance Plan (the "Executive Change in Control Plan") and our Omnibus Plan, as applicable. Our Executive Change in Control Plan is intended to ensure stability within the Company during a period of uncertainty resulting from the possibility of a change in control of the Company by providing incentives for certain designated crewmembers, including our NEOs, to remain in our employ. Certain of our executive officers have arrangements pursuant to which they will receive certain flight privileges following certain qualifying terminations from employment. See "Potential Payments Upon Termination or Change in Control".

- *Retirement Benefits*. Our executive officers may participate in our 401(k) defined contribution retirement plan provided to substantially all other U.S. crewmembers and do not receive special retirement plans or benefits. For our executive officers as well as all other participating crewmembers, we match crewmember contributions under this plan 100% up to 5% of eligible earnings (for 2024, the matching contribution for each NEO was $17,250, as reported in the Summary Compensation Table below), subject to all applicable regulatory limits, and the match cliff vests after three years of employment. Our award agreements under the Omnibus Plan generally include retirement provisions for retirement eligible crewmembers, which provide for continued vesting of RSUs, and prorated continued vesting of PCAs and PSUs.

Tax Considerations

As described in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the tax deduction for annual compensation of each of our NEOs is limited to $1 million. Although the Compensation Committee considers the impact of Section 162(m), it believes that stockholder interests are best served by not restricting the Compensation Committee's discretion and flexibility in crafting the Company's executive compensation program, even if non-deductible compensation expenses could result.

Other provisions of the Code can also affect compensation decisions. Under Sections 280G and 4999 of the Code, a 20% excise tax is imposed upon certain individuals who receive payments in connection with a change in control if the payments received by them equal or exceed an amount generally approximating 3x their average annual compensation. The excise tax may be imposed on all such payments generally exceeding 1x an individual's average annual compensation. A company will also lose its tax deduction for such "excess parachute payments." In approving the compensation arrangements for our NEOs, the Compensation Committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the Compensation Committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the "Compensation Discussion and Analysis". Based on such review and discussion, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The Compensation Committee of JetBlue:
Teri McClure (Chair)
Peter Boneparth
Sarah Robb O'Hagan
Vivek Sharma
Thomas Winkelmann

SUMMARY COMPENSATION TABLE

The following table provides certain information concerning the compensation for services rendered to us during the years ended December 31, 2024, 2023, and 2022 by our named executive officers:

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Non-Equity Incentive Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Joanna Geraghty	2024	694,508	385,417	3,737,498	1,917,000	22,885	6,757,308
Chief Executive Officer	2023	647,917	1,724,917	5,574,982	1,018,200	27,981	8,993,997
	2022	620,000		849,992	979,500	18,676	2,468,168
Marty St. George[5]	2024	531,250	250,000	1,999,986	781,250	25,180	3,587,666
President							
Ursula Hurley	2024	597,917	591,667	2,299,993	1,156,000	36,999	4,682,576
Chief Financial Officer	2023	498,667	1,925,267	3,374,982	600,500	44,746	6,444,162
	2022	306,417			175,000	41,912	523,329
Warren Christie	2024	524,507	331,000	1,379,993	570,000	26,276	2,831,776
Chief Operating Officer							
Carol Clements	2024	530,000	175,000	1,149,992	557,000	20,177	2,432,169
Chief Digital and Technology Officer	2023	528,750	—	1,774,996	387,500	28,255	2,719,501
	2022	513,750	—	599,990	411,000	200,213	1,724,953
Robin Hayes[6]	2024	79,640	566,667	749,997	850,124	203,067	2,449,496
Former Chief Executive Officer	2023	722,917	3,060,867	5,449,979	1,514,200	31,962	10,779,925
	2022	693,750	—	1,299,995	1,429,000	34,529	3,457,274
Brandon Nelson [7]	2024	325,000	429,167	1,494,992	393,208	259,901	2,902,268
Former General Counsel and Corporate Secretary	2023	530,833	1,306,267	2,587,486	459,500	27,232	4,911,318
	2022	468,333	—	149,986	350,000	38,447	1,006,766

(1) Compensation reported for 2024 under this column consists of pandemic era retention awards (RAs) and Spirit-related transaction incentive awards (Spirit RAs) paid during 2024 to all NEOs (except Mr. St. George) as follows: Ms. Geraghty - $110,417 RA and $275,000 Spirit RA, Ms. Hurley - $216,667 RA and $375,000 Spirit RA, Mr. Christie - $331,000 RA, Ms. Clements - $175,000 Spirit RA, Mr. Hayes - $66,667 RA and $500,000 Spirit RA and Mr. Nelson - $116,667 RA and $312,500 Spirit RA. For Mr. St. George, compensation reported for 2024 under this column includes 50% of his performance-based sign on bonus, which was paid to him on April 5, 2024 and subject to clawback if he is not actively employed through February 15, 2026 or does not meet applicable performance goals. For more information of Mr. St. George's sign-on bonus, please see "Compensation Discussion & Analysis — Compensation Program Design — Sign-On Award" above. The Annual Cash Incentive Awards are reported under the "Non-Equity Incentive Compensation" column.

(2) Represents the grant date fair value of RSUs based on JetBlue's closing stock price on the day preceding the grant date. The RSUs reported here, granted in 2024, include the RSUs granted based on the individual's and Company's performance in 2023. The PSUs granted in 2024 are reported based on performance at target, but, if maximum performance levels are attained, the grant date fair values for the PSUs granted in 2024 would be as follows: Ms. Geraghty–$3,737,499, Mr. St. George–$1,999,986, Ms. Hurley–$2,300,000, Mr. Christie–$1,379,994, Ms. Clements–$1,034,998 and Mr. Nelson–$1,345,496. One-third of Mr. Nelson's RSUs represented in this table will continue to vest. The remainder of Mr. Nelson's RSUs and PSUs represented in this table were forfeited upon his departure from the Company on November 1, 2024. Pursuant to Mr. Hayes' transition agreement, Mr. Hayes received an award of RSUs with an aggregate grant value of $750,000 vesting in equal installments on each of the first three anniversaries of the date of grant. Please refer to Note 7 on our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, for further discussion related to the assumptions used in our valuation as well as the disclosure of the accounting expense recognized. See the "Grants of Plan-Based Awards" table below for further information on RSUs and PSUs.

(3) Includes annual cash incentive award and payout of the 2022 performance cash award. For more information on the annual cash incentive awards and performance cash awards earned in 2024, see "Compensation Discussion and Analysis— Compensation Program Design — Annual Incentive Plan and Vesting of 2022 Performance Cash Awards" above.

(4) All Other Compensation for 2024 includes $170,514 advisory wages paid to Mr. Hayes, $135,417 advisory wages and $89,583 in salary continuation through 12/31/24 paid to Mr. Nelson, as well as Company 401(k) matching contributions under the JetBlue Airways Corporation Retirement Plan in which all of our crewmembers are eligible to participate, as well as life insurance premiums, positive space flights, and executive physicals, if any. The 401(k) matching contribution in 2024 for each of Mses. Geraghty, Hurley and Clements and Messers. Christie, Hayes and Nelson was $17,250.

(5) Mr. St. George rejoined JetBlue on February 26, 2024. He was not employed by JetBlue during 2023 and 2022.

(6) Mr. Hayes retired from the position of Chief Executive Officer on February 12, 2024 and served as an advisor to JetBlue until June 2, 2024. Compensation included in the "Salary" column above for Mr. Hayes for 2024 includes his salary received during the advisory period, and compensation included in the "Non-Equity Incentive Compensation" column for Mr. Hayes for 2024 includes the prorated payout of his 2022 performance cash award.

(7) Mr. Nelson stepped down as JetBlue's General Counsel and Corporate Secretary on August 5, 2024, and served as an advisor until November 1, 2024. His reported compensation includes earnings from both roles and payments under his separation agreement, including a prorated annual cash incentive bonus. Upon departure, he forfeited his PSUs and a portion of his RSUs with the remainder of his RSUs vesting in accordance with his separation agreement. See the 'Grants of Plan-Based Awards' and 'Outstanding Equity Awards at Fiscal Year End' tables for details on his RSUs and PSUs.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain information concerning individual grants of equity and non-equity plan-based awards made to the NEOs during the fiscal year ended December 31, 2024:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Joanna Geraghty									
RSU	2/22/2024	—	—	—	—	—	—	278,502	$ 1,868,748
PSU	4/22/2024	—	—	—	131,417	262,834	525,668	— $	1,868,750
Annual Cash Incentive	—	$ 612,500	$ 1,225,000	$ 2,450,000	—	—	—	—	—
Martin St. George									
RSU	4/22/2024	—	—	—	—	—	—	140,646	$ 999,993
PSU	4/22/2024	—	—	—	70,323	140,646	281,292	— $	999,993
Annual Cash Incentive	—	$ 390,625	$ 781,250	$ 1,562,500	—	—	—	—	—
Ursula Hurley									
RSU	2/22/2024	—	—	—	—	—	—	171,385	$ 1,149,993
PSU	4/22/2024	—	—	—	80,872	161,744	323,488	— $	1,150,000
Annual Cash Incentive	—	$ 330,000	$ 660,000	$ 1,320,000	—	—	—	—	—
Warren Christie									
RSU	2/22/2024	—	—	—	—	—	—	102,831	$ 689,996
PSU	4/22/2024	—	—	—	48,523	97,046	194,092	— $	689,997
Annual Cash Incentive	—	$ 238,500	$ 477,000	$ 954,000	—	—	—	—	—
Carol Clements									
RSU	2/22/2024	—	—	—	—	—	—	94,262	$ 632,498
PSU	4/22/2024	—	—	—	36,392	72,784	145,568	— $	517,494
Annual Cash Incentive	—	$ 185,500	$ 371,000	$ 742,000	—	—	—	—	—
Robin Hayes[5]									
RSU	2/22/2024	—	—	—	—	—	—	111,773	$ 749,997
Annual Cash Incentive	—	$ 725,000	$ 1,450,000	$ 2,900,000	—	—	—	—	—
Brandon Nelson[6]									
RSU	2/22/2024	—	—	—	—	—	—	122,540	$ 822,243
PSU	4/22/2024	—	—	—	47,310	94,620	189,240	— $	672,748
Annual Cash Incentive	—	$ 220,000	$ 440,000	$ 880,000	—	—	—	—	—

(1) Represents annual cash incentive awards. For the annual cash incentive awards, the amounts shown represent the Threshold, Target and Maximum potential payouts based on multiples of the NEOs' respective base salaries. The performance goals for determining the payouts are described in "Compensation Discussion and Analysis—Compensation Program Design — Annual Incentive Plan" above. Actual payouts are reported in the "Non-Equity Incentive Compensation" column of the Summary Compensation Table.

(2) Represents PSUs granted under our Omnibus Plan in 2024, which will be paid, if at all, based on the Company's performance in years 2024 – 2026 as described further in footnote 3 of the "Outstanding Equity Awards at Fiscal Year-End" Table. The amounts shown represent the Threshold, Target and Maximum number of PSUs that would be earned based on the Company's achievement of the minimum, target and maximum level of performance, respectively, for each of the performance metrics described in the relevant PSU award agreement. Vesting is generally subject to continued employment through the settlement date (except in the case of certain qualifying terminations of employment due to death or disability, retirement, or in the case of a change in control of the Company, as discussed in more detail in "Potential Payments upon Termination or Change in Control" below).

(3) Represents RSUs granted under our Omnibus Plan. The RSUs vest as described in footnote 1 of the "Outstanding Equity Awards at Fiscal-Year End" Table and are generally subject to the NEO's continued employment (except in the case of certain qualifying terminations of employment or in the case of a change in control of the Company, as discussed in more detail in "Potential Payments upon Termination or Change in Control" below).

(4) Represents total grant date fair value of RSUs and PSUs as determined in accordance with FASB ASC Topic 718. Please refer to Note 7 of our consolidated financial statements in our 2024 Annual Report on Form 10-K for further discussion related to the assumptions used in our valuations of RSUs and PSUs.

(5) Pursuant to Mr. Hayes' transition agreement, Mr. Hayes received an award of RSUs with an aggregate grant value of $750,000 vesting in equal installments on each of the first three anniversaries of the date of grant. His annual cash incentive award represents his targets when serving as CEO but this award was forfeited due to his early termination of his transition agreement.

(6) Pursuant to Mr. Nelson's separation agreement, one-third of Mr. Nelson's RSUs represented in this table will continue to vest. The remainder of Mr. Nelson's RSUs and PSUs represented in this table were forfeited upon his departure from the Company on November 1, 2024.

Summary of Employment and Transition Agreements with Mr. Hayes

On February 12, 2015, the Company and Mr. Hayes executed an employment agreement for Mr. Hayes as Chief Executive Officer and President of the Company. The agreement commenced on February 16, 2015, when Mr. Hayes became the Company's CEO and President. On September 5, 2021, the Company and Mr. Hayes amended Mr. Hayes' employment agreement to extend his term of employment through September 1, 2023. On December 8, 2022, the Company and Mr. Hayes executed a further amendment to Mr. Hayes' employment agreement, extending his term of employment for an additional two years, through September 1, 2025. The agreement provided for salary, annual cash incentive, and eligibility for an annual award of RSUs and an annual award of PSUs, both pursuant to the Company's equity compensation plans and related award agreements for health and welfare benefits, savings and retirement plans eligibility, flight benefits and fringe benefits, in each case consistent with those provided to other senior executive officers of the Company. The agreement provided for termination for cause, and for severance should Mr. Hayes be terminated during the term without cause. The agreement provided for customary confidentiality, non-competition, non-solicitation and non-disparagement provisions.

On January 7, 2024, Mr. Hayes notified the Company of his decision to retire from his position as CEO and a member of the Board, effective February 12, 2024 (the "Transition Date"). In connection with Mr. Hayes' retirement and advisory service, on February 11, 2024 the Company and Mr. Hayes entered into a transition agreement and general release, pursuant to which Mr. Hayes served as a strategic advisor to the Company until June 2, 2024, when his advisory period terminated in accordance with

the terms of the transition agreement. Prior to the termination of the transition agreement, Mr. Hayes remained an employee and eligible for flight and other employee benefits offered to active crewmembers at the officer level. In consideration for his advisory services, Mr. Hayes continued to receive a base salary at the annual rate of $550,000 and was eligible to receive a pro-rated Annual Incentive Award for the 2024 fiscal year (which was forfeited as of the end of the advisory period). In addition, Mr. Hayes received an award of RSUs with an aggregate grant value of $750,000, which will vest in equal installments on each of the first three anniversaries of the date of grant and will otherwise be subject to the Omnibus Plan and the Company's form of restricted stock unit award agreement. Mr. Hayes' outstanding PSUs and performance-based cash awards will remain eligible to vest based on the achievement of the applicable performance metrics, prorated for the number of days Mr. Hayes provided services to the Company over the applicable performance period and his outstanding RSUs will continue to vest as though he remained employed with the Company through each remaining vesting date. Mr. Hayes also will be eligible for continued flight benefits for himself and his eligible family members due to qualifying as a retiree under JetBlue's flight benefits plans and company-provided COBRA benefits for Mr. Hayes and his eligible dependents at the Company's cost. The above compensation and benefits are subject to Mr. Hayes' compliance during the advisory period with the in-service restrictive covenants included in his employment agreement with the Company. Effective on the Transition Date, he was no longer a participant in the Company's severance plans.

Summary of Employment Agreement with Ms. Geraghty

On June 21, 2023, the Company and Ms. Geraghty executed an employment agreement for Ms. Geraghty as President and Chief Operating Officer of the Company. The agreement was designed to retain Ms. Geraghty as part of succession planning following the COVID-19 pandemic and during the pendency of the Spirit transaction, through closing and integration of the two companies. The term was from June 21, 2023 through May 31, 2026, unless terminated earlier pursuant to the agreement. Under the agreement Ms. Geraghty was eligible for salary, an annual cash incentive pursuant to the JetBlue program and would continue to be eligible to receive annual equity awards pursuant to the Company's stockholder-approved equity compensation plan as in effect from time to time. Under the employment agreement, Ms. Geraghty was also eligible for a one-time award of RSUs with a grant date fair value of $2,000,000, vesting on May 31, 2026. The agreement provided for health and welfare benefits, savings and retirement plans eligibility, flight benefits, fringe benefits and indemnification and officers' insurance, in each case consistent with those previously provided to other senior executive officers of the Company. The agreement provides for termination for cause and resignation without good reason, and for severance pursuant to the Severance Plan should Ms. Geraghty be terminated during the term without cause or Ms. Geraghty resigns for good reason. The agreement provides for customary confidentiality, non-competition, non-solicitation and non-disparagement provisions. The agreement was terminable by Ms. Geraghty or by the Company, in each case as more fully described below under "Potential Payments upon Termination or Change In Control." See "—Arrangements Governing Termination (not in Connection with a Change in Control)."

On February 11, 2024, the Company entered into a new employment agreement with Ms. Geraghty, which governs the terms of Ms. Geraghty's employment with the Company as its Chief Executive Officer and replaces her prior employment agreement with the Company, described above. Ms. Geraghty's employment under the employment agreement commenced on the Transition Date and will terminate on the earlier of the fourth anniversary of the Transition Date or the date of earlier termination in accordance with the terms of the employment agreement. For her services during the term of the employment agreement, Ms. Geraghty will receive an annual base salary of $700,000 and will be eligible for: (a) an annual incentive bonus, currently at a target of 175% of her base salary; (b) an annual award pursuant to the Company's stockholder-approved equity compensation plan as in effect from time to time; and (c) health and welfare benefits, savings and retirement plans eligibility, flight benefits and fringe benefits and indemnification and officers' insurance, in each case consistent with those provided to other senior executive officers of the Company. Should Ms. Geraghty be involuntarily terminated during the term of the employment agreement without cause or resign for good reason, the employment agreement provides that she will be eligible for severance under the Severance Plan. The employment agreement also provides for customary confidentiality, non-competition, non-solicitation and non-disparagement obligations.

Summary of Agreements with Other Named Executive Officers

In 2024, none of Messrs. Christie or St. George, nor Meses. Hurley or Clements had employment agreements with the Company. In connection with Mr. Nelson's departure from the Company, Mr. Nelson entered into a separation agreement with the Company, the terms of which are summarized below in "Potential Payments upon Termination or Change In Control."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning all outstanding equity awards for each NEO at December 31, 2024:

		Stock Awards			
Name	**Grant Date**[(1)]	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**[(2)]	**Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)**[(3)]	**Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)**
Joanna Geraghty	02/23/2022	18,519	$ 145,559	–	–
	04/11/2023	141,443	$ 1,111,742	88,402	$ 694,836
	04/27/2023	79,941	$ 628,336	–	–
	06/22/2023	245,700	$ 1,931,202	–	–
	02/22/2024	278,502	$ 2,189,026	–	–
	04/22/2024	–	–	262,834	$ 2,065,875
Marty St. George	04/22/2024	140,646	$ 1,105,478	140,646	$ 1,105,478
Ursula Hurley	04/11/2023	122,584	$ 963,510	67,185	$ 528,074
	04/27/2023	109,011	$ 856,826	–	–
	02/22/2024	171,385	$ 1,347,086	–	–
	04/22/2024	–	–	161,744	$ 1,271,308
Warren Christie	02/23/2022	5,430	$ 42,680	–	–
	04/11/2023	82,308	$ 646,941	21,216	$ 166,758
	02/22/2024	99,732	$ 783,894	–	–
	04/22/2024	–	–	97,046	$ 762,782
Carol Clements	02/23/2022	13,072	$ 102,746	–	–
	04/11/2023	70,722	$ 555,875	35,361	$ 277,934
	04/27/2023	50,872	$ 399,854	–	–
	02/22/2024	94,262	$ 740,899	–	–
	04/22/2024	–	–	72,784	$ 572,082
Robin Hayes[(4)]	02/23/2022	27,026	$ 212,424	–	
	04/11/2023	197,946	$ 1,555,856	58,606	$ 460,643
	04/27/2023	138,689	$ 1,090,096	–	–
	02/22/2024	106,652	$ 838,285	–	–
Brandon Nelson[(5)]	02/23/2022	3,268	$ 25,686	–	–
	04/11/2023	47,147	$ 370,575	–	–
	02/22/2024	40,846	$ 321,050	–	–

(1) The table below sets forth the applicable vesting schedules of outstanding RSU and PSU awards. As discussed in more detail in "Potential Payments upon Termination or Change in Control" below, vesting of these awards is generally subject to continued employment on the vesting or settlement date, except in the case of certain qualifying terminations of employment due to death or disability, retirement, or in the case of a change in control of the Company.

Grant Date	Vesting Schedule
2/23/2022	One-third in three equal annual installments on each of the first three anniversaries of February 23, 2022
4/11/2023	For RSUs, one-third in three equal annual installments on each of the first three anniversaries of April 11, 2023 and, for PSUs, three-year cliff vesting on the third anniversary of April 11, 2023, subject to meeting certain performance goals for fiscal years 2023, 2024 and 2025
4/27/2023	Two-year cliff vesting on the second anniversary of April 27, 2023
6/22/2023	Three-year cliff vesting on the third anniversary of June 22, 2023
2/22/2024	One-third in three equal annual installments on each of the first three anniversaries of February 22 2024
4/22/2024	For RSUs, one-third in three equal annual installments beginning on April 22, 2024 and , for PSUs, three-year cliff vesting on the third anniversary of April 22, 2024, subject to meeting certain performance goals for fiscal years 2024, 2025, and 2026

(2) The amount listed in this column, Market Value of Shares or Units of Stock That Have Not Vested, represents the product of the closing market price of the Company's stock as of December 31, 2024 ($7.86) multiplied by the number of shares of stock subject to the award.

(3) For PSU awards granted in 2023 under our Omnibus Plan, the actual number of shares earned (if any) will be based on achievement of performance metrics (Absolute Pre-Tax Margin, Relative Pre-Tax Margin and ESG Index Performance) at the end of the applicable performance period, December 31, 2025. The number of shares reported for the 2023 PSU awards under our Omnibus Plan (and the payout value) represents threshold performance. Upon performance certification by our Compensation Committee after the end of the applicable performance period, the 2023 PSUs will be settled in common stock, in a range of 0% to 200%. For PSU awards granted in 2024 under our Omnibus Plan, the actual number of shares earned (if any) will be based on achievement of performance metrics (Absolute Pre-Tax Margin, Free Cash Flow and Relative TSR) at the end of the applicable performance period, December 31, 2026. The number of shares reported for these awards (and the payout value) represents target performance. Upon performance certification by our Compensation Committee after the end of the applicable performance period, the 2024 PSUs will be settled in common stock, in a range of 0% to 200%.

(4) As Mr. Hayes was retirement eligible when he retired in February 2024, his outstanding equity will continue to vest in accordance with their original vesting schedule.

(5) Pursuant to Mr. Nelson's separation agreement, his outstanding equity will continue to vest in accordance with their original vesting schedule following his separation, and the remaining RSUs and PSUs were forfeited.

OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning the vesting of restricted stock unit awards during 2024 for each named executive officer:

Name	STOCK AWARDS[1]	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Joanna Geraghty	121,132	818,065
Martin St. George	—	—
Ursula Hurley	63,033	430,010
Warren Christie	34,285	229,978
Carol Clements	58,440	384,446
Robin Hayes	181,723	1,225,566
Brandon Nelson	56,842	386,276

(1)   Shares vested consist of vested RSUs. We determined the value realized for the vesting of these shares using the closing price of our common stock on the preceding date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Each of our NEOs may receive various payments if his or her employment is terminated, depending on the grounds for the termination. Employment may be terminated in various ways, including the following:

- Voluntary termination of employment by the NEO (with or without "good reason," as that term is defined in the applicable plan or agreement);

- Termination of employment by the Company (with or without "cause," as that term is defined in the applicable plan or agreement);

- Termination in the event of the disability or death of the NEO; and

- Termination following a change in control of the Company.

Beginning on page 71, we provide estimates of the payments that our NEOs would have received had their employment been terminated as of December 31, 2024.

Potential payments made to Ms. Geraghty upon the termination of her employment or upon a change in control are governed by the terms of her employment agreement with the Company and the benefit plans in which she participates, as in effect as of December 31, 2024. The Severance Plan would govern the compensation payable upon the termination of our executives, including our NEOs who were employed on December 31, 2024. As of December 31, 2024, neither Messers. Christie and St. George, nor Mses. Hurley and Clements had employment agreements with the Company.

Mr. Hayes retired from the position of Chief Executive Officer on February 12, 2024 and served as an advisor to the Company until June 2, 2024 pursuant to a transition agreement, the terms of which are summarized in "Summary of Employment and Transition Agreements with Mr. Hayes" above.

In connection with Mr. Nelson's departure from the Company, Mr. Nelson entered into a separation agreement with the Company on July 20, 2024, the terms of which are summarized below.

Arrangements Governing Termination (not in Connection with a Change in Control)

Potential Payments to Ms. Geraghty upon Termination

In 2023, we entered into an employment agreement with Ms. Geraghty, our then President and COO, now CEO. Under Ms. Geraghty's employment agreement, if Ms. Geraghty were terminated without Cause or Ms. Geraghty resigns with Good Reason (each as defined in the Severance Plan), she would be paid as if eligible for severance under the Severance Plan and would be eligible to receive continued flight benefits due to qualifying as a retiree under JetBlue's flight benefits plan. In addition, in the event that Ms. Geraghty is terminated for any reason before the first anniversary of the grant date of her special, one-time equity-based retention award, the entire award is forfeited, and if she is terminated without Cause or resigns with Good Reason at any time on or after the first anniversary of the grant date of such equity award, a pro-rata portion of such equity award would vest based on the number of days she served following the grant date, and this portion of the award would be settled as soon as practicable thereafter. Under Ms. Geraghty's employment agreement, if the Company were to terminate Ms. Geraghty's employment for Cause or if Ms. Geraghty were to resign from the Company other than for Good Reason, Ms. Geraghty would only be entitled to payment of unpaid base salary through and including the date of termination or resignation and any

other amounts or benefits required to be paid or provided by law or under any plan, program, policy or practice of the Company. If, after termination of her employment without Cause or resignation with Good Reason, Ms. Geraghty were to breach any of the confidentiality, non-competition, non-solicitation or return of proprietary materials provisions contained in the agreement, she would forfeit, as of the date of such breach, all of the payments and benefits described in this paragraph. If Ms. Geraghty's employment were terminated by reason of her death or Disability (as defined in the employment agreement), the Company would pay Ms. Geraghty (or her estate, as applicable), her base salary through and including the date of termination and any other accrued compensation and benefits.

As described in the section above titled "Summary of Employment Agreement with Ms. Geraghty," Ms. Geraghty entered into a new employment agreement in 2024, which superseded her prior employment agreement with the Company, and the new employment agreement does not affect the terms and conditions of her previously awarded but unvested long-term incentives, including the special, one-time equity-based retention award.

Payments to Mr. Nelson upon Termination

On July 23, 2024, we announced that Mr. Nelson, the Company's then-General Counsel and Corporate Secretary, will depart from these positions with the Company effective August 5, 2024. In connection with Mr. Nelson's separation and advisory service, on July 20, 2024 the Company and Mr. Nelson entered into a separation agreement and general release, pursuant to which Mr. Nelson served as a strategic advisor to the Company until November 1, 2024, when his advisory period terminated in accordance with the terms of the separation agreement. In consideration for his advisory services, Mr. Nelson continued to receive a base salary at the annual rate of $550,000 and remained eligible for flight and other employee benefits offered to active crewmembers at the officer level during the advisory period. In consideration for his obligations under the separation agreement, the Company will continue to pay Mr. Nelson's base salary at the annual rate of $550,000 for 12 months following the end of the advisory period and has paid Mr. Nelson a pro-rated annual performance cash incentive bonus for the 2024 fiscal year in the amount of $393,208. Further, Mr. Nelson received continued vesting of outstanding RSUs that would have vested over the 11-month period following the separation date as though Mr. Nelson remained in service to the Company over such period (other than any RSUs granted on April 27, 2023). Mr. Nelson was also eligible to receive $20,000 for career counselling and transitional services. Finally, Mr. Nelson continues to be eligible for continued flight benefits for himself and his eligible family members under JetBlue's flight benefits plans, as well as company-provided COBRA benefits for Mr. Nelson and his eligible dependents at the Company's cost.

Potential Payments to Other Named Executive Officers

As of December 31, 2024, we had no contractual obligations to make severance payments to any of our NEOs other than Ms. Geraghty and Mr. Nelson (except as provided in the Severance Plan described below).

Severance Plan Summary

On May 22, 2014, upon recommendation of the Compensation Committee, the Board approved and adopted the Severance Plan, which provides for certain payments and benefits upon a termination of the employment of a crewmember who meets the plan conditions for eligibility (a "Participant") by the Company without Cause or by the Participant with Good Reason other than in connection with a "change in control" as defined in JetBlue Airways Corporation Executive Change in Control Plan (the "Executive Change in Control Plan," and such terminations of employment, a "Severance Event"). Capitalized terms used in this summary and not otherwise defined have the meanings ascribed to them in the Severance Plan. The Severance Plan provides that upon the occurrence of a Severance Event, a Participant will be paid cash severance, pursuant to a formula based on job level at the Termination Date (as defined in the Severance Plan) and years of service. The Severance Plan also provides for payment of pro-rated average annual bonus, and either forfeiture, or continued vesting of various outstanding equity awards (depending on award type and conditions upon grant). Participants may receive medical and/or dental benefits, COBRA payments, and career transition consulting services. If a crewmember is terminated for Cause, no severance benefits are payable. The Severance Plan defines "Cause" as a Participant's (a) conviction of, or plea of no contest to, a felony or other crime involving moral turpitude or dishonesty; (b) participation in a fraud or willful act of dishonesty against the Company or a subsidiary of the Company that adversely affects the Company or any such subsidiary in a material way; (c) willful breach of the Company's policies that affects the Company in a material way; (d) causing intentional damage to the Company's property or business; (e) conduct that constitutes gross insubordination; or (f) habitual neglect of his or her duties with the Company or a subsidiary of the Company. The determination of whether a Termination of Employment (as defined in the Severance Plan) is for Cause will be made by the Plan Administrator in its sole and absolute discretion, and such determination shall be conclusive and binding on the affected Participant. Although the Severance Plan was amended in July 2020 to add certain types of opt outs to the list of Severance Events and other changes, NEOs were not included in the amendment.

Arrangements Governing a Change in Control

Executive Change in Control Plan

On June 28, 2007, upon recommendation of the Compensation Committee, the Board approved and adopted the Executive Change in Control Plan. A "Change in Control," as defined in the Executive Change in Control Plan, means: (i) a reorganization, merger, consolidation or other corporate transaction involving JetBlue, such that the stockholders of the Company immediately prior to such transaction do not, immediately after such transaction, own more than 50% of the combined voting power of the Company in substantially the same proportions as their ownership, immediately prior to such business combination, of the voting securities of the Company; or (ii) the sale, transfer or other disposition of all or substantially all of the Company's assets, or the consummation of a plan of complete liquidation or dissolution of the Company. The Executive Change in Control Plan provides severance and welfare benefits to eligible crewmembers who are involuntarily terminated from employment without cause or when they resign during the two-year period following a change in control for "Good Reason" (a "Qualifying Termination Event"). To the extent any eligible crewmember receives payments under the Executive Change in Control Plan, they will not also be entitled to receive payments under the Severance Plan.

"Good Reason," as defined in the Executive Change in Control Plan, means the termination of employment by an eligible crewmember because of any of the following events: (1) a 10% reduction by the Company (other than in connection with a Company-wide, across-the-board reduction), in (x) his or her annual base pay or bonus opportunity as in effect immediately prior to the change in control date or (y) his or her bonus opportunity or 12 times his or her average monthly salary, or as the same may be increased from time to time thereafter; (2) a material reduction in the duties or responsibilities of the eligible crewmember from those in effect prior to the change in control; or (3) the Company requiring the eligible crewmember to relocate from the office of the Company where an eligible crewmember is principally employed immediately prior to the change in control date to a location that is more than 50 miles from such office of the Company (except for required travel on the Company's business to an extent substantially consistent with such eligible crewmember's customary business travel obligations in the ordinary course of business prior to the change in control date). For purposes of the Executive Change in Control Plan, "Cause" means a conviction of or a plea of no contest to any felony or a crime involving moral turpitude or dishonesty; fraud or breach of Company policies which materially adversely affects the Company; intentional damage to the Company's property or business; habitual conduct that constitutes gross insubordination; or habitual neglect of his or her duties with the Company.

A NEO who incurs a Qualifying Termination Event will be entitled to receive two years of salary and two times his or her target bonus for the year in which termination occurs. In addition, each crewmember covered by the Executive Change in Control Plan will be entitled to: (i) payment of his or her accrued but unused paid time off as of the date of termination; (ii) a pro rata portion of his or her annual bonus for the year in which termination occurs; and (iii) payment for certain unreimbursed relocation expenses incurred by him or her (if any). Each crewmember covered by the Executive Change in Control Plan who incurs a Qualifying Termination Event will also be entitled to receive reimbursement for all costs incurred in procuring health and dental care coverage for such crewmember and his or her eligible dependents under COBRA. Such reimbursements will be made for 18 months for our NEOs. During the reimbursement period, if an eligible crewmember becomes covered under group health and dental care plans providing substantially comparable benefits to those provided to similarly situated active crewmembers of the Company, then the Company's COBRA reimbursement payments will be eliminated. In addition, NEOs are eligible for flight benefits for two years following a Qualifying Termination Event.

The Executive Change in Control Plan may be amended or terminated by the Company at any time prior to a change in control. In addition, under the terms of the Executive Change in Control Plan, the Board is required to reconsider the terms of the plan within the 90-day period immediately prior to the third anniversary of its adoption in light of then-current market practices. Such reconsideration took place in September 2010 and the Board made no changes to the Executive Change in Control Plan in light of the then ongoing industry changes.

With respect to NEOs, the Executive Change in Control Plan also contains an excise tax gross-up provision whereby if such crewmembers incur any excise tax by reason of his or her receipt of any payment that constitutes an excess parachute payment, as defined in Section 280G of the Code, the crewmember will be entitled to a gross-up payment in an amount that would place him or her in the same after-tax position he or she would have been in had no excise tax applied. In 2013, JetBlue adopted a policy that affirmatively states that JetBlue Airways Corporation, going forward, will not make or promise to make to its senior executives any tax gross up payments except for those provided pursuant to a plan, policy or arrangement applicable to leadership crewmembers generally, other than any tax gross up payments pursuant to existing contractual obligations or the terms of any compensation or benefit plan currently in effect. For this purpose, a "gross up" would be defined as any payment to or on behalf of a senior executive the amount of which is calculated by reference to his or her estimated tax liability. In 2023, JetBlue amended the Executive Change in Control Plan to eliminate an excise tax gross up for excess parachute payments (as defined in Section 280G of the Internal Revenue Code) that applied to the Company's senior leaders, including the NEOs, and replaced it with a "best-net" Section 280G cut-back provision consistent with the Severance Plan and market practice.

Potential payments upon a change in control under the Executive Change in Control Plan are estimated in the table below captioned "Potential Payments Upon Termination."

Potential Payments in Connection with our Equity Incentive Plans

Under the Omnibus Plan, if within one year following a change in control (as defined in the Omnibus Plan), a participant's employment or service with the Company terminates by reason of death, disability, retirement, without Cause, or for Good Reason (each term as defined in the Omnibus Plan), all outstanding awards will vest and become immediately exercisable and payable, with all restrictions lifted. The Compensation Committee may take actions as it deems appropriate to provide for the acceleration of the exercisability, vesting and/or settlement of each or any outstanding award (or a portion thereof) in connection with a change in control, including: (1) with respect to all awards, it be assumed or substituted by the surviving entity; (2) with respect to options and SARs, for a period of at least 15 days prior to the change in control, any options or SARs be exercisable as to all shares subject to the option or SAR, and that upon the occurrence of the change in control, such option or SAR will terminate and be of no further force and effect; (3) with respect to awards not previously exercised or settled, it be cancelled in exchange for a payment in cash, stock or other property, in an amount equal to the fair market value of the consideration to be paid per share in the change in control, reduced by the exercise or purchase price per share under the applicable award; and (4) with respect to performance compensation awards, (A) those relating to performance periods ending prior to the change in control that have been earned but not paid be immediately payable, (B) all then-in-progress performance periods for outstanding awards shall end, and either (a) the participants be deemed to have earned an award equal to their target award opportunity for the performance period in question, or (b) at the Compensation Committee's discretion, the Compensation Committee will determine the extent to which performance criteria have been met with respect to each performance compensation award, if at all, (C) the Company pay to each participant their partial or full performance compensation award in cash, shares or other property as determined by the Compensation Committee within 30 days of the change in control based on the change in control consideration, or (D) it be terminated and canceled for no consideration. The Compensation Committee may vary the treatment of awards among participants, and among awards granted to a participant, in exercising its discretion upon a change in control, subject to applicable laws and regulations.

The term "change in control," as used in the Omnibus Plan, means, very generally, any of the following: (a) the acquisition by certain persons of voting securities representing 30% or more of our common stock or of the combined voting power of all of our voting securities, (b) certain changes in the majority of the members of our Board, (c) certain corporate transactions, such as a merger, reorganization, consolidation or sale of substantially all of our assets, that result in certain changes to the composition of our stockholders, or (d) a complete liquidation or dissolution of JetBlue.

Potential payments upon a change in control under the Omnibus Plan are provided in the table below captioned "Potential Payments Upon Termination."

Potential Payments Upon Termination

The table below sets forth potential benefits that each NEO would be entitled to receive upon termination of employment under the various circumstances outlined above. The amounts shown in the table are the amounts that would have been payable under existing plans and arrangements if the NEO's employment had terminated on December 31, 2024, and with respect to Messrs. Hayes and Nelson, the actual amounts they have received or will receive pursuant to their transition agreement and separation agreement, respectively. Potential payments to each of Mses. Geraghty, Hurley and Clements and Messrs. Christie and St. George upon the termination of her or his employment or upon a change in control are governed by the terms of the benefit plans in which they participate, including the Severance Plan, the Executive Change in Control Plan and the Omnibus Plan. None of Messrs. Christie or St. George, nor Messes. Hurley or Clements has an employment agreement with the Company. Values for RSU grants and PSU grants are based on our common stock closing price of $7.86 on the NASDAQ Global Select Market on December 31, 2024. The table below does not include the value of equity awards that have already vested by December 31, 2024. The actual amounts that would be payable in these circumstances can only be determined at the time of the executive's termination or a change in control and accordingly, may differ from the estimated amounts set forth in the table below.

POTENTIAL POST-EMPLOYMENT COMPENSATION

	Multiple of Base Salary and Target Bonus ($)[1]	Pro-Rata Annual Bonus[2]	Accelerated or Continued Vesting of RSUs ($)	Accelerated or Continued Vesting of PSUs ($)	Pandemic Retention Awards[3]	All Other Compensation ($)	Total ($)
Joanna Geraghty							
Termination by the Company without cause or by the Crewmember for good reason under Severance Plan[4]	1,400,000	998,850	2,918,108	—	—	173,947	5,490,905
Termination for reasons of death or disability[5]	—	—	6,005,865	1,616,752	110,417	—	7,733,034
Termination for reasons of retirement[6]	—	—	—	—	—	—	—
Qualifying termination after change of control (double trigger)[7]	3,850,000	1,225,000	6,005,865	3,455,547	—	83,222	14,619,634
Marty St. George							
Termination by the Company without cause or by the Crewmember for good reason under Severance Plan[4]	625,000	781,250	368,493	—	—	162,669	1,937,412
Termination for reasons of death or disability[5]	—	—	1,105,478	369,165	—	—	1,474,643
Termination for reasons of retirement[6]	—	—	—	—	—	—	—
Qualifying termination after change of control (double trigger)[7]	2,812,500	781,250	1,105,478	1,105,478	—	61,452	5,866,157
Ursula Hurley							
Termination by the Company without cause or by the Crewmember for good reason under Severance Plan[4]	1,200,000	387,750	1,787,610	—	—	159,712	3,535,072
Termination for reasons of death or disability[5]	—	—	3,167,423	1,128,963	216,667	—	4,513,052
Termination for reasons of retirement[6]	—	—	—	—	—	—	
Qualifying termination after change of control (double trigger)[7]	2,520,000	660,000	3,167,423	2,327,456	—	55,364	8,730,243
Warren Christie							
Termination by the Company without cause or by the Crewmember for good reason under Severance Plan[4]	1,060,000	314,800	1,473,514	477,170	31,000	168,754	3,525,238
Termination for reasons of death or disability[5]	—	—	1,473,514	477,170	31,000		1,981,684
Termination for reasons of retirement[6]	—	—	1,473,514	477,170	31,000	123,000	
Qualifying termination after change of control (double trigger)[7]	2,014,000	477,000	1,473,514	1,096,297	—	72,528	5,133,339
Carol Clements							
Termination by the Company without cause or by the Crewmember for good reason under Severance Plan[4]	530,000	399,250	1,027,504	—	—	36,712	1,993,466
Termination for reasons of death or disability[5]	—	—	1,799,374	561,789	—	—	2,361,163
Termination for reasons of retirement[6]	—	—	—	—	—	—	
Qualifying termination after Change of Control (double trigger)[7]	1,802,000	371,000	1,799,374	1,127,949	—	55,364	5,155,688

(1) As of December 31, 2024, we had no contractual obligations to make severance payments to any of our NEOs, other than Ms. Geraghty and Mr. Nelson (except as provided in the Severance Plan described below). Should any of the NEOs be terminated without Cause or Good Reason, under our Severance Plan, and based on titles and years of service, the NEOs would be entitled to the following salary continuation amounts: Mses. Geraghty and Hurley, and Messrs. Christie two (2) years; Ms. Clements and Mr. St. George one (1) year of severance payments as of December 31, 2024. Ms. Geraghty's employment agreement provides that, if terminated by the Company without cause or Ms. Geraghty resigns with Good Reason, she would receive compensation as provided for in the Severance Plan and be eligible to receive continued flight benefits.

(2) As the assumed termination date for this table is December 31, 2024, the amounts listed do not reflect pro-ration. The Severance Plan provides for payment of an average annual cash incentive award equal to the average of the last two annual bonuses. Under a change in control scenario, the payment represents a target annual cash incentive award for the year in which termination occurs, which is payable under the Executive Change of Control Plan.

(3) As of December 31, 2024, Mses. Geraghty and Hurley and Mr. Christie continued to hold rights to payments under RAs. If termination were to occur due to death or disability (and also due to retirement for Mr. Christie only) on December 31, 2024, prior to the date in which the RAs become payable, such NEO would be eligible to receive the amounts under his or her RAs on the same schedule as previously disclosed.

(4) As the assumed termination date for this table is December 31, 2024, the amounts listed do not reflect pro-ration. Under the terms of the Severance Plan, based on titles and years of service, the NEOs would be entitled to the following salary continuation amounts: Mses. Geraghty and Hurley, and Mr. Christie: two (2) years, and Ms. Clements: one (1) year of severance pay and a bonus equal to the average of the last two (2) annual bonuses pro-rated by the number of months completed in the calendar year of termination. Mr. St. George does not currently have two years of service, so would be entitled to one (1) year of severance pay and a bonus equal to his target. Based on the Severance Plan, each NEO would be entitled to the eleven (11) months of continued vesting of RSUs following the date of termination, except for Mr. Christie as he is retirement eligible for equity awards: 371,261 for Ms. Geraghty, 46,882 RSUs for Mr. St. George, 227,431 RSUs for Ms. Hurley, 187,470 RSUs for Mr. Christie, 130,726 RSUs and for Ms. Clements, all valued for the purpose of this table at the closing stock price on the last fiscal day of 2024 under the Omnibus Plan. No accelerated vesting of PSUs is assumed here, as accelerated vesting is at the discretion of the Compensation Committee, except for Mr. Christie as he is retirement eligible for equity awards. All other compensation assumes (1) $30,000 in outplacement services for each of the NEOs; (2) $123,000 assumed value of lifetime flight benefits for: Mses. Geraghty and Hurley and Messrs. St. George, and Christie; (3) employer costs for medical, dental and vision coverage in the amount of $ 20,950 for Ms. Geraghty, $9,670 for Mr. St. George, $15,754 for Mr. Christie and $6,712 for Mses. Hurley and Clements.

(5) Assumes pro-rated vesting in the event of a termination due to death or disability with a termination date of December 31, 2024. Mr. Geraghty would already have been paid her full annual salary; however, she would be entitled to any other accrued compensation which would be her annual bonus related to performance year 2024 and her outstanding RAs. Pursuant to the respective RSU and PSU Award Agreement death or disability provisions under the Omnibus Plan, each of Mses. Geraghty, Hurley and Clements and Messrs. St. George and Christie would receive pro-rated vesting of PSUs (where applicable) based on the Company's performance metrics achieved through the end of the applicable performance period and prorated RSUs from the grant date through termination date due to death or disability except for Mr. Christie as he is retirement eligible for equity awards: 764,105 RSUs and 205,694 PSUs for Ms. Geraghty, 140,646 RSUs and 46,968 PSUs for Mr. St. George, 402,980 RSUs and 143,634 PSUs for Ms. Hurley, 187,470 RSUs and 60,709 PSUs for Mr. Christie, and 228,928 RSUs and 71,474 PSUs for Ms. Clements, valued using the closing stock price on the last fiscal day of 2024.

(6) Assumes continued vesting in the event of a termination due to retirement with a termination date of December 31, 2024 and lifetime flight benefits. Only Mr. Christie is retirement eligible as of December 31, 2024.

(7) Potential payments to each of Mses. Geraghty, Hurley and Clements and Messrs. St. George, and Christie, upon a qualifying termination of their employment after a change in control are governed by the terms of the benefit plans in which they participate, including the Severance Plan, the Executive Change in Control Plan, the Omnibus Plan and any RAs. None of Mses. Hurley and Clements nor Messrs. St. George and Christie, have employment agreements with the Company. This table assumes accelerated vesting of all outstanding equity at the closing stock price on the last fiscal day of 2024: 764,105 RSUs for Ms. Geraghty; 140,646 RSUs for Mr. St. George; 402,980 RSUs for Ms. Hurley, 187,470 RSUs for Mr. Christie and 228,928 RSUs for Ms. Clements per the change in control provisions under the Omnibus Plan. Accelerated vesting of PSUs is assumed to be at target. Under the Executive Change in Control Plan, each of the NEOs would be entitled to receive: (1) two (2) years of salary and two times (2x) target bonus for the year in which termination of employment occurs; (2) a pro-rated portion of annual bonus for the year in which termination occurs, at the target level of achievement; (3) payment for certain unreimbursed relocation expenses incurred (if any); and (4) reimbursement for all costs incurred in procuring health and dental care coverage for the NEO and their eligible dependents under COBRA for 18 months. During the reimbursement period, if an eligible crewmember were to become covered under group health and dental care plans providing substantially comparable benefits to those provided to similarly situated active crewmembers of the Company, then the aforementioned COBRA reimbursement payments would be eliminated. All other compensation assumes (i) $30,000 in outplacement services, (ii) $12,300 in assumed value flight benefits for two (2) years for each of the NEOs. Amounts payable to executive officers that are closely associated with a change of control transaction and exceed certain thresholds set forth in the Internal Revenue Code trigger a 20% excise tax under Sections 280G and 4999 of the Code and corresponding loss of an employer tax deduction. Under the Executive Change in Control Plan, amounts payable to participants will be reduced to below the threshold level at which the excise tax is triggered if such reduction would result in a higher after-tax payment to the participant that would have applied had the participant received the full payments and paid the excise tax. As such, the amounts disclosed in this table may be higher than the amount of payments the NEOs actually receive if this reduction were to apply.

Mr. Hayes retired from the position of Chief Executive Officer on February 12, 2024 and served as an advisor to the Company until June 2, 2024 pursuant to a transition agreement, the terms of which are summarized in "Summary of Employment and Transition Agreements with Mr. Hayes" above.

Mr. Nelson, the Company's then-General Counsel and Corporate Secretary, stepped down from his position with the Company effective August 5, 2024. In connection with his service as an advisor, the Company and Mr. Nelson entered into a separation agreement and general release, pursuant to which Mr. Nelson served as a strategic advisor to the Company through November 1, 2024, the terms of which are summarized in "Payments to Mr. Nelson upon Termination."

PAY RATIO OF CHIEF EXECUTIVE OFFICER COMPENSATION TO MEDIAN CREWMEMBER COMPENSATION

As required under the rules the SEC adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), we are providing the following disclosure about the ratio of the annual total compensation of our CEO to the annual total compensation of our estimated median Crewmember:

- The total annual compensation of our estimated median employee who was employed on December 31, 2024 was $83,624.

- The total annualized compensation of our CEO was $6,783,800[1], inclusive of the non-recurring arrangements discussed in the CD&A.

- Based on this information, the ratio of the annual total compensation is reasonably estimated to be 81 to 1

The Company calculated the 2024 compensation for the median crewmember using the same methodology used to calculate the total annual compensation of the Company's CEO, as reported in the Summary Compensation Table. There were no material changes to the Company's crewmember population or compensation programs for 2024 that the Company believed would significantly impact the pay ratio disclosure for 2024, as compared to 2023. Therefore, as permitted by the SEC's rules, for purposes of determining the 2024 Pay Ratio, the Company used the same median employee who was identified for purposes of the Company's fiscal 2023 disclosure. The following describes methodology used to identify the Company's median Crewmember for 2023:

To identify the median employee as of December 31, 2023, we used a consistently applied compensation measure ("CACM"). We utilized information from Box 5 of Form W-2. We performed our calculations as of December 31, 2023, which is our measurement date, because employee census and compensation information are readily available on that date. We captured all full-time, part-time and temporary employees in the U.S., including our subsidiaries. We did not annualize the total cash compensation paid to employees who commenced work with us during 2023. No cost of living adjustments were applied. We excluded approximately 241 non-U.S. employees, as permitted under the *de minimis* exception to the rules. The countries from which the excluded employees come are: Antigua (2), Aruba (4), Bahamas (33), Barbados (4), Bermuda (1), Canada (3), Colombia(8), Costa Rica (4), Curacao (1), Dominican Republic (109), Ecuador (5), England (10), Grand Cayman (1), Grenada (1), Guatemala (3), Guyana (3), Haiti (4), Jamaica (13), Mexico (11), Netherlands (2), Peru (3), Sint Maarten (3), St. Kitts & Nevis (1), St. Lucia (2), Trinidad & Tobago (2), and Turks & Caicos (3). The total number of U.S. employees and non-U.S. employees were 27,164 and 241, respectively, before taking into account such exclusions and for purposes of calculating the total compensation of that employee as we calculate total compensation for our NEOs in the Summary Compensation Table.

Our Compensation practices and programs ensure compensation programs are fair and equitable and are aligned with our business objectives. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies and assumptions in calculating their pay ratios.

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(1) *The total annualized compensation of our CEO assumes salary and annual bonus not prorated for time in position. Ms. Geraghty assumed the role of CEO on February 12, 2024.*

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between compensation actually paid to our NEOs and certain financial performance metrics of the Company using a methodology that has been prescribed by the SEC.

							Value of Initial Fixed $100 Investment Based on:			
Fiscal Year	Summary Compensation Table Total for Ms. Geraghty ($)[1]	Summary Compensation Table Total for Mr. Hayes ($)[1]	Compensation Actually Paid to Ms. Geraghty ($)[1][2]	Compensation Actually Paid to Mr. Hayes ($)[1][2]	Average Summary Compensation Table Total for non-PEO NEOs ($)[1]	Average Compensation Actually Paid to non-PEO NEOs ($)[1][2]	Total Share holder Return ($)	Peer Group Total Shareholder Return ($)[3]	Net Income ($ millions)	GAAP Pre-tax Margin (%)[4]
(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	6,757,308	2,449,496	8,520,530	1,477,745	3,287,291	3,255,475	42	61	(795)	-9.7
2023	n/a	10,779,925	n/a	9,082,921	5,767,245	4,775,072	30	62	(310)	-3.5
2022	n/a	3,457,274	n/a	1,855,782	1,430,804	970,779	34	48	(362)	-4.8
2021	n/a	3,449,755	n/a	3,439,434	1,353,013	975,734	76	74	(182)	-4.4
2020	n/a	2,063,189	n/a	(953,474)	1,233,835	345,925	78	76	(1,356)	-64.0

(1) Joanna Geraghty has served as our current principal executive officer (PEO) since her appointment on February 12, 2024. Robin Hayes served as our principal executive officer (PEO) through February 12, 2024. The non-PEO named executive officers reflected in columns (d) and (e) include the following individuals: Ursula Hurley (2021-2024), Joanna Geraghty (2020-2023), Carol Clements (2021-2024), Brandon Nelson (2020-2024), Warren Christie (2024), Martin St. George (2024), Stephen Priest (2020-2021) and Easwaran Sundaram (2020).

(2) The following amounts were deducted from / added to Summary Compensation Table (SCT) total compensation in accordance with the SEC-mandated adjustments to calculate Compensation Actually Paid (CAP) to our principal executive officer (PEO) and average CAP to our non-PEO named executive officers. The fair value of equity awards was determined using methodologies and assumptions developed in a manner substantively consistent with those used to determine the grant date fair value of such awards. 2023 Compensation Actually Paid figures have been revised to correct errors in last year's disclosures from $10,895,439 to $9,082,921 for Mr. Hayes and from $5,220,384 to $4,775,072 for the average of Non-PEO NEOs.

SCT Total to CAP Reconciliation for Ms. Geraghty	2024
Fiscal Year	($)
SCT Total	6,757,308
– Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(3,737,498)
+ Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	4,785,826
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	572,674
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	0
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	142,220
– Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	0
Compensation Actually Paid	8,520,530

SCT Total to CAP Reconciliation for Mr. Hayes

Fiscal Year	2024 ($)
SCT Total	2,449,496
– Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(749,997)
+ Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	0
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	(364,007)
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	629,282
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	236,203
– Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	(723,232)
Compensation Actually Paid	1,477,745

Non-PEO NEO Average SCT Total to Average CAP Reconciliation

Fiscal Year	2023 ($)	2024 ($)
Average SCT Total	5,767,245	3,287,291
– Grant Date Fair Value of Stock Awards Granted in Fiscal Year	(3,328,112)	(1,664,991)
+ Fair Value at Fiscal Year-End of Outstanding Unvested Stock Awards Granted in Fiscal Year	2,350,093	1,728,578
± Change in Fair Value of Outstanding Unvested Stock Awards Granted in Prior Fiscal Years	(51,283)	56,009
+ Fair Value at Vesting of Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	0	51,084
± Change in Fair Value as of Vesting Date of Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	37,129	52,724
– Fair Value as of Prior Fiscal Year-End of Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	0	(255,220)
Average Compensation Actually Paid	4,775,072	3,255,475

(3) The Peer Group for which Total Shareholder Return is provided in column (g) is the NYSE Arca Airline Index.

(4) Pre-tax Margin calculated using GAAP figures.

Charts of CAP Versus Performance Metrics

The chart below illustrates the relationship between the PEOs and average Non-PEO CAP amounts and the Company's and Peer Group's TSR during the period 2020-2024.



The charts below illustrate the relationship between the PEOs and Non-PEO CAP amounts and the Company's Net Income and GAAP Pre-tax Margin during the period 2020-2024.




Tabular List of Most Important Performance Measures

The six items listed below represent the most important performance metrics we used to determine CAP for FY2024 as further described in our Compensation Discussion and Analysis within the sections titled "Annual Cash Incentive Awards" and "Long-Term Equity Awards."

Most Important Performance Measures
■ Absolute Pre-Tax Margin
■ Relative Pre-Tax Margin
■ Controllable Costs
■ Crewmember WOW
■ On-time Performance
■ Completion Factor

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information known to the Company regarding the beneficial ownership of its common stock as of March 21, 2025, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each of our directors and nominees, (iii) each of our named executive officers and (iv) all of our executive officers and directors serving as of March 21, 2025, as a group. We have one class of voting securities outstanding which is entitled to one vote per share, subject to the limitations on voting by non-U.S. citizens described below under "Additional Information."

Executive Officers and Directors—Name of Beneficial Owner	Common Stock Beneficially Owned and Shares Individuals Have the Right to Acquire within 60 Days[1]	Total[2]	Percentage of Class
Joanna Geraghty	520,096	1,878,442	*
Martin St. George	85,147	554,655	*
Ursula Hurley	248,669	1,078,851	*
Warren Christie	177,429	613,002	*
Carol Clements	166,806	605,221	*
Peter Boneparth	60,398	144,890	*
Monte Ford	45,385	75,837	*
Ellen Jewett	58,764	131,354	*
Robert Leduc	6,530	84,595	*
Jesse Lynn	—	51,710	*
Teri McClure	42,713	61,310	*
Sean Menke	—	26,723	*
Steven Miller	—	51,710	*
Nikhil Mittal	116,443	162,998	*
Sarah Robb O'Hagan	25,266	90,243	*
Vivek Sharma	45,385	82,707	*
Thomas Winkelmann	13,379	118,370	*
All executive officers and directors as a group (19 persons)	**1,099,140**	**4,163,964**	**1.18%**
5% Stockholders — Name of Beneficial Owner			
BlackRock Inc.[3]	51,996,013		14.67%
Galkin Revocable Trust[4]	34,609,605		9.77%
Icahn Capital LP[5]	33,621,735		9.49%
Vladimir Galkin and Angelica Galkin[6]	31,962,793		9.02%
FMR LLC[7]	21,019,549		5.93%

* *Represents ownership of less than one percent.*

(1) Beneficial ownership is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. Shares of common stock issuable upon the exercise of options or warrants or upon the conversion of convertible securities that are immediately exercisable or convertible or that will become exercisable or convertible within 60 days of March 21, 2025 are deemed beneficially owned by the beneficial owner of such options, warrants or convertible securities and are deemed outstanding for the purpose of computing the percentage of shares beneficially owned by the person holding such instruments, but are not deemed outstanding for the purpose of computing the percentage of any other person. This column lists beneficial ownership of voting securities as calculated under SEC rules. Except as otherwise indicated in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table is c/o JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101. All executive officers and directors as a group beneficially own, or have the right to acquire within 60 days of March 21, 2025, 0.31% of the outstanding common stock. A total of 354,339,854 shares of common stock were outstanding on March 21, 2025, pursuant to rule 13d-3(d)(1) under the Exchange Act.

(2) This column shows the individual's total JetBlue stock-based holdings, including the voting securities shown in the "Common Stock Beneficially Owned and Shares Individuals Have the Right to Acquire within 60 Days" column (as described in footnote 1), plus non-voting interests including, as appropriate, deferred stock units, performance stock units and restricted stock units which will not vest or become exercisable within 60 days of March 21, 2025. If all of the equity represented in the Total column were to vest (with no equity cancelled or forfeited), all executive officers and directors, as a group, would own 1.18% of the outstanding common stock.

(3) The information reported is based on a Schedule 13G/A, as filed with the SEC on November 8, 2024, in which BlackRock, Inc. and certain of its subsidiaries reported that they held sole voting power over 51,996,013 shares and sole dispositive power over 46,651,828 shares. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4) The information reported is based on a Schedule 13D, as filed with the SEC on September 5, 2024, in which Vladimir Galkin and Angelica Galkin reported that they had sole voting power 0 shares, sole dispositive power over 0 shares and shared voting and dispositive power over 34,609,605 shares. The principal business address is 10900 NW 97th Street, #102, Miami, FL 33178.

(5) The information reported is based on a Schedule 13D/A, as filed with the SEC on February 19, 2025, in which Carl C. Icahn and affiliated entities (collectively, the "Icahn Group") reported that they held shared voting and dispositive power over 33,621,735 shares. The principal business address of 560 State Street LLC is 312 Walnut Street, Suite 2000, Cincinnati, OH 45202 and the principal business address of each other member of the Icahn Group is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

(6) The information reported is based on a Schedule 13G/A, as filed with the SEC on November 12, 2024, in which The Vanguard Group reported that it held shared voting power over 157,001 shares, sole dispositive power over 31,962,793 shares, and shared dispositive power over 326,712 shares. The principal business address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(7) The information reported is based on a Schedule 13G, as filed with the SEC on February 12, 2025, in which FMR LLC and certain of its affiliates reported that FMR LLC, a parent holding company, had sole voting power over 20,875,328 and sole dispositive power over 21,019,548 shares and shared dispositive power over 0 shares. The principal business address of FMR LLC is 245 Summer Street, Boston, MA 02210.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act and the rules promulgated thereunder require our executive officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and to furnish to us copies of all such filings. Based solely upon our review of the copies of such reports furnished to the Company and written representations that no other reports were required, there were no late filings of any ownership reports under Section 16(a), except that (i) a Form 4 for Sean Menke, who is one of our independent directors, reporting an initial award of deferred stock units on October 22, 2024, and (ii) a Form 4 for Eileen McCarthy, General Counsel and Corporate Secretary, who is one of our executive officers, reporting an initial award of restricted stock units on October 22, 2024, were each filed one day late.

MANAGEMENT PROPOSAL 3

RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2025



What am I voting on?

- Stockholders are being asked to ratify the selection of Ernst & Young LLP, a registered public accounting firm, to serve as the Company's independent auditors for the fiscal year ending December 31, 2025. Although the Audit Committee has the sole authority to appoint the independent auditors, as a matter of good corporate governance, the Board submits its selection of the independent registered public accounting firm to our stockholders for ratification. If the stockholders should not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment.

Voting recommendation:

- **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2025.

The Audit Committee has the sole authority and responsibility to hire, evaluate and, where appropriate, replace the Company's independent auditors and, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation and general oversight of the work of the independent auditors.

The Audit Committee has appointed Ernst & Young LLP ("EY") to serve as the independent registered public accounting firm to audit the Company's consolidated financial statements and internal control over financial reporting for the fiscal year ending December 31, 2025. EY has served as the Company's independent auditors since 2001.

We expect that representatives of EY will be present at the annual meeting to respond to appropriate questions from stockholders and make a statement if desired.

Audit Committee Matters

Annual Evaluation and Appointment of Independent Auditors

In executing its responsibilities, the Audit Committee engages in an annual evaluation of EY's qualifications, performance and independence, and considers whether continued retention of EY as the Company's independent registered public accounting firm is in the best interest of the Company. The Audit Committee is also involved in the selection of EY's lead engagement partner. While EY has been retained as the Company's independent registered public accounting firm continuously since 2001, in accordance with SEC rules and EY's policies, the firm's lead engagement partner rotates every five years. In assessing EY's qualifications, performance and independence in 2024, the Audit Committee considered, among other things:

- EY's global capabilities;

- EY's significant institutional knowledge and deep expertise of the Company's business, accounting policies and practices and internal control over financial reporting to enhance audit quality;

- EY's capability, expertise and efficiency in handling the breadth and complexity of the Company's domestic and international operations, including of the lead audit partner and other key engagement partners;

- the quality and candor of EY's communications with the Audit Committee and leadership;

- EY's independence policies and its processes for maintaining its independence;

- the quality and efficiency of the services provided by EY, including input from leadership on EY's performance and how effectively EY demonstrated its independent judgment, objectivity and professional skepticism;

- external data on audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on EY and its peer firms;

- the appropriateness of EY's fees, including those related to non-audit services;

- EY's tenure as the Company's independent auditor and its depth of understanding of the Company's global business, operations and systems, accounting policies and practices, including the potential effect on the financial statements of the major risks and exposures facing the Company, and internal control over financial reporting;

- EY's demonstrated professional integrity and objectivity, including through rotation of the lead audit partner and other key engagement partners;

- any material issues raised by the most recent internal quality control review, or peer review; and

- the advisability and potential impact of selecting a different independent public accounting firm.

Benefits of Longer Tenure	Independence Controls
Enhanced audit quality – We believe EY's significant institutional knowledge and deep expertise of the Company's global business, accounting policies and practices and internal control over financial reporting enhance audit quality. Competitive fees – Because of EY's familiarity with the Company, audit and other fees are competitive with peer companies. Avoid costs associated with new auditor – We believe bringing on new independent auditors would be costly and require a significant time commitment, which could lead to leadership distractions.	Audit Committee oversight – Oversight includes regular private sessions with EY, discussion with EY about the scope of audit and business imperatives, a comprehensive annual evaluation when determining whether to reengage EY and direct involvement by the Audit Committee and its Chair in the selection of the new EY lead assurance engagement partner in connection with the mandated rotation of that position. Limits on non-audit services – The Audit Committee pre-approves audit and permissible non-audit services provided by EY in accordance with its pre-approval policy. EY's internal independence process – EY conducts periodic internal reviews of its audit and other work, assesses the adequacy of partners and other personnel working on the Company's account and rotates the engagement partners, consistent with its independence requirements. A new lead engagement partner was appointed commencing with the 2019 audit. Strong regulatory framework – EY, as an independent registered public accounting firm, is subject to PCAOB inspections, "Big 4" peer reviews and PCAOB and SEC oversight.

Based on this evaluation, the Audit Committee and the Board determined that retaining EY to serve as independent auditors for the fiscal year ending December 31, 2025 is in the best interests of the Company and its stockholders. While the Audit Committee is responsible for the appointment, compensation, retention and oversight of EY as our independent registered public accounting firm, the Board is submitting the selection of EY to the stockholders for ratification.

Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the appointment of EY as our independent registered public accounting firm for the year ending December 31, 2025. If the appointment of EY is not ratified by the stockholders, the Audit Committee will reconsider the matter. Even if the appointment of EY is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change is in the Company's best interests.

Fees to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by EY for the years ended December 31, 2024 and 2023, respectively, and fees billed for other services rendered by EY during those periods.

	2024 ($)	2023 ($)
Audit fees[1]	3,251,000	2,469,000
Audit-related fees[2]	53,000	454,000
Tax fees[3]	129,000	116,000
TOTAL	**3,433,000**	**3,039,000**

(1) *Audit fees include fees for services associated with the annual audits of JetBlue's consolidated financial statements and internal controls over financial reporting, reviews of JetBlue's quarterly reports on Form 10-Q, accounting consultations pertaining to matters related to the audits or interim reviews, registration statements filed with the SEC and statutory audit requirements.*

(2) *Audit-related fees include fees for services that are reasonably related to the performance of the audit or interim financial statement review and are not reported under Audit fees.*

(3) *Tax fees include fees for services primarily related to preparation of JetBlue's income tax and non-income tax returns (e.g., VAT), within the U.S., Puerto Rico, and other jurisdictions in the Caribbean.*

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax and other services performed by our independent registered public accounting firm. This policy provides for pre-approval by the Audit Committee of all audit and permissible non-audit services before the firm is engaged to perform such services. The Audit Committee is authorized from time to time to delegate to one of its members the authority to grant pre-approval of permitted non-audit services, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full Audit Committee. All of the services of EY for 2024 and 2023 described above were pre-approved by the Audit Committee.

The affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the annual meeting is required to ratify the appointment of the independent registered public accounting firm.

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE **"FOR"** RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors currently consists of six outside Directors: Robert Leduc, who serves as the Chair of the Committee, Ellen Jewett, Jesse Lynn, Sean Menke, Steven Miller and Nik Mittal, each of whom is an independent director under Nasdaq and Securities and Exchange Commission (the "SEC") rules, including the enhanced independence requirements applicable to audit committee members, and meets the standards for committee independence as set forth in JetBlue's Corporate Governance Guidelines.

During 2024, the Audit Committee met nine times and fulfilled each of its duties and powers described in its written charter (available on our website at http://investor.jetblue.com under the "Governance – Governance Documents" section), including assisting the Board in overseeing the:

- integrity of JetBlue's financial statements;
- appointment, compensation, qualifications, independence and performance of JetBlue's registered public accounting firm;
- compliance with ethics policies and legal and regulatory requirements by JetBlue;
- performance of JetBlue's internal audit function; and
- financial reporting process and the systems of internal accounting and financial controls.

The Audit Committee reviews and assesses the adequacy of its charter on an annual basis and recommends proposed changes, as appropriate, to address changes in regulatory requirements, authoritative guidance, evolving oversight practices and investor feedback.

The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of JetBlue's financial statements.

The Audit Committee is responsible for the appointment, termination, compensation, and oversight of the work performed by JetBlue's independent registered public accounting firm, Ernst & Young LLP ("EY"). In fulfilling its oversight responsibility, the Audit Committee carefully reviews the policies and procedures for the engagement of the independent registered public accounting firm, including the scope of the audit, audit fees, auditor independence matters, performance of the independent auditors, and the extent to which the independent registered public accounting firm may be retained to perform non-audit services. In fulfilling its responsibilities, the Audit Committee held meetings throughout 2024 with EY in private without members of leadership present.

EY is responsible for performing an independent audit of JetBlue's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report relating to their audit; as well as expressing an opinion on (i) leadership's assessment of the effectiveness of internal control over financial reporting and (ii) the effectiveness of internal control over financial reporting. Leadership has the primary responsibility for the Company's financial statements and financial reporting process, including establishing, maintaining and evaluating disclosure controls and procedures and establishing, maintaining and evaluating internal control over financial reporting.

JetBlue maintains an auditor independence policy that, among other things, prohibits JetBlue's independent registered public accounting firm from performing non-financial consulting services, such as information technology consulting and internal audit services. This policy mandates that the Audit Committee approve in advance the audit and permissible non-audit services to be performed by the independent registered public accounting firm and the related budget, and that the Audit Committee be provided with quarterly reporting on actual spending. This policy also mandates that JetBlue may not enter into engagements with JetBlue's independent registered public accounting firm for non- audit services without the express pre-approval of the Audit Committee.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and the independent registered public accounting firm, with and without leadership present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2024 with JetBlue's leadership and EY. The Audit Committee has also discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee also has received and reviewed the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding EY's communications with the Audit Committee concerning independence and has discussed with EY its independence.

Based on the reviews and discussions referred to above, in the exercise of its business judgment, the Audit Committee recommended to the Board that the audited financial statements referred to above be included in JetBlue's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC. In addition, the Audit Committee has approved the appointment of EY as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. The Board has directed that this appointment be submitted to the stockholders for ratification.

The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. While the Audit Committee believes that the charter in its present form is adequate, it may in the future recommend to the Board amendments to the charter as it may deem necessary or appropriate.

Audit Committee of JetBlue

Robert Leduc, Chair
Ellen Jewett
Jesse Lynn
Sean Menke
Steven Miller
Nik Mittal

The Audit Committee Report does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates the Audit Committee Report by reference therein.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

What is the record date?

The record date (the "Record Date") for the 2025 virtual annual meeting is March 21, 2025. On the Record Date, there were 354,339,854 shares of our common stock outstanding and there were no outstanding shares of any other class of stock.

Who is entitled to vote?

Only stockholders of record at the close of business on the Record Date are entitled to vote at the annual meeting and any postponement(s) or adjournment(s) thereof. Holders of shares of common stock as of the record date are entitled to cast one vote per share on all matters.

What is a difference between holding shares as a holder of record and as a beneficial owner?

Most of our stockholders hold their shares in an account at a brokerage firm, bank, broker-dealer or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially through a bank, broker or other nominee.

Stockholder of Record

If on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record (also known as a "registered holder"). As the stockholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote via the Internet at the annual meeting. Whether or not you plan to attend the annual meeting via the Internet, please complete, date and sign the enclosed proxy card and provide specific voting instructions to ensure that your shares will be voted at the annual meeting.

Beneficial Owner

If on the Record Date, your shares were held in an account at a brokerage firm, bank, broker-dealer or other similar organization, you are considered the beneficial owner of shares held "in street name," and the notice of the annual meeting is being forwarded to you by that organization, which is considered the stockholder of record for purposes of voting at the annual meeting. As the beneficial owner, you have the right to instruct your nominee holder on how to vote your shares and to attend the annual meeting. However, since you are not the stockholder of record, you may not vote these shares via the Internet at the annual meeting unless you receive a valid proxy from your brokerage firm, bank, broker-dealer or other nominee holder. To obtain such proxy, you must make a special request to your brokerage firm, bank, broker-dealer or other nominee holder. If you do not make this request, you can still vote by completing your proxy card and delivering the proxy card to your nominee holder; however, you will not be able to vote online during the annual meeting.

How do I vote?

Registered holders may vote:

- By Internet: go to *www.proxyvote.com;*
- By telephone: call 1-800-690-6903 (toll-free); or
- By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

Pursuant to rules adopted by the SEC, the Company has elected to provide access to its proxy materials over the Internet. Accordingly, the Company is sending its Notice of the Internet Availability of proxy materials for the 2025 annual meeting of stockholders (the "Notice") to the Company's stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. The Board encourages you to take advantage of the availability of the proxy materials on the Internet.

What does it mean if I receive more than one proxy card?

If your shares are registered differently or are held in more than one account, you will receive more than one proxy card. Please sign and return all proxy cards to ensure that all of your shares are voted.

How will my shares be voted at the annual meeting if I do not specify on the proxy card how I want my shares to be voted?

If you are the record holder of your shares and do not specify on your proxy card (or when giving your proxy by telephone or the Internet) how you want to vote your shares, your shares will be voted:

- **FOR** the election of each of the thirteen director candidates nominated by the Board of Directors;

- **FOR** approval, on an advisory basis, of the compensation of our named executive officers;

- **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and

- in accordance with the best judgment of the named proxies on any other matters properly brought before the 2025 virtual annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want your shares to be voted, your shares may not be voted by the record holder (such as your bank, broker or other nominee) and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the Company's independent auditors. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to such record holder as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What can I do if I change my mind after I vote?

Any proxy may be revoked at any time prior to its exercise at the 2025 annual meeting. A stockholder who delivers an executed proxy pursuant to this solicitation may revoke it at any time before it is exercised by: (i) executing and delivering a later-dated proxy card to our corporate secretary prior to the annual meeting; (ii) delivering written notice of revocation of the proxy to our corporate secretary prior to the annual meeting; (iii) voting again by telephone, by mobile device or over the Internet prior to 11:59 p.m., Eastern Daylight Time, on May 13, 2025; or (iv) attending and voting via the Internet at the 2025 virtual annual meeting. Attendance at the 2025 virtual annual meeting, in and of itself, will not constitute a revocation of a proxy. If you hold your shares through a broker, bank, or other nominee, you may revoke any prior voting instructions by contacting that firm or by voting online during the 2025 virtual annual meeting.

What vote is required to adopt each of the proposals?

Proposal 1: Election of Directors

Directors will be elected by a majority of the votes cast at the annual meeting. If a quorum is present, a nominee for election to a position on the Board will be elected if the number of shares voted "for" that nominee exceeds 50 percent of the number of votes cast with respect to the election of that nominee. However, a director who fails to receive the required number of votes at the next annual meeting of stockholders at which he or she faces reelection is required to tender his or her resignation to the Board and the Board (excluding the director in question) shall, within 90 days after certification of the election results, decide whether to accept the director's resignation through a process overseen by the Governance and Nominating Committee (and excluding the director in question from all Board and Committee deliberations). The Board shall promptly disclose its decision and, if applicable, the reasons for rejecting the resignation in a filing with the SEC or in a press release that is widely disseminated. As discussed above, if your broker holds shares in your name and delivers this Proxy Statement to you, the broker is not entitled to vote your shares on this proposal without your instructions. Abstentions and broker non-votes are not counted as votes cast and therefore will have no effect on determining whether the required majority vote has been attained.

Proposal 2: Approval, on an advisory basis, of the compensation of our named executive officers

The affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the annual meeting is required to approve the advisory vote on executive compensation. The results of this vote are not binding on the Board. In evaluating the stockholder vote on an advisory proposal, the Board will consider the voting results in their entirety. Abstentions will be counted as present for the purposes of this vote, and therefore will have the same effect as a vote against this proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

Proposal 3: Ratification of selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025

The affirmative vote of the holders of a majority of the stock having voting power present in person or represented by proxy at the annual meeting is required to ratify the appointment of the independent registered public accounting firm. Abstentions will be counted as present for the purposes of this vote, and therefore will have the same effect as a vote against the proposal. Broker non-votes are not applicable with respect to this proposal, because brokers have discretionary authority vote on routine matters, as described below.

What is a quorum?

To carry on the business of the annual meeting, a minimum number of shares, constituting a quorum, must be present. The quorum for the 2025 virtual annual meeting is a majority of the issued and outstanding common stock of the Company as of the Record Date present in person or represented by proxy.

Abstentions and "broker non-votes" (which are explained under "What are broker non-votes?") are counted as present to determine whether there is a quorum for the 2025 virtual annual meeting.

What are broker non-votes?

A "broker non-vote" occurs when a beneficial owner of shares held by a broker, bank or other nominee fails to provide such record holder with voting instructions on any non-routine matters brought to a vote at the annual meeting. If you are a beneficial owner whose shares are held of record by a broker, your broker has discretionary voting authority to vote your shares only on routine matters, such as the ratification of appointment of our independent registered public accounting firm (Proposal 3), even if the broker does not receive voting instructions from you. Non-routine matters include the election of directors (Proposal 1) and the advisory vote to approve the compensation of our named executive officers (Proposal 2). Your broker does not have discretionary authority to vote on non-routine matters without instructions from you, in which case a "broker non-vote" will occur and your shares will not be voted on these matters.

How do foreign owners vote?

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our Amended and Restated Certificate of Incorporation and our Bylaws restrict foreign ownership of shares of our common stock. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not United States citizens. Our Bylaws provide that no shares of our common stock may be voted by or at the direction of non-citizens unless such shares are registered on a separate stock record, which we refer to as the foreign stock record. Our Bylaws further provide that no shares of our common stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law. Any holder of JetBlue common stock who is not a United States citizen and has not registered its shares on the foreign stock record maintained by us will not be permitted to vote its shares at the annual meeting. The enclosed proxy card contains a certification that by signing the proxy card

or voting by telephone or electronically, the stockholder certifies that such stockholder is a United States citizen as that term is defined in the Federal Aviation Act or that the shares represented by the proxy card have been registered on our foreign stock record. As of the Record Date for the 2025 annual meeting, shares representing less than 25% of our total outstanding voting stock are registered on the foreign stock record.

Under Section 40102(a)(15) of the Federal Aviation Act, the term "citizen of the United States" is defined as: (i) an individual who is a citizen of the United States, (ii) a partnership each of whose partners is an individual who is a citizen of the United States, or (iii) a corporation or association organized under the laws of the United States or a state, the District of Columbia or a territory or possession of the United States of which the president and at least two-thirds of the Board of Directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

Who pays for soliciting the proxies?

We pay the cost of soliciting the proxies. We have retained Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower Stamford, CT 06902, USA, a professional soliciting organization, to assist in soliciting proxies from brokerage firms, custodians and other fiduciaries. The Company expects the proxy solicitation fees for Morrow Sodali to be $10,000. In addition, our directors, officers and associates may, without additional compensation, also solicit proxies by mail, telephone, email, personal contact, facsimile or through similar methods. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of our stock.

Stockholders who have any questions regarding voting procedures can contact Morrow Sodali at (800) 662-5200.

In connection with our solicitation of proxies for our 2025 annual meeting of stockholders, we intend to file a proxy statement and WHITE proxy card with the SEC. Stockholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed with the SEC without charge from the SEC's website at: *www.sec.gov*.

How can I attend the 2025 virtual annual meeting?

The 2025 annual meeting is being held as a virtual only meeting this year. If you are a stockholder of record as of the Record Date, you may attend, vote and ask questions virtually at the meeting by logging in at *www.virtualshareholdermeeting.com/jblu2025* and providing your control number. This control number is included in the Notice or on your proxy card.

If you are a stockholder holding your shares in "street name" as of the Record Date, you may gain access to the meeting by following the instructions in the voting instruction card provided by your broker,

bank or other nominee. You may not vote your shares via the Internet at the annual meeting unless you receive a valid proxy from your brokerage firm, bank, broker-dealer or other nominee holder. If you were not a stockholder as of the Record Date, you may still listen to the 2025 virtual annual meeting, but will not be able to ask questions or vote at the meeting.

The audio broadcast of the 2025 virtual annual meeting will be archived at *www.virtualshareholdermeeting.com/jblu2025* for at least one year.

Why is this annual meeting virtual only?

We are holding a virtual only meeting this year because we value innovation and welcome expanded access, improved communication and cost savings for our stockholders and the Company that is afforded by the virtual format. As we have learned in the past, hosting a virtual meeting enables increased stockholder attendance and participation from locations around the world, which provides for a more meaningful forum. In addition, the virtual format allows us to communicate more effectively via a

pre-meeting portal that stockholders can enter by visiting *www.proxyvote.com* and logging in with control number. We encourage you to log on in advance and ask any questions you may have, which we will try to answer during the meeting. We recommend that you log in to the Virtual Stockholder Meeting at *www.virtualshareholdermeeting.com/jblu2025* a few minutes before the scheduled meeting time on May 14, 2025 to ensure you are logged in when the meeting starts.

What if during the check-in time or during the annual meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting at or during the meeting time, please call the technical support number that will be posted on the Virtual Stockholder Meeting webpage.

Will there be a question and answer session during the annual meeting?

As part of the virtual annual meeting, we will hold a live Q&A session, during which we intend to answer questions submitted online during or prior to the meeting that are pertinent to JetBlue and the meeting matters, as time permits. Only stockholders that have accessed the annual meeting as a stockholder by following the procedures outlined above in "How can I attend the annual meeting?" will be permitted to submit questions before or during the annual meeting. If you have questions, you may type them into the dialog box provided at any point during the meeting (until the floor is closed to questions). We ask that each stockholder limit questions to no more than two. Questions should be succinct and only cover a single topic. We will not address questions that are, among other things:

- irrelevant to the business of the Company or to the business of the 2025 annual meeting;
- related to material non-public information of the Company, including the status or results of our business since our last earnings release;
- related to any pending, threatened or ongoing litigation;
- related to personal grievances;
- derogatory references to individuals or that are otherwise in bad taste;
- substantially repetitious of questions already made by another stockholder;
- in excess of the two question limit;
- in furtherance of the stockholder's personal or business interests; or
- out of order or not otherwise suitable for the conduct of the annual meeting as determined by the meeting chair or Corporate Secretary in their reasonable judgment.

Additional information regarding the Q&A session will be available in the "Rules of Conduct" available on the Virtual Stockholder Meeting webpage for stockholders that have accessed the annual meeting as a stockholder by following the procedures outlined above in "How can I attend the annual meeting?"

What is "householding" and how does it affect me?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. We and some brokers household proxy materials, delivering a single proxy statement or annual report to multiple stockholders sharing an address, unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or annual report, please notify us by sending a written request to Investor Relations, JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101 or by calling us at (718) 286-7900. You may also notify us to request delivery of a single copy of our annual report or proxy statement if you currently share an address with another stockholder and are receiving multiple copies of our annual report or proxy statement.

Is there a list of stockholders entitled to vote at the annual meeting?

The names of stockholders entitled to vote at the virtual annual meeting will be available at the annual meeting and for ten days prior to the annual meeting for any purpose germane to the annual meeting, between the hours of 9:00 a.m. and 4:30 p.m. (Eastern Daylight Time), at our principal executive offices at 27-01 Queens Plaza North, Long Island City, New York 11101, by contacting our General Counsel. The list of these stockholders will also be available for examination by our stockholders during the virtual annual meeting on the Virtual Stockholder Meeting webpage for stockholders that have accessed the annual meeting as a stockholder by following the procedures outlined above in "How can I attend the annual meeting?"

When will the voting results be announced?

We will announce preliminary voting results at the annual meeting. We will report final results on our website at *www.jetblue.com* and in a filing with the SEC on a Form 8-K.

OTHER MATTERS

As of the date of this Proxy Statement, we do not know of any other matters that may be presented for consideration at the annual meeting other than the items set forth in the notice of annual meeting above. If any other matter is properly brought before the annual meeting for action by stockholders, proxies in the enclosed form returned to the Company will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

ADDITIONAL INFORMATION

Deadline for Receipt of Stockholder Proposals to be Presented at the 2026 Annual Meeting

Pursuant to our Bylaws, stockholders who wish to submit a proposal (including a director nomination) that is not to be included in the proxy materials for the 2026 annual meeting of stockholders must do so no earlier than January 14, 2026 (120 days prior to May 14, 2026, the one year anniversary of the annual meeting) and no later than February 13, 2026 (90 days prior to May 14, 2026). In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act by the foregoing deadline for submitting director nominations under our Bylaws.

The foregoing Bylaw provisions do not affect a stockholder's ability to submit a proposal for inclusion in our proxy statement pursuant to Rule 14a-8 of the SEC's proxy rules. Stockholders who intend to have proposals considered for inclusion in our proxy materials for presentation at our 2026 annual meeting pursuant to Rule 14a-8 under the Exchange Act must be received at our principal executive offices addressed to the General Counsel and Corporate Secretary, JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, New York 11101, on or before December 3, 2025 (120 days prior to April 2, 2026, the one year anniversary of the 2025 proxy mailing).

The Board has implemented proxy access provisions in our Bylaws, which permit a stockholder, or a group of up to 20 stockholders owning continuously 3% or more of the Company's outstanding common stock for at least three years to nominate and include in the Company's proxy materials for an annual stockholder meeting up to 20% of the Board (or if such amount is not a whole number, the closest whole number below 20%, but not less than two directors) if such nominating stockholder(s) and nominee(s) satisfy the requirements set forth in our Bylaws. To be timely, the notice must not be received earlier than December 15, 2025 (150 days prior to May 14, 2026, the one year anniversary of the 2024 annual meeting), nor later than January 14, 2026 (120 days prior to May 14, 2026). The notice must contain the information required by our Bylaws.

A copy of our Bylaws is available upon request to: General Counsel and Corporate Secretary, JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, NY 11101. The officer presiding at the meeting may exclude matters that are not properly presented in accordance with these requirements.

Annual Report to Stockholders

The 2024 Annual Report to Stockholders (which is not a part of our proxy soliciting materials), is being mailed with this Proxy Statement to those stockholders that received a copy of the proxy materials in the mail. For those stockholders that received the Notice of Internet Availability of proxy materials, this Proxy Statement and our 2024 Annual Report to Stockholders are available on our website at *www.jetblue.com*. Additionally, and in accordance with SEC rules, you may access our Proxy Statement at *www.proxyvote.com*, a "cookie-free" website that does not identify visitors to the site. A copy of the Company's Annual Report on Form 10-K filed with the SEC will be provided to stockholders without charge upon written request directed to our General Counsel, JetBlue Airways Corporation, 27-01 Queens Plaza North, Long Island City, NY 11101. The Company's copying costs will be charged if exhibits to the 2024 Annual Report on Form 10-K are requested. The Company makes available on or through our website free of charge our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after filing.

Forward-Looking Information

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements other than statements of historical facts contained in this Proxy Statement may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "expects," "plans," "intends," "anticipates," "indicates," "remains," "believes," "estimates," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "goals," "targets" or the negative of these terms or other similar expressions. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. Forward-looking statements contained in this Proxy Statement include, without limitation, statements regarding our outlook and future results of operations, including our profitability goals, our business strategy and plans for future operations, including our cost savings initiatives, current plan, considerations, expectations and determinations regarding future compensation programs.

Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. You should understand that many important factors, in addition to those discussed or incorporated by reference in this Proxy Statement, could cause our results to differ materially from those expressed in the forward-looking statements. Further information concerning these and other factors is contained in our filings with the SEC, including but not limited to in our Annual Report on Form 10-K for the year ended December 31, 2024, as updated by our other SEC filings. In light of these risks and uncertainties, the forward-looking events discussed in this Proxy Statement might not occur. Our forward-looking statements speak only as of the date of this Proxy Statement. Other than as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

By Order of the Board of Directors,

Eileen McCarthy
General Counsel and Corporate Secretary

April 2, 2025
Long Island City, New York

APPENDIX A
NON-GAAP FINANCIAL MEASURES

We report our financial results in accordance with GAAP; however, we present certain non-GAAP financial measures in this Proxy Statement. Non-GAAP financial measures are financial measures that are derived from the consolidated financial statements, but that are not presented in accordance with GAAP. We present these non-GAAP financial measures because we believe they provide useful supplemental information that enables a meaningful comparison of our results to others in the airline industry and our prior year results. Investors should

consider these non-GAAP financial measures in addition to, and not as a substitute for, our financial measures prepared in accordance with GAAP. Further, our non-GAAP information may be different from the non-GAAP information provided by other companies. The information below provides an explanation of each non-GAAP financial measure and shows a reconciliation of each such non-GAAP financial measure to its most directly comparable GAAP financial measure.

Operating Expenses, excluding Fuel and Related Taxes, other Non-Airline Operating Expenses, and Special Items ("Operating Expenses ex-fuel") and Operating Expense ex-fuel per Available Seat Mile ex-fuel ("CASM ex-fuel")

Operating Expenses per Available Seat Mile ("CASM") is a common metric used in the airline industry. Our CASM for the relevant periods are summarized in the table below. We exclude aircraft fuel and related taxes, operating expenses related to other non-airline businesses, such as JetBlue Ventures and JetBlue Travel Products, and special items from total operating expenses to determine Operating Expenses ex-fuel, which is a non-GAAP financial measure, and we exclude the same items from CASM to determine CASM ex-fuel, which is also a non-GAAP financial measure. We believe the impact of these special items distorts our overall trends and that our metrics are more comparable with the presentation of our results excluding such impact.

Special items for 2024 include Spirit-related costs, union contract costs, voluntary opt-out costs, Embraer E190 fleet transition costs, and other special items.

Special items for 2023 include Spirit-related costs and union contract costs.

Special items for 2022 include Sprit costs, union contract costs and Embraer E190 fleet transition costs.

We believe that Operating Expenses ex-fuel and CASM ex-fuel are useful for investors because they provide investors the ability to measure our financial performance excluding items that are beyond our control, such as fuel costs, which are subject to many economic and political factors, as well as items that are not related to the generation of an available seat mile, such as operating expense related to certain non-airline businesses and special items. We believe these non-GAAP measures are more indicative of our ability to manage airline costs and are more comparable to measures reported by other major airlines.

NON-GAAP FINANCIAL MEASURE RECONCILIATION OF OPERATING EXPENSE AND OPERATING EXPENSE PER ASM (CASM), EXCLUDING FUEL

(in millions; per ASM data in cents)	2024 $	per ASM	2023 $	per ASM	2022 $	per ASM
Total operating expenses	$ 9,963	15.08	$ 9,845	14.37	$ 9,456	14.67
Less:						
Aircraft fuel	2,343	3.55	2,807	4.10	3,190	4.95
Other non-airline expenses	60	0.09	64	0.09	55	0.08
Special items	591	0.89	197	0.29	113	0.18
Operating expenses, excluding fuel	$ 6,969	10.55	$ 6,777	9.89	$ 6,098	9.46
Percent change		6.6%		4.6%		

With respect to JetBlue's CASM ex-fuel guidance, we are unable to provide a reconciliation of the non-GAAP financial measure to GAAP CASM, the most directly comparable GAAP measure, because the quantification of certain excluded items reflected in the CASM ex-fuel guidance cannot be calculated or predicted at this time without unreasonable efforts. The reconciling information that is unavailable would include a forward-looking range of financial performance measures beyond our control, such as fuel costs, which are subject to many economic and political factors. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.

Operating Expense, Operating Margin, Pre-Tax Loss, Pre-Tax Margin, Net Loss and Loss per Share, excluding Special Items, Gain (Loss) on Investments and Gain on Debt Extinguishments

Our GAAP results in the applicable periods were impacted by credits and charges that are deemed special items.

Special items for 2024 include Spirit-related costs, union contract costs, voluntary opt-out costs, Embraer E190 fleet transition costs, and other special items.

Special items for 2023 include Spirit-related costs and union contract costs.

Special items for 2022 include Sprit costs, union contract costs and Embraer E190 fleet transition costs.

Certain net gains and losses on our investments were also excluded from our 2024, 2023 and 2022 non-GAAP results.

We believe the impact of these items distort our overall trends and that our metrics are more comparable with the presentation of our results excluding the impact of these items. The table below provides a reconciliation of our GAAP reported amounts to the non-GAAP amounts excluding the impact of these items for the periods presented.

NON-GAAP FINANCIAL MEASURE RECONCILIATION OF OPERATING EXPENSE, OPERATING LOSS, ADJUSTED OPERATING MARGIN, PRE-TAX LOSS, ADJUSTED PRE-TAX MARGIN, NET LOSS, LOSS PER SHARE, EXCLUDING SPECIAL ITEMS, GAIN (LOSS) ON INVESTMENTS AND GAIN ON DEBT EXTINGUISHMENTS

(in millions except percentages)	Year Ended December 31,		
	2024	2023	2022
Total operating revenues	$ 9,279	$ 9,615	$ 9,158
RECONCILIATION OF OPERATING EXPENSE			
Total operating expenses	$ 9,963	$ 9,845	$ 9,456
Less: Special items	591	197	113
Total operating expenses excluding special items	$ 9,372	$ 9,648	$ 9,343
RECONCILIATION OF OPERATING LOSS			
Operating loss	$ (684)	$ (230)	$ (298)
Add back: Special items	591	197	113
Operating loss excluding special items	$ (93)	$ (33)	$ (185)
RECONCILIATION OF OPERATING MARGIN			
Operating Margin	(7.4)%	(2.4)%	(3.3)%
Operating loss excluding special items	$ (93)	$ (33)	$ (185)
Total operating revenues	9,279	9,615	9,158
Adjusted Operating Margin	(1.0)%	(0.3)%	(2.0)%
RECONCILIATION OF PRE-TAX LOSS			
Loss before income taxes	$ (897)	$ (334)	$ (437)
Add back: Special items	591	197	113
Less: Gain (loss) on investments, net	(27)	9	(9)
Less: Gain on debt extinguishments	22	–	–

(in millions except percentages)	Year Ended December 31,		
	2024	2023	2022
Loss before income taxes excluding special items, gain (loss) on investments and gain on debt extinguishments	$ (301)	$ (146)	$ (315)
RECONCILIATION OF PRE-TAX MARGIN			
Pre-tax margin	(9.7)%	(3.5)%	(4.8)%
Loss before income taxes excluding special items	$ (301)	$ (146)	$ (315)
Total operating revenues	9,279	9,615	9,158
Adjusted pre-tax margin	(3.2)%	(1.5)%	(3.4)%

(in millions except per-share amounts)	Year Ended December 31,		
	2024	2023	2022
RECONCILIATION OF NET LOSS			
Net loss	$ (795)	$ (310)	$ (362)
Add back: Special items	591	197	113
Less: Income tax benefit related to special items	45	31	19
Less: Gain (loss) on investments, net	(27)	9	(9)
Less: Income tax benefit (expense) related to gain (loss) on investments, net	6	(2)	1
Less: Gain on debt extinguishments	22	–	–
Less: Income tax expense related to gain on debt extinguishments	(5)	–	–
Net loss excluding special items, gain (loss) on investments and gain on debt extinguishments	$ (245)	$ (151)	$ (260)
CALCULATION OF LOSS PER SHARE			
Loss per common share:			
Basic	$ (2.30)	$ (0.93)	$ (1.12)
Add back: Special items	1.71	0.59	0.35
Less: Income tax expense related to special items	0.13	0.09	0.06
Less: Gain (loss) on investments, net	(0.08)	0.03	(0.03)
Less: Income tax benefit (expense) related to gain (loss) on investments, net	0.02	(0.01)	–
Less: Gain on debt extinguishments	0.06	–	–
Less: Income tax expense related to gain on debt extinguishments	(0.01)	–	–
Basic excluding special items, gain (loss) on investments and gain on debt extinguishments	$ (0.71)	$ (0.45)	$ (0.80)
Diluted	$ (2.30)	$ (0.93)	$ (1.12)
Add back: Special items	1.71	0.59	0.35
Less: Income tax benefit related to special items	0.13	0.09	0.06
Less: Net gain (loss) on investments	(0.08)	0.03	(0.03)
Less: Income tax benefit (expense) related to gain (loss) on investments, net	0.02	(0.01)	–
Less: Gain on debt extinguishments	0.06	–	–
Less: Income tax expense related to gain on debt extinguishments	(0.01)	–	–
Diluted excluding special items, gain (loss) on investments and gain on debt extinguishments	$ (0.71)	$ (0.45)	$ (0.80)